Technical Report

On The

Initial Mineral Resource Estimate for the

Sakami Project, Eeyou Istchee Territory,

James Bay Region, Quebec, Canada

NAD83 UTM Zone 18, 375,000 m E; 5,900,000 m N

LATITUDE 53° 14.1' N, LONGITUDE 76° 52.4' W

Prepared for:

Fury Gold Mines Limited

1055 West Georgia Street, Suite 1500,

Vancouver, BC

Canada V6E 4N7

Report Date: January 21, 2026

Effective Date: November 11, 2025

SGS Project # 20491-05

Qualified Persons	Company
Olivier Vadnais-Leblanc, P.Geo.	SGS Canada Inc. - Geological Services ("SGS")

SGS Canada Inc.	Geological Services
10 boul. de la Seigneurie Est, Suite 203, Blainville, Québec Canada J7C 3V5 t (450) 433-1050 f (450) 433-1048 www.geostat.com

Member of SGS Group (SGS SA)

Technical Report – 2025 Initial Mineral Resource Estimate-Sakami Project, Quebec, Canada	Page i

SGS Geological Services

Technical Report – 2025 Initial Mineral Resource Estimate-Sakami Project, Quebec, Canada	Page ii

7.3.4 Simon and Péninsule Showings	38
7.3.5 JR Showing	41
7.3.6 Structural Geology	41
7.3.7 9.6 Showing	43
7.3.8 43 Showing	43
7.3.9 Île Showing	44
8 DEPOSIT TYPES	45
8.1 Stratabound gold occurrences associated with oxide facies or silicate-oxide-facies iron formations (Au-Ag-As)	45
8.2 Orogenic gold occurrences related to longitudinal shear zones (Greenstone-hosted quartz-carbonate vein deposits)	46
8.3 Puffy Lake gold deposit-like occurrences (from Ostry and Halden, 1995)	48
8.4 Witwatersrand paleoplacer model (a low-grade metamorphosed siliciclastic sediment basin)	49
9 EXPLORATION	51
10 DRILLING	52
10.1 Methodology	52
10.2 2025 Campaign	52
11 SAMPLE PREPARATION, ANALYSES, AND SECURITY	53
11.1 Sample Preparation	53
11.1.1 Core Sampling	53
11.2 Analyses	53
11.2.1 Laboratory Certification	53
11.2.2 Analytical Procedure	53
11.3 Quality Control and Quality Assurance Programs	53
11.3.1 Blank	53
11.3.2 Duplicate	55
11.3.3 Certified Reference Material	56
11.3.4 Laboratory Standard (CRM) and Blanks	63
11.4 QP's Comments	64
12 DATA VERIFICATION	65
12.1 Drill Sample Database	65
12.2 Site Visit	65
12.3 Conclusion	69
13 MINERAL PROCESSING AND METALLURGICAL TESTING	70
14 MINERAL RESOURCE ESTIMATES	71
14.1 Introduction	71
14.2 Drill Hole Database	71
14.3 Mineral Resource Modelling and Wireframing	73
14.4 Specific Gravity	74
14.5 Compositing	74
14.6 Grade Capping	75
14.7 Variography and Search Ellipsoids	77
14.8 Block Model Parameters	78
14.9 Grade Interpolation & Resource Classification	78
14.10 Mineral Resource Classification Parameters	79
14.11 Reasonable Prospects of Eventual Economic Extraction	81
14.12 Mineral Resource Statement	81
14.13 Model Validation and Sensitivity Analysis	84
14.13.1 Sensitivity to Cut-off Grade	86
14.14 Disclosure	87
15 MINERAL RESERVE ESTIMATE	88
16 MINING METHODS	89
17 RECOVERY METHODS	90
18 PROJECT INFRASTRUCTURE	91
19 MARKET STUDIES AND CONTRACTS	92
20 ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT	93

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21 CAPITAL AND OPERATING COSTS	94
22 ECONOMIC ANALYSIS	95
23 ADJACENT PROPERTIES	96
24 OTHER RELEVANT DATA AND INFORMATION	97
25 INTERPRETATION AND CONCLUSIONS	98
25.1 Property Description	98
25.2 2025 Mineral Resource Statement	98
25.3 Risk and Opportunities	99
25.3.1 Risks	99
25.3.2 Opportunities	100
26 RECOMMENDATIONS	101
27 REFERENCES	102
28 DATE AND SIGNATURE PAGE	109
29 CERTIFICATE OF QUALIFIED PERSON	110
Appendix 1. List of Claims	111

LIST OF FIGURES

Figure 4-1 Sakami Project Claims	18
Figure 5-1 Property Location Map	20
Figure 5-2 Location of the Project and Local Amenities	21
Figure 5-3 Temperature and Precipitation for the Sakami Area	22
Figure 5-4 Aerial View of the Site	24
Figure 6-1 Chargeability Anomalies the La Pointe Deposit and La Pointe Extension Area	27
Figure 6-2 Resistivity Anomalies the La Pointe Extension Area	28
Figure 7-1 Location of the Project with Regional Geology	32
Figure 7-2 Interpreted Total Magnetic Intensity from Airborne Surveys and Gold Showings of the Project	33
Figure 7-3 Geology of the La Pointe and La Pointe Extension Area	35
Figure 7-4 Geology of the Simon Showing	39
Figure 7-5 Exploration Results of the Simon Showing	40
Figure 7-6 IP Survey of the Simon Showing	41
Figure 7-7 Exploration Results and Total Magnetic Intensity Survey of the JR Showing	43
Figure 8-1 Regional Geological Map of the Roberto Gold Deposit (Equal Area Nets Show the Distribution of Lineation and S2 Foliation Measurements for the La Grande and Opinaca Subprovinces)	48
Figure 9-1 2025 Regional Soil Sampling Program	51
Figure 11-1 Blank Performance Charts for Gold	54
Figure 11-2 Duplicate Scatter plot	56
Figure 11-3 Duplicate QQ plot	56
Figure 11-4 CRM: CDN-GS-7F	58
Figure 11-5 CRM: CDN-GS-1P5T	58
Figure 11-6 CRM: CDN-GS-6F	59
Figure 11-7 CRM: CDN-GS-1P5R	59
Figure 11-8 CRM: CDN-GS-1P5Q	60
Figure 11-9 CRM: OREAS 231	60
Figure 11-10 CRM: OREAS 250b	61
Figure 11-11 CRM: OREAS 256b	61
Figure 11-12 Laboratory CRM validation	63
Figure 11-13 Laboratory Blank validation	63
Figure 12-1 A) Logging Table, B) Scale for rock density, C) Core Saw	66
Figure 12-2 Core Rack	66
Figure 12-3 Airlifted Drill Rig	67
Figure 12-4 Outcrop and Channels	68
Figure 12-5 Rock Deformation on Outcrop	68
Figure 14-1 Distribution of Drill Holes within the Sakami Property (NAD83 UTM Zone 18)	72
Figure 14-2 Sakami Lapointe Extension Drilling Area & Mineralize Zones	73

SGS Geological Services

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Figure 14-3 Isometric View Looking Northwest: Sakami Lapointe Extension Area Mineral Resource Models and Drill Holes (NAD83 UTM Zone 18)	74
Figure 14-4 Assay Length	75
Figure 14-5 Composites Frequency Chart	76
Figure 14-6 Composites Decile Analysis	76
Figure 14-7 Semi-Variogram of Sakami Extension	77
Figure 14-8 Isometric View looking NW: Sakami Block Model In Pit	78
Figure 14-9 Looking Northwest View of the Mineral Resources Constrained in Optimized Pit Shells at the Sakami Extension Project (NAD83 UTM Zone 18)	83
Figure 14-10 Comparison of ID2 (MRE), OK & NN Models for the Sakami Deposit	85
Figure 14-11 Comparison of Average Assay and Composite Grades with Global Block Model Grades	86
Figure 14-12 Grade and Tonnage Curve	87

LIST OF TABLES

Table 1-1 Summary of Exploration Work	6
Table 1-2 Summary of Historical Drill Holes and Assays by Year	7
Table 1-3 Mineral Resource Estimate for the Sakami Project, In-Pit, 2025	8
Table 1-4 Recommendations for Sakami Project	10
Table 2-1 List of Abbreviations	13
Table 4-1 Royalties on the Sakami Property	16
Table 5-1 Temperature Data for the Sakami Area	22
Table 5-2 Precipitation Data for the Sakami Area	23
Table 6-1 Summary of Exploration Work	26
Table 6-2 Summary of Historical Drill Holes and Assays by Year	29
Table 10-1 Summary of Survey Type	52
Table 11-1 QAQC Blank	55
Table 11-2 Duplicate statistic	55
Table 11-3 QAQC CRM Statistics	62
Table 14-1 Total Drill Hole Sample Database for the Sakami Project	72
Table 14-2 Summary for the SG Values Used in the Sakami 2025 MRE	74
Table 14-3 Summary Statistics for the 1.5 m Composites	75
Table 14-4 Composite Capping Summary	76
Table 14-5 Deposit Block Model Geometry	78
Table 14-6 Grade Interpolation Parameters	79
Table 14-7 Parameters used for Whittle™ pit optimization and Calculation of In-pit - Cut-off Grades	81
Table 14-8 Mineral Resource Estimate for the Sakami Project, In-Pit, 2025	82
Table 14-9 Block Models Comparison	84
Table 14-10 2025 Mineral Resource Estimate, Sakami - Cut-off Sensitivity	87
Table 25-1 Mineral Resource Estimate for the Sakami Project, In-Pit, 2025	98
Table 26-1 Recommendations for Sakami Project	101

SGS Geological Services

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1 SUMMARY

1.1 Introduction

SGS Geological Services Inc. ("SGS") was contracted by Fury Gold Mines Limited ("Fury" or the "Company") to complete an Initial inferred Mineral Resource Estimate ("MRE") for the La Pointe Extension target on its wholly owned Sakami gold project ("Sakami" or the "Project"), and to prepare a National Instrument 43-101 ("NI 43-101") Technical Report written in support of the MRE. La Pointe Extension target is part of the Sakami Project (the "Project" or "Property") located in the Eeyou Istchee Territory in the James Bay region of Northern Quebec. The Sakami Project hosts the La Pointe Deposit (Sakami Exploration Target) and the La Pointe Extension area and includes the gold showings known as the Simon and Péninsule, JR, 9.6, 43 and Île.

On December 8, 2025, Fury announced the results of this initial MRE for the La Pointe Extension target on its Sakami gold project. The Project contains a Mineral Resource of 825,000 oz of Au at a grade of 1.07 g/t in the Inferred Category. Based on the location, surface exposure, size, shape, general true thickness, and orientation, it is envisioned that parts of the Sakami deposit may be mined using open-pit mining methods. The effective date for the Sakami MRE is November 11, 2025. There has been no drilling completed on Sakami since the release of the December 8, 2025, MRE.

1.2 Property Description, Location, Access, and Physiography

The Project is located in the Eeyou Istchee James Bay Territory of Northern Quebec, approximately 130 km southeast of the closest town of Radisson and 600 km north of Matagami. The Project is located in the James Bay gold mining camp where the Éléonore gold mine is operated by Dhilmar. The Property consists of several peninsulas and islands in the centre of the Sakami Reservoir.

The approximate centre of the Property is located at Universal Transverse Mercator (UTM) coordinates 5,895,800 m N and 375,800 m E (NAD 83, Zone 18N). The approximate UTM coordinates for the centre of the currently defined Sakami deposit are 5,894,000 m N and 374,500 m E. The Project is located within National Topographic System (NTS) 1:50,000 scale map-areas; 33F02, 33F03, and 33F07.

The Project is located 600 km north of the town of Matagami and borders the western shore of the Sakami reservoir in the James Bay region (NTS Map sheet 33F02, 33F03, and 33F07). The Project is located in the James Bay gold mining camp where the Éléonore gold mine is operated by Dhilmar. A Property location map is illustrated in Figure 5-1 below.

Radisson is accessible year-round via the La Grande Rivière airport and the Billy Diamond road; the road is well maintained. The Matagami-Radisson road (also known as James Bay road) runs 30 km west of the Project. The main access is a 47 km long winter road from km 507 on the James Bay road. In the summer months the Project is also accessible via a jetty at the northern end of the Sakami Reservoir along the Trans-Taïga road located 22 km north of the northern limit of the Project. From this point, a motorized boat can be used to access the Project (Figure 5-2). A helicopter services is available in Radisson and can be hired to transport passengers and equipment to the main camp built in the southern part of the Project.

The town of Radisson, located in the Eeyou Istchee James Bay territory of Quebec is the closest town located 130 km (80 km as the crow flies) northwest of the Project. The town of Matagami is located approximately 600 km south of the Project. Radisson hosts a population of approximately 200 (2021 Census) and offers two fuel stations, a hotel, a motel, a general store and a hospital. The La Grande Rivière airport is located 30 km south of the town. Major amenities are available in Matagami including a source of skilled labor and heavy equipment.

The Project is in the James Bay ecoregion. This excerpt is taken from ecozones.ca, which sources Environment Canada:

SGS Geological Services

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"The regional ecoregion consists largely of flat, poorly drained plains with subdued fluvial and marine features. Throughout the area, there are gravelly, well-drained belts of raised beaches, resulting from postglacial, isostatic rebound. Wetlands cover over 75% of the area in the north and around James Bay. They are composed largely of northern ribbed fens, northern plateau bogs, and palsa bogs. The soils are dominantly Organic Mesisols and Fibrisols with some Organic Cryosols. Limited areas of Dystric and Eutric Brunisolic soils occur on upland sands. Eutric Brunisols and Gleysols are associated with river levees, while clayey uplands may have Gray Luvisol soils. Sporadic, discontinuous permafrost with medium to high ice content in the north decreases to isolated patches surrounding James Bay. Mineral soil profiles exhibit uneven and often discontinuous or distorted soil horizon development as a result of past and present permafrost action. Characteristic wildlife includes barren-ground caribou, black bear, wolf, moose, lynx, and snowshoe hare. Bird species include the Canada goose, ruffed grouse, and American black duck".

The Project consists of wetlands with patches of young conifers and scattered outcrops. The Sakami Reservoir has an approximate elevation of 186.8 m a.s.l. (Commission de Toponymie Québec) (Figure 5-4).

1.3 History of Exploration, Drilling

A chronological account of reported assessment file exploration work filed with the Quebec Ministry of Mines that was carried out within and around the Project is presented in the 2017 SGS Report and the "Matamec Explorations Inc. - Sakami Property - 43-101 Technical Report" completed by InnovExplo on September 28th, 2007. This can be summarized as follows:

Exploration work within and surrounding the Project area has taken place since the late 1950's whereby geological, geochemical, geophysical and other exploration work programs were completed within and around the Project area which were compiled in a geological map and a report on the Sakami area issued by the Geological Survey of Canada in 1957. From 1956 to 2007, numerous exploration programs executed by several major and junior exploration companies including Virginia, the company that discovered the Éléonore gold mine, took place in the Project area. The various exploration work programs consisted of airborne magnetic and electromagnetic surveys, geological, geochemical and ground geophysical programs, and diamond drilling. Summaries of the surface work and drilling (drillhole information and most significant intersections are presented below in Tables 6-1 to 6-3.

No historical mineral resource exists for the Project.

Table 1-1 Summary of Exploration Work

Sample Type	Year	No. of Samples	No. of Channel	No. of Metres	Line km	Company
Soil	2013-2019	3868				QPM
Grab Sample	1998-2020	1602				MAT / Virginia / QPM
Channel Sample	2001-2019	1285	221	992.2		MAT / Virginia / QPM
Heliborne	1998-2020, 2006, 2019				2059	Virginia / QPM
Ground magnetic	2000-2002				280	MAT / Virginia
Induced polarization	2001-2002, 2019-2020				147	MAT / Virginia / QPM

The following information summarizes the 2018, 2019, 2020, 2021, 2022, and 2023 drill campaigns. All analytical results were received from the 2020 drill campaign.

SGS Geological Services

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Table 1-2 Summary of Historical Drill Holes and Assays by Year

Year	Nb. Drill Holes	Length (m)	Nb. Assays by Year	Assayed Length (m)
2001-2004	64	11,685.38	4,706	4,510.7
2008	13	3,359.40	1,076	1,383.75
2013	9	1,605.00	692	793.35
2014	11	2,859.00	801	1,065.95
2015	7	2,049.00	498	641.90
2016	9	2,058.00	936	1,277.40
2017	8	2,958.00	762	1,120.90
2018	26	9,253.60	4,023	5,721.96
2019	16	4,162.90	2,273	2,890.38
2020	51	12,360.70	7,952	10,190.35
2021	14	5,614.70	4,090	5,479.10
2022	5	2,112.00	1,542	2,069.00
2023	2	732.12	528	719.62
Total	235	60,809.80	29,879	37,864.36

1.4 Geology and Mineralization

The Project is located within the central part of the Superior Geological Province, which comprises four subprovinces: from north to south they are the La Grande, Opinaca, Nemiscau and Opatica. Stratigraphy of the immediate area of Sakami Reservoir was well described by Goutier et al. (2000) and by Gauthier-Paquette (1997).

The Project straddles the contact between the La Grande and Opinaca subprovinces (Figure 7-1). In 1998 and 1999, several gold showings were discovered by Matamec on the western shore of Sakami Reservoir (Lamarche and Lavallée, 1998; Beauregard and Gaudreault, 1999) within the contact zone between the volcanic rocks of the Yasinski Group (La Grande Subprovince) and the sedimentary rocks of the Laguiche Group (Opinaca Subprovince).

Exploration work carried out to date on the La Pointe deposit and the recent discovery of the La Pointe Extension have provided a better understanding of the metallogenic context and improved the geological and structural interpretation of the auriferous showings.

At the Sakami project, two principal distinct gold zones are identified. There are denoted as Lapointe and Lapointe Extension. The current MRE is only focussing solely on Lapointe extension. The Lapointe area also contains gold, but the mineralized zones extend under the reservoir. Geotechnical studies and permits are required to develop this area of the Sakami project. On Figure 7-3, the two areas are shown with the limit of the pit on the Sakami Lapointe Extension as determined by the current MRE.

Couture (2001) identified three main rock types at the La Pointe deposit:

  metamorphosed sedimentary rock (biotite paragneiss);
  amphibolitised mafic volcanic rock; and
  granodiorite.

These rock units are interlayered and intruded by an alkali granite pegmatite (carrying tourmaline) and other felsic dikes (or strongly altered and silicified paragneiss) (Fleury 2016). There is also a band of pyrite-bearing quartz arenites that are interpreted to be part of the Apple Formation.

SGS Geological Services

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Fleury (2016) observed that the mineralization appears to be more related to the arsenopyrite, which is present in the form of very fine needles (<1 mm) associated with the biotite alteration and silicification. This relationship is well displayed in drill core samples as well as with samples that were submitted for whole rock analysis and the arsenic content was compared to the gold analyses. Gold is distributed unevenly across the mineralized unit (Couture, 2001). The central, less altered core of the unit shows anomalous gold abundances. Grades increase significantly within the fractured and altered margins of the mineralized zone.

1.5 2025 Mineral Resource Statement

The QP is of the opinion that the 2025 MRE should be classified as Inferred mineral resources based on geological and grade continuity, data density, search ellipse criteria, drill hole spacing and interpolation parameters. The RPEEE requirement has been met by (i) having a minimum width for the modelling of the mineralization zones and a cut-off grade, (ii) using reasonable inputs, for the potential surface mining method scenarios; and (iii) applying constraints consisting of an optimized surface pit shell.

The QPs consider the 2025 MRE to be reliable and based on quality data and geological knowledge. The estimate follows CIM Definition Standards and Best Practices Guidelines.

Table 1-3 displays the results of the 2025 MRE for the Sakami Extension area

Table 1-3 Mineral Resource Estimate for the Sakami Project, In-Pit, 2025

Category	Tonnes	Au g/t	Contained Au (oz)
Inferred	23,887,000	1.07	825,000

Note(s):

1) The effective date of the Sakami project Mineral Resource Estimates ("MREs") is November 11, 2025.

2) The Mineral Resource Estimates were estimated by Olivier Vadnais-Leblanc, P.Geo. of SGS Geological Services and is an independent Qualified Person as defined by NI 43-101.

3) The classification of the current Mineral Resource Estimates into Inferred mineral resources is consistent with current 2014 CIM Definition Standards - For Mineral Resources and Mineral Reserves.

4) All figures are rounded to reflect the relative accuracy of the estimate and numbers may not add due to rounding.

5) The mineral resources are presented undiluted and in situ, constrained by continuous 3D wireframe models, and are considered to have reasonable prospects for eventual economic extraction.

6) Mineral resources which are not mineral reserves do not have demonstrated economic viability. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that most Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

7) The Project mineral resource estimates (Sakami Extension) are based on a validated database which includes data from 54 surface diamond drill holes totaling 18,233.72 m. The Project resource database totals 13,147 drill hole assay intervals representing 17455.62 m of data.

8) The MRE for the Sakami deposit is based on 44 three-dimensional ("3D") resource models.

9) Grades for Au were estimated for each mineralization domain using 1.5 metre capped composites assigned to that domain. To generate grade within the blocks, the inverse distance square (ID2) interpolation method was used for all domains of the Sakami deposit. An average density value of 2.76 g/cm3 was assigned to each domain.

SGS Geological Services

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10) Based on the location, surface exposure, size, shape, general true thickness, and orientation, it is envisioned that parts of the Sakami deposit may be mined using open-pit mining methods. In-pit mineral resources are reported at a base case cut-off grade of 0.4 g/t Au. The in-pit resource grade blocks are quantified above the base case cut-off grade, above the constraining pit shell, below topography and within the constraining mineralized domains (the constraining volumes).

11) The pit optimization and base-case cut-off grade consider a gold price of $2,600/oz and considers a gold recovery of 92%. The pit optimization and base case cut-off grade also considers a mining cost of US$2.80/t mined, pit slope of 55⁰ degrees, and processing, treatment, refining, G&A and transportation cost of USD$19.00/t of mineralized material.

12) The results from the pit optimization, using the pseudoflow optimization method in Whittle.20.22, are used solely for the purpose of testing the "reasonable prospects for economic extraction" by an open pit and do not represent an attempt to estimate mineral reserves. There are no mineral reserves on the Property. The results are used as a guide to assist in the preparation of a Mineral Resource statement and to select an appropriate resource reporting cut-off grade. A Whittle pit shell at a revenue factor of 1.00 was selected as the ultimate pit shell for the purposes of this mineral resource estimate.

13) The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

1.6 Adjacent Properties

The main adjacent mining property to Fury Gold Mines' Sakami project is not a single adjacent mine but rather the Dhilmar Ltd owned Éléonore Mine, located approximately 60 km southeast of Sakami, which represents the larger regional context and has historically influenced the geological understanding of the area.

1.7 Recommendations

From the observations made on the project, Vadnais-Leblanc recommends to:

  Survey all DDH collars not surveyed
  Make sure that every collar is properly identify
  Survey channels on outcrop
  Review drill core with assays results to better understand which structure, vein, alteration, etc. is carrying the gold in the different areas of the deposit
  Collect additional data from past drilling and implement a sampling protocol for SG data collection for future drilling
  Drill additional holes to expand the resource along strike and at depth below the shallower portion of the pit
  Do preliminary metallurgical test work
  Complete the geophysical coverage of the property
  Refine geochemical knowledge with new data

SGS Geological Services

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Table 1-4 Recommendations for Sakami Project

Item	Details	Cost (C$)
Phase 1
Drilling and Sampling	Diamond Drilling and Assays Analysis (10,000 m at $250/m)	2,500,000
Geometallurgical Work	Comminution test work	100,000
Geometallurgical Work	Recovery test work	100,000
Geophysical Surveys	Resistivity and chargeability	250,000
Geochemical Survey	Soil Sampling Campaign	75,000
Phase 2
Drilling and Sampling	Diamond Drilling and Assays Analysis (20,000 m at $250/m)	5,000,000
Total		8,025,000

SGS Geological Services

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2 INTRODUCTION

SGS Geological Services Inc. ("SGS") was contracted by Fury Gold Mines Limited ("Fury" or the "Company") to complete an Initial inferred Mineral Resource Estimate ("MRE") for the La Pointe Extension target on its wholly owned Sakami gold project ("Sakami" or the "Project"), and to prepare a National Instrument 43-101 ("NI 43-101") Technical Report written in support of the MRE. La Pointe Extension target is part of the Sakami Project (the "Project" or "Property") located in the Eeyou Istchee Territory in the James Bay region of Northern Quebec. The Sakami Project hosts the La Pointe Deposit (Sakami Exploration Target) and the La Pointe Extension area and includes the gold showings known as the Simon and Péninsule, JR, 9.6, 43 and Île.

This is the first MRE completed for Sakami. On December 8, 2025, Fury announced an initial MRE for the La Pointe Extension target on its Sakami gold project. The Project contains a Mineral Resource of 825,000 oz of Au at a grade of 1.07 g/t in the Inferred Category. Based on the location, surface exposure, size, shape, general true thickness, and orientation, it is envisioned that parts of the Sakami deposit may be mined using open-pit mining methods. The effective date for the Sakami MRE is November 11, 2025. There has been no drilling completed on Sakami since the release of the December 8, 2025, MRE.

The Company was incorporated on June 9, 2008, under the Business Corporations Act (British Columbia) and is listed on the Toronto Stock Exchange and the NYSE-American, with its common shares trading under the symbol FURY. The Company's registered and records office is located at 1055 West Georgia Street, Suite 1500, Vancouver, British Columbia, V6E 4N7, and its mailing address is 401 Bay Street, 16th Floor, Toronto, Ontario, M5H 2Y4.

On April 28, 2025, the Company acquired all the issued and outstanding common shares of Quebec Precious Metals Corporation ("QPM") in accordance with the terms and conditions of the arrangement agreement dated February 26, 2025 (the "Arrangement").

The current report is authored by Olivier Vadnais-Leblanc, B.Sc., P. Geo., ("Vadnais-Leblanc") of SGS (the "Author"). The Author is an independent Qualified Person as defined by NI 43-101 and is responsible for all sections of this report. The MRE presented in this report were estimated by Vadnais-Leblanc.

The reporting of the MRE complies with all disclosure requirements set out in the NI 43-101 Standards of Disclosure for Mineral Projects. The classification of the MREs is consistent with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards (2014 CIM Definitions). In completing the MRE, Vadnais-Leblanc uses general procedures and methodologies that are consistent with industry standard practices, including those documented in the 2019 CIM Estimation of Mineral Resources & Mineral Reserves Best Practice Guidelines (2019 CIM Guidelines).

The current Technical Report will be used by Fury in fulfillment of their continuing disclosure requirements under Canadian securities laws, including National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). This Technical Report is written in support of an initial MRE completed for Fury.

The Property is considered an early-stage exploration property.

2.1 Sources of Information

In preparing the current MRE and supporting technical report, the Author utilized a digital database, provided to the Author by Fury, and miscellaneous internal technical reports provided by Fury. All background information regarding the Property has been sourced from previous technical reports and revised or updated as required.

The Project was the subject of two recent NI 43-101 Technical Reports for Matamec Explorations Inc. ("MAT") and Canada Strategic Metals ("CJC"), and for Quebec Precious Metals Corporation ("QPM"):

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  NI 43-101 Technical Report for the Sakami Property, Radisson area, Québec, Canada dated November 24, 2017 (the "Technical Report on the Sakami Project, Radisson area, Quebec, Canada"), prepared for Matamec Explorations Inc. and Canada Strategic Metals, was prepared and signed by Olivier Vadnais-Leblanc, P.Geo, Claude Bisaillon, Ing. and Daniel Leroux, P.Geo of SGS Canada Inc.
  NI 43-101 Technical Report for the Sakami Project, Eeyou Istchee James Bay territory, Québec, Canada'' dated August 9, 2021 (the "Technical Report on the Sakami Project, Eeyou Istchee James Bay territory, Quebec, Canada"), prepared for Quebec Precious Metals Corporation, was prepared and signed by Normand Champigny, Eng. and Richard Nieminen, P.Geo. of Quebec Precious Metals Corporation.

Information regarding the Property accessibility, climate, local resources, infrastructure, and physiography, exploration history, previous mineral resource estimates, regional property geology, deposit type, recent exploration and drilling, metallurgical test work, and sample preparation, analyses, and security for previous drill programs (Sections 5-13) have been sourced from the recent internal technical reports and updated where required. The Author believes the information used to prepare the current Technical Report is valid and appropriate considering the status of the Project and the purpose of the Technical Report.

2.2 Site Visit

A site visit was conducted by Olivier Vadnais-Leblanc between July 21 and July 23, 2025. Vadnais-Leblanc was accompanied by Valerie Doyon, Senior Project Geologist. On site, Vadnais-Leblanc visited the core shack, the split shack, core storage facilities and the outcrop. The operating drill rig was also examined. The visit allowed the Author to assess the field conditions at the Sakami site, validate the location and existence of certain drill holes, visit the core facilities, and familiarize himself with the exploration procedures and methods used by Fury Gold Mine. During the 2025 site visit, Vadnais-Leblanc initially conducted a control sampling to confirm the presence of Au mineralization on the Sakami property. The Author compared the mineralized intervals sampled with the data from Fury using the same analytic method. From the 14 samples validated, no discrepancy was noticed.

All geological data has been reviewed and verified as being accurate to the extent possible, and to the extent possible, all geologic information was reviewed and confirmed. There were no significant or material errors or issues identified with the drill database. Based on a review of all possible information, Vadnais-Leblanc is of the opinion that the database is of sufficient quality to be used for the current Inferred MRE.

The site visit conducted by Vadnais-Leblanc is considered current, per Section 6.2 of NI 43-101CP.

2.3 Effective Date

The Effective Date of the MRE is November 11, 2025.

2.4 Units and Abbreviations

Units used in the report are metric units unless otherwise noted. All currency is in Canadian dollars (C$), unless otherwise noted.

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Table 2-1 List of Abbreviations

$	Dollar sign	m2	Square metres
%	Percent sign	m3	Cubic metres
°	Degree	masl	Metres above sea level
°C	Degree Celsius	mm	Millimetre
°F	Degree Fahrenheit	mm2	Square Millimetre
µm	Micron	mm3	Cubic Millimetre
AA	Atomic absorption	Moz	Million Troy Ounces
Ag	Silver	MRE	Mineral Resource Estimate
AgEq	Silver Equivalent	Mt	Million Tonnes
Au	Gold	NAD 83	North American Datum of 1983
Az	Azimuth	mTW	Metres True Width
CAD	Canadian Dollar	NI	National Instrument
CAF	Cut and Fill Mining	NN	Nearest Neighbor
cm	Centimetre	NQ	Drill Core Size (4.8 cm in Diameter)
cm2	Square Centimetre	NSR	Net Smelter Return
cm3	Cubic centimetre	oz	Ounce
Cu	Copper	OK	Ordinary Kriging
DDH	Diamond Drill Hole	Pb	Lead
ft	Feet	ppb	Parts per Billion
ft2	Square Feet	ppm	Parts per Million
ft3	Cubic Feet	QA	Quality Assurance
g	Grams	QC	Quality Control
GEMS	Geovia GEMS 6.8.3 Desktop	QP	Qualified Person
g/t or gpt	Grams per Tonne	RC	Reverse Circulation Drilling
GPS	Global Positioning System	RQD	Rock Quality Designation
Ha	Hectares	SD	Standard Deviation
HQ	Drill core Size (6.3 cm in Diameter)	SG	Specific Gravity
ICP	Induced Coupled Plasma	SLS	Sub-level Stoping
ID2	Inverse Distance Weighting to the Power of Two	t.oz	Troy Ounce (31.1035 grams)
ID3	Inverse Distance Weighting to the Power of Three	Ton	Short Ton
kg	Kilograms	Zn	Zinc
km	Kilometres	Tonnes or T	Metric Tonnes
km2	Square Kilometre	TPM	Total Platinum Minerals
kt	Kilo Tonnes	C$	Canadian Dollar
m	Metres	μm	Micron
		UTM	Universal Transverse Mercator

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3 RELIANCE ON OTHER EXPERTS

3.1 Property Status and Ownership

Verification of information concerning Property status and ownership, which are presented in Section 4 below, have been provided to the Author by Valerie Doyon, P.Geo, Senior Project Geologist, for Fury, by way of E-mail on November 11, 2025. The Author only reviewed the land tenure in a preliminary fashion and has not independently verified the legal status or ownership of the Property or any underlying agreements or obligations attached to ownership of the Property. However, the Author has no reason to doubt that the title situation is other than what is presented in this technical report (Section 4). The Author is not qualified to express any legal opinion with respect to Property titles or current ownership.

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4 PROPERTY DESCRIPTION AND LOCATION

4.1 Location

The Project is located in the Eeyou Istchee James Bay Territory of Northern Quebec, approximately 130 km southeast of the closest town of Radisson and 600 km north of Matagami. The Project is located in the James Bay gold mining camp where the Éléonore gold mine is operated by Dhilmar. The Property consists of several peninsulas and islands in the centre of the Sakami Reservoir.

The approximate centre of the Property is located at Universal Transverse Mercator (UTM) coordinates 5,895,800 m N and 375,800 m E (NAD 83, Zone 18N). The approximate UTM coordinates for the centre of the currently defined Sakami deposit are 5,894,000 m N and 374,500 m E. The Project is located within National Topographic System (NTS) 1:50,000 scale map-areas; 33F02, 33F03, and 33F07.

4.2 Project Ownership

The Project consists of a block of 281 contiguous map-designated claims covering 14,250 ha, (Figure 4-1, Appendix 1) 100% owned by Fury Gold Mines Limited. On April 28, 2025, the Company acquired all the issued and outstanding common shares of Quebec Precious Metals Corporation ("QPM") in accordance with the terms and conditions of the arrangement agreement dated February 26, 2025 (the "Arrangement").

The claims are in good standing as of the effective date of the report. Appendix 1 lists all the claims along with the relevant tenure information, including their designation number, registration and expiry dates, area, assessment work credits and work requirements for renewal. The boundaries of the claims have not been legally surveyed. The mineral rights exclude surface rights, which belong to the Quebec government.

4.3 Mineral Tenure

Under the Quebec Mining Act, claims or cells are map staked. The map-designated coordinates of the cells are the legal limits of said claims, the physical limits can be verified by consulting the Government of Quebec's Ministère de Ressources Naturelles et des Forets (MERN) GESTIM website.

In Quebec, available mining lands are defined as geo-referenced polygons which can be applied for by holders of Quebec prospecting licenses through an online portal. The person identifies the claim ('clicking') and pays the required fee online. In the case of mining claims that are expiring or to be cancelled, these lands are made available for acquisition at a designated future date and time, allowing for all interested parties to become aware when these lands are available. In the case of open lands or re-opened lands, the first person to complete the transaction receives the mineral tenure. Funds to for transactions with MERN such as claim acquisition and renewal may be deposited in advance in a dedicated account with the Ministry.

Under the current Quebec Mining Act claims are required to be renewed every two years for a fee of $170. Work requirements are based on the number of hectares in each claim and increase each 2-year term to a maximum reached at the 7th term (14th year). Work requirements also vary on whether the claim is located north or south of the 52nd parallel.

4.4 Royalties and Encumbrances

The Sakami and Apple properties, located in the James Bay region of Québec, are subject to long-standing royalty agreements that remain enforceable today. These agreements originated from separate transactions and have persisted through multiple corporate reorganizations, as the royalties run with the land rather than being tied to any specific corporate entity.

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On September 7, 1999, Matamec Explorations Inc. acquired one hundred percent of the Sakami property from Jean-Raymond Lavallée and Luc Lamarche. As consideration, Matamec issued one million common shares, divided equally between the two sellers. In addition, the sellers retained a perpetual net smelter return royalty of one percent on all minerals produced from the property, split into two equal parts: 0.5% NSR payable to Mr. Lavallée and 0.5% NSR payable to Mr. Lamarche. The royalty is calculated on net smelter returns after deducting customary costs such as transportation, insurance, handling, sampling, assaying, refining, and associated penalties, and it remains payable in accordance with the original deed of sale. From 1999 until June 2018, Matamec held the Sakami property. In June 2018, Matamec combined with Canada Strategic Metals to form Québec Precious Metals Corporation (QPM). On April 28, 2025, QPM was acquired by Fury Gold Mines Limited under a court-approved plan of arrangement, consolidating the Sakami property within Fury's Québec portfolio. As of the date of this report, the one percent NSR remains valid and enforceable, and Fury Gold Mines Limited, as the current owner, is responsible for its calculation and payment upon the commencement of commercial production.

The Apple property has a similar history of enduring royalty obligations. On August 28, 2007, Virginia Mines Inc. transferred the Apple property to Ressources Strateco Inc., reserving a two percent (2%) NSR on all minerals produced. The agreement also granted Strateco and its successors the right to buy back one percent (1%) of the NSR for a cash payment of one million U.S. dollars. This royalty was designed to be perpetual and to bind all future owners. In December 2013, Strateco sold the Apple property to Canada Strategic Metals Inc. (CJC), which assumed all obligations under the original royalty agreement, including the NSR and provisions related to relinquishment and reacquisition. In 2014, Virginia Mines merged with Osisko Gold Royalties Ltd., now OR Royalties Inc., making Osisko the beneficiary of the Apple royalty. In June 2018, Canada Strategic Metals combined with Matamec to form QPM, and in April 2025, Fury Gold Mines Limited acquired QPM, becoming the current owner of the Apple property.

As of January 2026, the Apple property remains subject to a two percent NSR payable to Osisko Gold Royalties Ltd. The buyback option for one percent of the NSR at a price of one million U.S. dollars remains in effect.

Fury Gold Mines Limited, as the current owner of the Sakami and Apple properties, is responsible for ensuring compliance with these royalty agreements upon any future production.

In summary, Fury Gold Mines Limited currently holds the Sakami and Apple properties, which are subject to a 1% NSR payable to the original vendors of Sakami and a 2% NSR payable to Osisko Gold Royalties on Apple, with a contractual right to buy back 1% of the Apple royalty for US$1,000,000.

Table 4-1 Royalties on the Sakami Property

Property	Royalty Holder	Royalty Rate	Buyback Option
Sakami	Jean-Raymond Lavallée & Luc Lamarche	1.0% NSR (0.5% each)	None
Apple	Osisko Gold Royalties Ltd.	2.0% NSR	1.0% NSR for US$1,000,000

4.5 Permitting and Environmental Liabilities

A forest intervention permit is required for any logging activity, including clearing for roads, camps, and drill pads. Documentation for such a permit must be submitted by a forest engineer to the Chibougamau or Amos forest management unit, part of the MERN. In accordance with the Paix des Braves protocols, a representative from the MERN will contact the Cree Tallyman who owns the trap line where logging is needed; the Tallyman then has 45 days to provide his approval. A small logging royalty, stumpage fee, is deemed payable to the Ministry.

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A "special intervention permit" is required to conduct drilling. This permit is very similar to and replaces the forest intervention permit. Road construction necessitating any earthmoving requires authorization from the MERN. This request is made concomitantly with the forest intervention permit request and may take a few months to be approved.

Installation of a temporary or permanent camp requires a permit to be issued by the Municipalité de la Baie-James, from Matagami. Installation must comply with municipal regulations as well as the Ministry of the Environment and the Fight against Climate Change (Ministère de l'Environnement et Lutte contre les changements climatiques - MELCC), especially concerning wastewater management.

No specific permit is required to conduct geophysics, line cutting, or other activities not requiring significant logging.

4.6 First Nations Rights

The Project is located north of the 52nd parallel (52ºN), in the Nord-du-Québec Region, and as such is subject to the provisions of the James Bay and Northern Quebec Agreement ("JBNQA") (1975), and the Paix des Braves Agreement (2002). The JBNQA governs the environmental and social protection regimes for the James Bay and Nunavik regions. The Project falls within the Eeyou Istchee Territory of the Eastmain Cree First Nation.

The JBNQA establishes three categories of lands, numbered I, II and III and defines specific rights for each category. The Sakami Property lies over Category III lands are public lands administered and in the domain of the province of Quebec. The lands do not have any substantial restrictions on mineral exploration. Category III lands include all the lands within the territory covered by the JBNQA that are located south of the 55th parallel and are not included in other land categories. Category III lands are managed by the Eeyou Istchee James Bay Regional Government. The Cree Nation has exclusive trapping rights on these lands, as well as certain non-exclusive hunting, and fishing rights. The Cree Nation also benefits from an environmental and social protection regime that includes, among other things, the obligation for proponents to carry out an Environmental and Social Impact Assessment for mining projects and the obligation to consult with First Nations communities. In addition, the issuer must inform and consult with the First Nation communities and trap line permit holders concerning any planned exploration work to minimize interference with traditional trapping, hunting, and fishing activities.

SGS and Fury Gold is unaware of any environmental liabilities, permitting issues, or municipal social issues concerning the Project. All exploration activities conducted on the Project comply with the relevant environmental permitting requirements.

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Figure 4-1 Sakami Project Claims

360000
365000
370000
375000
380000
385000
390000
5905000
5900000
5895000
5890000
5885000
SAKAMI
QUEBEC
N
0
2.5
5 km
LEGEND
Sakami Claims
Contour Pits
SAKAMI PROJECT CLAIMS
SGS
Drawn by
SGS Geological Services
December 17, 2025
Coordinate System
Nad 83/UTM zone 18

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5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

5.1 Accessibility

The Project is located 600 km north of the town of Matagami and borders the western shore of the Sakami reservoir in the James Bay region (NTS Map sheet 33F02, 33F03, and 33F07). The Project is located in the James Bay gold mining camp where the Éléonore gold mine is operated by Dhilmar. A Property location map is illustrated in Figure 5-1 below.

Radisson is accessible year-round via the La Grande Rivière airport and the James Bay road; the road is well maintained. The Matagami-Radisson road (also known as James Bay road) runs 30 km west of the Project. The main access is a 47 km long winter road from km 507 on the James Bay road. In the summer months the Project is also accessible via a jetty at the northern end of the Sakami Reservoir along the Trans-Taïga road located 22 km north of the northern limit of the Project. From this point, a motorized boat can be used to access the Project (Figure 5-2). A helicopter services is available in Radisson and can be hired to transport passengers and equipment to the main camp built in the southern part of the Project.

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Figure 5-1 Property Location Map

340 000
360 000
380 000
5 920 000
5 900 000
5 880 000
5 860 000
SAKAMI PROJECT
Route Transtaiga
JAMES BAY
Sakami Lake
Chemin Wemindji
Route de la Baie-James
Legend
Road, primary or secondary
Road, limited access
Power transmission line
Project
0 2.5 5 10 15
Km
1:400 000
UTM NAD 83 Zone 18
National Geographic, Esri, Garmin, HERE, UNEP-WCMC, USGS, NASA, ESA, METI, NRCAN, GEBCO, NOAA, increment P Corp.

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Figure 5-2 Location of the Project and Local Amenities

http://www.greibj-eijbrg.com/images/Carte-Eeyou-Istchee-Baie-James-Nov2016.pdf

5.2 Climate

The climate is characterised by cool summers and cold winters and a perhumid high boreal ecoclimate. It is an area of transition, lying between the coniferous and mixed forests of the clay belt to the south, and the tundra to the north. The following Figure 5-3, Table 5-1, and Table 5-2 are sourced from Environment Canada for the La Grande Rivière airport, located 90 km northwest of the Project. Work can be conducted all year round and is not limited by normal weather conditions.

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Figure 5-3 Temperature and Precipitation for the Sakami Area

Table 5-1 Temperature Data for the Sakami Area

1971 to 2000 Canadian Normals station data
Temperature

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year	Code
Daily Average (0C)	-23.2	-21.6	-14.6	-4.9	4.3	10.5	13.7	12.9	7.4	1.2	-6.3	-17.1	-3.1	C
Standard Deviation	3.0	3.4	3.2	2.6	2.1	2.1	1.4	1.6	1.7	1.6	2.3	4.0	1.9	C
Daily Maximum (0C)	-18.3	-15.8	-8.2	0.7	10.3	17.1	20.0	18.4	11.6	4.4	-3.3	-13.0	2.0	C
Daily Minimum (0C)	-28.0	-27.4	-20.9	-10.5	-1.6	3.9	7.4	7.4	3.1	-2.0	-9.4	-21.2	-8.3	C
Extreme Maximum (0C)	1.4	5.0	11.3	22.3	32.6	35.0	32.3	31.2	26.8	23.5	12.3	12.5
Date (yyyy/dd)	1993/22	2000/26	1979/21	1980/30	1998/16	1983/21	1990/15	1996/03	1996/02	1997/09	1977/03	1986/13
Extreme Minimum (0C)	-40.9	-44.6	-38.5	-31.4	-13.5	-6.6	-0.9	-0.5	-7.0	-16.7	-29.2	-40.3
Date (yyyy/dd)	1982/18	1979/15	1984/12	1994/01	1981/10	1986/02	1978/01	1984/17	1978/29	1990/26	1989/25	1993/28

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Table 5-2 Precipitation Data for the Sakami Area

1971 to 2000 Canadian Normals station data
Precipitation

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
Rainfall (mm)	0.1	1.2	3.0	11.5	30.2	62.3	79.5	85.1	100.8	52.5	10.2	1.2	437.4
Snowfall (cm)	34.2	23.3	29.5	20.9	11.1	2.5	0.0	0.1	6.4	35.5	60.8	42.5	266.7
Precipitation (mm)	31.8	21.8	29.3	31.5	40.3	64.8	79.5	85.2	106.9	86.5	66.3	40.1	683.9
Average Snow Depth (cm)	43	50	47	30	3	0	0	0	0	2	16	32	19
Median Snow Depth (cm)	43	50	47	30	2	0	0	0	0	1	16	32	18
Snow Depth at Month-end (cm)	50	49	41	13	0	0	0	0	0	6	25	37	18

5.3 Local Resources and Infrastructure

The town of Radisson, located in the Eeyou Istchee James Bay territory of Quebec is the closest town located 130 km (80 km as the crow flies) northwest of the Project. The town of Matagami is located approximately 600 km south of the Project. Radisson hosts a population of approximately 200 (2021 Census) and offers two fuel stations, a hotel, a motel, a general store and a hospital. The La Grande Rivière airport is located 30 km south of the town. Major amenities are available in Matagami including a source of skilled labor and heavy equipment.

5.4 Physiography

The Project is in the James Bay ecoregion. This excerpt is taken from ecozones.ca, which sources Environment Canada:

"The regional ecoregion consists largely of flat, poorly drained plains with subdued fluvial and marine features. Throughout the area, there are gravelly, well-drained belts of raised beaches, resulting from postglacial, isostatic rebound. Wetlands cover over 75% of the area in the north and around James Bay. They are composed largely of northern ribbed fens, northern plateau bogs, and palsa bogs. The soils are dominantly Organic Mesisols and Fibrisols with some Organic Cryosols. Limited areas of Dystric and Eutric Brunisolic soils occur on upland sands. Eutric Brunisols and Gleysols are associated with river levees, while clayey uplands may have Gray Luvisol soils. Sporadic, discontinuous permafrost with medium to high ice content in the north decreases to isolated patches surrounding James Bay. Mineral soil profiles exhibit uneven and often discontinuous or distorted soil horizon development as a result of past and present permafrost action. Characteristic wildlife includes barren-ground caribou, black bear, wolf, moose, lynx, and snowshoe hare. Bird species include the Canada goose, ruffed grouse, and American black duck".

The Project consists of wetlands with patches of young conifers and scattered outcrops. The Sakami Reservoir has an approximate elevation of 186.8 m a.s.l. (Commission de Toponymie Québec) (Figure 5-4).

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Figure 5-4 Aerial View of the Site

5.5 Surface Rights

The Project is in Cree territory in the Municipality of James Bay on Category III lands belonging to the Quebec government and included in the James Bay and Northern Quebec Agreement. There is presently no pre-development agreement in place.

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6 HISTORY

The following is taken from Champigny and Nieminen (2021) and describes exploration work and drilling campaigns completed by previous owner QPM in the general vicinity of the Project from 2018 to 2023. The exploration work and results carried out by MAT and CJC from 2013 to 2017 is summarized in the 2017 SGS Report.

6.1 Prior Ownership of the Property and Ownership Changes

Geological, geochemical, geophysical and other exploration work programs were completed within and around the Property area which were compiled in a geological map and a report on the Sakami area issued by the Geological Survey of Canada in 1957 (Eade et al., 1957) and in 1966 (Eade, 1966). A geological report and a map on the Sakami Lake area prepared by J. P. Mills were issued by the Quebec Department of Natural Resources in 1965 and 1973. Afterwards, J. P. Mills carried out petrological studies in the Sakami greenstone belt (Mills, 1974).

Matamec Explorations Inc. acquired the Sakami claims in 1999.

On August 16th, 2013, Matamec and CJC entered into an option agreement where CJC could acquire an interest of up to 70% in the property. CJC acquired a 50% interest after having issued a total of 2,000,000 common shares to Matamec and completing $2,250,000 CAD of exploration work before August 16th, 2016. CJC satisfied the terms of the 50% option agreement of 2013, acquired its 50% interest and exercised its 180 days option period to acquire an additional 20% interest in the Property. Both parties entered into an agreement on August 16th, 2016 whereby a total of 81 contiguous claims were added to the existing Property.

On June 27, 2018, Canada Strategic Metals Inc. and Matamec Explorations Inc. closed their business combination to create QPM, a new gold exploration company whose activities were focused on the Eeyou Istchee James Bay territory. Previously, CJC and MAT each had a 50% interest in the Project. The business combination allowed QPM to own 100% of the Project.

6.2 Historical Exploration Work

A chronological account of reported assessment file exploration work filed with the Quebec Ministry of Mines that was carried out within and around the Project is presented in the 2017 SGS Report and the "Matamec Explorations Inc. - Sakami Property - 43-101 Technical Report" completed by InnovExplo on September 28th, 2007. This can be summarized as follows:

Exploration work within and surrounding the Project area has taken place since the late 1950's whereby geological, geochemical, geophysical and other exploration work programs were completed within and around the Project area which were compiled in a geological map and a report on the Sakami area issued by the Geological Survey of Canada in 1957. From 1956 to 2007, numerous exploration programs executed by several major and junior exploration companies including Virginia, the company that discovered the Éléonore gold mine, took place in the Project area. The various exploration work programs consisted of airborne magnetic and electromagnetic surveys, geological, geochemical and ground geophysical programs, and diamond drilling. Summaries of the surface work and drilling (drillhole information and most significant intersections are presented below in Tables 6-1 to 6-3.

No historical mineral resource exists for the Project.

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Table 6-1 Summary of Exploration Work

Sample Type	Year	No. of Samples	No. of Channel	No. of Metres	Line km	Company
Soil	2013-2019	3868				QPM
Grab Sample	1998-2020	1602				MAT / Virginia / QPM
Channel Sample	2001-2019	1285	221	992.2		MAT / Virginia / QPM
Heliborne	1998-2020, 2006, 2019				2059	Virginia / QPM
Ground magnetic	2000-2002				280	MAT / Virginia
Induced polarization	2001-2002, 2019-2020				147	MAT / Virginia / QPM

The following sub-sections summarizes the surface exploration work performed during 2018, 2019 and 2020. The exploration work and results carried out by MAT and CJC from 2013 to 2017 is summarized in the SGS Report.

6.2.1 Prospecting and Channel Sampling

A prospecting and channel sampling program was completed on the La Pointe Extension area in the summers of 2019 and 2020. A total of 205 grab samples and 3 channel samples (totalling 31 m) were submitted to ALS for analysis. Two samples reported 9.52 g/t Au and 6.37 g/t Au in the La Pointe Extension area where a gold showing discovered in 2000 reported respectively 23.82 g/t Au and 4.73 g/t Au.

The work performed includes the re-analyses of recovered historical and unanalyzed drill core samples from the Apple area. Core samples are from 9 holes drilled in 2008 by a previous operator on the Project. A total of 51 samples from hole AP-08-12 were re- analyzed. High-grade nickel mineralization was reported with samples that have returned up to 1.28% Ni, 0.26% Cu over 2.55 m.

6.2.2 Geochemical Surveys

A B-horizon geochemical soil sampling survey was completed during the summers of 2018 and 2019 on the La Pointe Extension area. A total of 1,634 samples were taken. The sampling lines were spaced from 50 m to 100 m and each sample on the lines were set apart by approximately 50 m.

The soil sampling program generated very encouraging results over a distance of approximately 2 km southwest of the La Pointe Deposit (Sakami Exploration Target). Strong and large coincidental gold and arsenic anomalies comprising of values significantly above the geochemical background level were identified and are spatially correlated with IP anomalies. The anomalies are open to the southwest. In most cases, mineralization previously recognized by prospecting, trenching and drilling show a spatial correlation with the soil anomalies. This is documented as well for the Éléonore gold deposit.

6.2.3 Geophysical Surveys

In 2019, on the La Pointe and La Pointe Extension area, an heliborne mag and radiometric survey (1,400 line- km) were carried out by GDS Data Solutions Inc. IP surveys were carried out by Geosig Inc. in 2019 at the Simon showing (16 line-km) and in 2020 at the La Pointe Extension (30 line-km). Processing and interpretation of the geophysical data was performed by Inter Géophysique Inc.

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The results of the heliborne combined magnetic, radiometric, and IP surveys as well as the prospecting, rock and soil sampling program that was carried out on the Sakami project improved significantly the definition of known drill targets and identified multiple new drill targets at La Pointe Extension. The targets are characterized as follows (Figure 6-1 and Figure 6-2):

  located along a 13-km mineralized trend striking south-southwest-north-northeast that includes the Péninsule, Simon, JR and Île showings (with gold mineralization detected in drillholes, grab and trench samples) and the La Pointe Deposit (Sakami Exploration Target) and La Pointe Extension (Figure 7-2);
  situated at a distance up to 1,500 m from the favourable contact between the Opinaca and La Grande geological subprovinces;
  spatially correlated with a major magnetic discontinuity present along the mineralized trend and sometimes with magnetic structures striking east-west; and
  closely associated with iron formations, that are discontinuous and apparently folded; and
  spatially correlated with IP anomalies and gold and arsenic soil geochemical anomalies.

Figure 6-1 Chargeability Anomalies the La Pointe Deposit and La Pointe Extension Area

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Figure 6-2 Resistivity Anomalies the La Pointe Extension Area

6.2.4 Other Exploration Work and Studies

In the summer of 2020 Corriveau J.L. & Associés carried out bathymetric and topographic surveys along the shore and in a bay of the Sakami reservoir near the exploration camp and in the area of the La Pointe Deposit. The objective of the surveys was to obtain detailed bathymetric and topographic data to assist in the design of a coffer dam that would be designed and constructed for an open pit mining operation. The surveys indicate that depths vary from 0 to 15 m.

Jean-Philippe Fleury completed the field work for his master's degree on the local geology in 2016 and a preliminary report was filed by Fleury, Huot and Goutier in 2018. His thesis was published in 2019. The work aimed to characterize the gold mineralization at the Sakami Project to frame timing of the mineralizing event in a geological and metallogenic context. The findings of the work are discussed under Section 7.

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6.3 Drilling

The following information summarizes the 2018, 2019, 2020, 2021, 2022, and 2023 drill campaigns. All analytical results were received from the 2020 drill campaign.

6.3.1 Methodology

QPM has implemented QA/QC procedures to ensure best practices in sampling and analysis of the core samples. Drill collars are located with a handheld GPS. Front sights and back sights are identified with pickets and oriented with a compass prior to installation of the drill on the setup. The sights are used to assist the field staff to align the drill. Drilling is performed by Forage Val d'Or and the core size is NQ.

Core logging is carried out by staff of Consul-Teck contracted by QPM. The software used to manage the drillhole data is Gems™ Logger combined more recently with Leapfrog. The drill core is logged and then split, with one-half sent for assay and the other retained in the core box as a witness sample. The samples intervals are selected by lithology, alteration zones and zones of sulphide enrichment. All the mineralized paragneiss is sampled. Core is sampled from 1.0 m to 1.5 m lengths. RQD is included in the drill logs and recovery is very good. Drill core is stored in wooden core boxes arranged in covered core towers on site at the camp located adjacent to the La Pointe Deposit. The samples are delivered, in secure tagged bags, directly to the ALS Minerals laboratory (ALS) in Val D'Or, Quebec for analysis. The samples are weighed and identified prior to sample preparation. All samples were analyzed by fire assay with AA finish on a 30g sample (0.005-10 ppm Au), with a gravimetric finish for assays over 10 ppm Au.

Table 6-2 Summary of Historical Drill Holes and Assays by Year

Year	Nb. Drill Holes	Length (m)	Nb. Assays by Year	Assayed Length (m)
2001-2004	64	11,685.38	4,706	4,510.7
2008	13	3,359.40	1,076	1,383.75
2013	9	1,605.00	692	793.35
2014	11	2,859.00	801	1,065.95
2015	7	2,049.00	498	641.90
2016	9	2,058.00	936	1,277.40
2017	8	2,958.00	762	1,120.90
2018	26	9,253.60	4,023	5,721.96
2019	16	4,162.90	2,273	2,890.38
2020	51	12,360.70	7,952	10,190.35
2021	14	5,614.70	4,090	5,479.10
2022	5	2,112.00	1,542	2,069.00
2023	2	732.12	528	719.62
Total	235	60,809.80	29,879	37,864.36

6.3.2 2018 Campaign

During 2018, 26 drill holes totaling 9,254 m were completed on the La Pointe Deposit.

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6.3.3 2019 Campaign

During 2019, CJC completed a drilling campaign of 16 drillholes totaling 4,163 m on the La Pointe Deposit and JR and Simon showings.

6.3.4 2020 Campaign

During 2020, CJC completed a drill campaign of 52 drillholes totaling 12,361 m were on the La Pointe Deposit and La Pointe Extension and Simon showing. The down-hole Televiewer technology was applied and compared conventional oriented core measurements. It was recommended to use in the future for selected drillholes.

6.3.5 2021 Campaign

During 2021, QPM completed a drill campaign of 14 drillholes totaling 5,614 m were on the La Pointe Deposit and La Pointe Extension showing.

6.3.6 2022 Campaign

During 2022, QPM completed a drill campaign of 5 drillholes totaling 2,112 m were on the La Pointe Extension showing.

6.3.7 2023 Campaign

During 2023, QPM completed 2 drillholes totaling 732.12 m were on the La Pointe Extension showing.

6.4 Past Production

There has been no previous production from the Project.

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7 GEOLOGICAL SETTING AND MINERALIZATION

The text below on the regional and local geology and mineralization has been extracted extensively from the 2017 SGS report and updated to reflect the current knowledge from the recent exploration work on the Project and in the region. Information was also sourced from the following Consul-Teck reports:

  Lavallée, J.-S., 2016. Rapport de Travaux sur la Propriété Sakami;
  Lavallée, J-S., 2016. Rapport De Travaux Sur La Propriété Apple.
  Lavallée, J-S., Rioux, P., 2017. Rapport De Travaux Sur La Propriété Sakami;
  Lavallée, J-S., 2019. Rapport Des Forages 2018 Sur La Propriété Sakami;
  Lavallée, J-S., Martin Tanguay, B., 2019. Rapport De Forages 2019 Sur La Propriété Sakami; and
  Lavallée, J-S., 2019. Levé Géochimie De Sol 2018 Sur La Propriété Sakami.

7.1 Regional Geology

The Project is located within the central part of the Superior Geological Province, which comprises four subprovinces: from north to south they are the La Grande, Opinaca, Nemiscau and Opatica. Stratigraphy of the immediate area of Sakami Reservoir was well described by Goutier et al. (2000) and by Gauthier-Paquette (1997).

The La Grande Subprovince, defined as a volcano-plutonic assemblage (Card and Ciesielski, 1986) is characterized by narrow, sinuous, and partly interconnected greenstone belts surrounded and intruded by voluminous granitoid rocks (Card, 1990). Structural trends are predominantly east-west to southeast-northwest. The subprovince consists of, from bottom to top, the Tonalite Langelier Complex (basement) dated to 2,778 ± 4 Ma, a mature arenitic sedimentary sequence (Apple formation) surmounted by a volcano-sedimentary sequence composed mainly of tholeiitic basalts, felsic volcanoclastites (dated to 2,732 Ma), and iron formations interbedded with sedimentary horizons (Yasinski group). These volcano-sedimentary sequences are cut by a series of intrusions of tonalite, diorite, monzodiorite, syenite (Duncan group, 2,709 Ma) and later ultramafics.

The Opinaca subprovince is a metasedimentary and plutonic subprovince located in the center of the Superior province between the Opinaca Subprovince and La Grande subprovince (Card and Ciesielski, 1986). The Opinaca Subprovince is dominantly a sedimentary sequence of younger (≈2,618 Ma) clastic turbidites belonging to a much larger sedimentary basin (Laguiche basin). Polydeformed schists occur at the subprovince margins, whereas the interior portions are metamorphosed to amphibolite and granulite facies (Percival, 2007). The sedimentary units are commonly intruded by granodiorite, tonalite and pegmatite dykes (Goutier et al., 2000). These rocks are also cut by the 2,670 Ma, Broadback River granite (Davis et al., 1994). Quartz arenites have been mapped in many places along the La Grande / Opinaca contact and likely represent some transitional facies between the two subprovinces, a transition also noted by Paquette et al. (1995).

According to the chronology of structural events from Goutier (2000), the first deformation episode, before the setting of the supracrustal unit, is visible into the tonalitic gneiss of the Langelier Complex. A second episode affects the volcano-sedimentary sequence of Apple-Yasinski. It is associated to a northwest-southeast tectonic movement and is responsible for kilometrical folding and imbrications. After the Duncan intrusion, which is associated with the third deformation, and the foliation of the intrusive units, a thrust fault brought the volcano-sedimentary unit in part over the metasediments of the Laguiche Group. Finally, a dextral northwest-southeast shear system affected the dome and basin structure.

The regional metamorphism varies gradually from the greenschist facies in the north to the amphibolitic facies in the south (Goutier et al., 2000.) This progression is mostly observable through the metasediments of the Laguiche Group.

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7.2 Project Geology

The Project straddles the contact between the La Grande and Opinaca subprovinces (Figure 7-1). In 1998 and 1999, several gold showings were discovered by Matamec on the western shore of Sakami Reservoir (Lamarche and Lavallée, 1998; Beauregard and Gaudreault, 1999) within the contact zone between the volcanic rocks of the Yasinski Group (La Grande Subprovince) and the sedimentary rocks of the Laguiche Group (Opinaca Subprovince).

Figure 7-1 Location of the Project with Regional Geology

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Figure 7-2 Interpreted Total Magnetic Intensity from Airborne Surveys and Gold Showings of the Project

The Yasinski Group consists of (Goutier et al. 1998):

  an iron formation as the basal unit of the sequence;
  a polygenic conglomerate and a wacke;
  a brown or green polygenic conglomerate;
  a pillow or massive basalt (dominant lithology);
  a sequence of andesite and intermediary pyroclastic rocks; and
  a sequence of sheared felsic pyroclastic rocks.

The Laguiche Group is characterized by metasedimentary rocks intruded by granite and pegmatitic granite (Goutier et al., 2000). It consists of biotite paragneiss from progressive transformation of a feldspathic wacke interlayered with arkosic sandstone and arenite. Iron formations are rarely observed.

Intrusions,cross-cut volcanic and sedimentary rocks of the Yasinski group. After several episodes of north-south to north-northwest-south-southeast compression, the Yasinski Group rocks were overlain by an extensive sedimentary basin represented by biotite paragneisses of the Laguiche Group (Dion et al., 2003). The contact is faulted in many locations. However, a normal contact is locally observed between the biotite paragneisses and the Yasinski Group volcanics. In the Project area, this overlap fault is heterogeneous and exceeds 500 m in thickness (Sakami fault). High strained zones trending southeast and dipping steeply to the northwest alternate with lesser-deformed blocks where primary rock fabrics and textures are preserved (Couture, 2001). The volcano-sedimentary rocks have undergone greenschist to amphibolite metamorphism.

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The Apple Formation (La Grande Subprovince) consists of a sequence of quartz arenite and quartz pebble monogenic conglomerate with disseminated pyrite and uraninite Paquette (1998). The thickness of the Apple Formation varies from 24 m to 560 me (Goutier et al., 2000). In some areas, the arenite is interlayered with wacke and iron formation. The upper contact of the Apple Formation is conformable with the arenites and the volcanosedimentary rocks of the Yasinski Group. The lower contact of the Apple Formation is represented by an erosional unconformity between quartz arenite and the Langelier Complex gneiss (Goutier et al. 2000).

According to the chronology of the structural events of Goutier (2000), the first deformation event that precedes the emplacement of the supracrustal rocks is visible in the tonalitic gneisses of the Langelier Complex. A second event which affected the Apple-Yasinski volcano-sedimentary sequence, associated with tectonic displacement from northwest to southeast, is responsible for kilometric, nested folding. This is followed by emplacement of the Duncan intrusion, which is associated with the third deformation event resulting in foliation of the intrusives and thrusting of the volcano-sedimentary sequence onto part of the Laguiche metasediments. Subsequently, polyphase deformation is associated with the emplacement of the granitic intrusions which mainly affected the Laguiche units. Finally, a dextral shear system trending northwest-southeast, crosscuts the folded dome and basin structures. Numerous dextral thrust faults, oriented northeast-southwest (Bruce-Apple corridors in the south, Ménarik-LG-3 in the north) were noted by Goutier et al. (2000), Paquette and Gauthier (1997), as well as Chartrand-Gauthier (1995).

Regional metamorphism varies gradually from greenschist facies in the north to amphibolite facies in the south (Goutier et al., 2000). The metamorphic progression is particularly observed in the Laguiche Group metasediments. The sediments north of the JR showing display lower grade metamorphism compared to those located in the La Pointe Deposit area. Goutier (2000) indicates the approximate position, from west to east, then from north to south, of the metamorphic isogrades that transition from the garnet to the garnet-staurolite assemblage near the La Grande /Opinaca contact into that of the garnet-staurolite-andalusite assemblage to the east, and finishing with the addition of sillimanite in the south.

7.3 Local Geology

Several mineralized areas hosting variable gold grades are known to exist throughout the Project and have been the focus of exploration work.

7.3.1 La Pointe Deposit and La Pointe Extension

Exploration work carried out to date on the La Pointe deposit and the recent discovery of the La Pointe Extension have provided a better understanding of the metallogenic context and improved the geological and structural interpretation of the auriferous showings.

At the Sakami project, two principal distinct gold zones are identified. There are denoted as Lapointe and Lapointe Extension. The current MRE is only focussing solely on Lapointe extension. The Lapointe area also contains gold, but the mineralized zones extend under the reservoir. Geotechnical studies and permits are required to develop this area of the Sakami project. On Figure 7-3, the two areas are shown with the limit of the pit on the Sakami Lapointe Extension as determined by the current MRE.

Couture (2001) identified three main rock types at the La Pointe Deposit:

  metamorphosed sedimentary rock (biotite paragneiss);
  amphibolitised mafic volcanic rock; and
  granodiorite.

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These rock units are interlayered and intruded by an alkali granite pegmatite (carrying tourmaline) and other felsic dikes (or strongly altered and silicified paragneiss) (Fleury 2016). There is also a band of pyrite-bearing quartz arenites that are interpreted to be part of the Apple Formation.

Figure 7-3 Geology of the La Pointe and La Pointe Extension Area

The auriferous zones were modeled using Genesis software in drillhole intercepts. The modeled zones take into consideration the orientation of the mineralized zones exposed in outcrop and measured in drill core.

At the La Pointe extension deposit, the total thickness of mineralization trend ranges from 150 m to 350 m with individual mineralized veins averaging 3 m thick. The deposit is defined over an 1800 m strike length and 650 m down-plunge.

7.3.2 Silicified Paragneiss

The initial discovery was made along a narrow, linear, stripped outcrop extending from the shoreline inland for approximately 50 m. A mixed sequence of intensely sheared amphibole-bearing mafic and felsic rocks is exposed. It contains traces of disseminated sulphide, mostly pyrite and pyrrhotite and no obvious quartz veining (Couture, 2001). Near the shore, the mineralized zone is in contact with a biotite paragneiss. A thin unit (less than 1 m) of sillimanite-bearing paragneiss defines the contact zone.

The silicified paragneiss consists of a fine- to medium-grained, foliated paragneiss (quartz, plagioclase, and biotite; Fleury, 2016) characterized by local fracturing, white mica alteration, and local networks of millimetric quartz veins (Couture, 2001; Fleury, 2016). The central portion of the unit appears more massive and is coarser-grained and visually less altered (Couture, 2001). Fleury (2016) observed that several styles of alteration are present in which silicification is the most dominant followed by quartz-biotite veinlets, possible actinolite-chlorite alteration, and then later stage quartz-sericite alteration. The biotite alteration is finer grained than the primary or metamorphic biotite, and is also more brown than black in colour (possibly phlogopite). Overall, biotite is the dominant alteration mica but areas where sericite is more prevalent are also subjected to higher silicification (Fleury, 2016). The intensity of fractures and alteration increases near the margins of this unit, where S3 cleavage locally buckles narrow veinlets. Fracturing and alteration are most intense on both margins. The entire unit hosts disseminated arsenopyrite and pyrrhotite with minor pyrite (ranging from 1 to 5%) but sulphide abundance is higher near the margins. At the eastern contact of the felsic unit is a 2-metre wide, sulphide-rich zone of mostly arsenopyrite, pyrite and minor pyrrhotite, which are disseminated into small centimetre-size pods or vein-like bodies (several centimetres across) oriented mainly parallel to the principal rock fabric. This sulphide-rich-rock is very fine grained and clearly cross-cuts the felsic rock (Couture, 2001).

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Fleury (2016) observed that the mineralization appears to be more related to the arsenopyrite, which is present in the form of very fine needles (<1 mm) associated with the biotite alteration and silicification. This relationship is well displayed in drill core samples as well as with samples that were submitted for whole rock analysis and the arsenic content was compared to the gold analyses. Gold is distributed unevenly across the mineralized unit (Couture, 2001). The central, less altered core of the unit shows anomalous gold abundances. Grades increase significantly within the fractured and altered margins of the mineralized zone.

During the 2020 winter drilling campaign, the discovery of the La Pointe Extension was made while investigating strong gold and arsenic soil geochemical anomalies and high-grade mineralized samples taken from outcrops. Following the discovery, an IP survey conducted to evaluate the potential size of the zone (Figure 7-5). The survey extended the zone of interest 800 m to the northwest delineating a 2 km-long anomaly with an interpreted parallel structure.

The mineralized iron formation is the western most gold showing discovered by MAT. It is closely associated with a tightly folded magnetite-rich iron formation (oxides and silicate facies) hosted in pillowed mafic volcanic rock of the La Grande subprovince (Couture, 2001). The general sense of the fold is dextral. The geometry of the two hinges of the asymmetric fold is different. The eastern hinge zone is tight and considerably thickened whereas the western hinge is more of a square shape. Internal layering is commonly contorted and disrupted. Non-synclinal small-scale folds are common and depict a complex folding pattern. Because of this complex geometry, the true thickness of the iron formation is difficult to estimate accurately (Couture, 2001). It is discontinuous at the Project scale and appears to be concentrated at shallow depths.

Within the iron formation, sulphides are present in the form of disseminated clusters and local veinlets; magnetite is locally replaced by arsenopyrite and pyrrhotite (Fleury, 2016). The replacement is more intense in the hinge zone of the eastern fold. In a small area, a few tens of centimetres across, the arsenopyrite content reaches 10% to 15%. Elsewhere, sulphide abundance occurred from trace to 3% of the rock. Gold grades are directly proportional to the sulphide content. The highest gold grades to date are present in the thick eastern hinge zone.

7.3.3 Structural Geology

The principal structural fabric present in all rock types is a well-developed foliation cleavage (S1), which realigns metamorphic minerals in the mafic volcanics, biotite paragneiss and granodiorite (Couture, 2001). On average, this S1 foliation strikes WSW and dips abruptly to the south. Metamorphic minerals generally display a good mineral lineation (Lm), especially in coarse-grained rocks such as paragneiss, and granodiorite. In the mafic volcanic rock, primary features such as pillow selvages, phenocrysts and vesicles also developed an impressive stretching lineation (L1). On S1 planes, the stretching (L1) and mineral (Lm) lineations consistently plunge toward the SSW at approximately 35° (Couture, 2001).

The main planar fabric commonly displays crenulated cleavage (S2) of centimetric to decimetric minor folds (P2) (Couture, 2001). This cleavage strikes, on average, NE-SW and dips abruptly to the south and north. The sense of the minor folds is dominantly dextral (Z-shaped), although sinistral and M-shaped folds are locally present. Larger mesoscopic P2 folds exist locally near lithological contacts. These are mostly open folds, except for one affecting the iron formation in Zone 26. The axial planes, of mesoscopic and small-scale P2 folds, trend parallel to the S2 crenulation cleavage. P2 fold axes plunge parallel to the L1 lineation.

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Tight folding is observed in the amphibolitised mafic volcanics in which the S1 is folded by the S2 (P2). The axial planes correspond to the main schistosity. Certain fine-grained felsic dykes are also tightly folded with axial planes parallel to the main schistosity. These tight folds are mainly observed in the inflection zones (change of concavity direction) and the hinges of P1 folds re-folded by P2. These structures are poorly developed in the eastern flank where everything is transposed.

The shape of the fold affecting the iron formation unit in the volcanic rock is somewhat different (Couture, 2001). The fold pattern is complex with a general dextral shape. Within the folded iron formation disharmonic folds are common and disrupt the internal layering. In general, the fold hinge is considerably thickened, and limbs are flattened. The axial plane is parallel to the S2 fabric. The fold axis of the eastern hinge plunges parallel to the stretching lineation, whereas that of the western hinge is almost sub-vertical.

Two high strain zones were interpreted and mapped by Couture (2001), who identified the strain zones as a large mylonite zone (Sakami Fault). This major fault represents the limit between the La Grande and Opinaca subprovinces. Within these strain zones, no primary rock features are preserved. The rock displays a structural layering consisting of alternating layers of light and darker-coloured material aligned parallel to the S2 fabric. The S1 fabric is completely transposed parallel to the S2 mylonitic fabric. Sections parallel to the S1/S2 surfaces usually display a good stretching lineation plunging moderately toward the SW. The outcrop surface, however, gently dips toward the NE into the lake and thus does not provide an ideal section for the observation of strain markers. Margins of the high strain zones are usually sharp and parallel to the S2 fabric. Mesoscopic F2 folds are best developed in the adjacent lithologies on either side of these high strain zones. A third cleavage (S3) is locally developed in the high strain zones (Couture, 2001). This fabric cuts previous planar fabrics (S1/S2) at a low angle (approximately 10°). The S3 cleavage strikes, on average south-southwest, and its dip is sub-vertical, although outcrop exposure does not allow for inference of the dip of the S3 fabric.

Fleury (2016) did not interpret a large strain corridor between the basalts and arenites. Fleury mapped the area and based on the principles of overlap, the mineralized rocks appear younger than the Apple Formation arenites and Yasinski basalts since the granodiorites/tonalites that cut the two subprovince formations are absent in the mineralized zone.

Finally, a set of late brittle faults trending SSE with variable dips to the west were observed by Couture (2001). These small faults do not show significant displacement and the fault plane does not contain any striations to help establish the slip direction.

The basalt and sediment bedding on the north shore of Sakami Reservoir is exposed in the east-southeast/west-northwest trending flank of the large "Z" fold where the northeast/southwest foliation of the axial plane (S2) is strongly oblique to the bedding (S0) and the axis of the large fold (F1). This long flank (F1+F2) displays several metric to decimetric dextral "Z" folds in outcrop.

It is possible that the southeastern quartzites and those of the mineralized paragneiss represent laterally equivalent facies forming benches or lenses interbedded with facies more or less rich in quartz, such as the La Pointe Deposit "greywacke" where the term "sandstone" is also used. It should be noted that the sericitized felsic volcanics described in drillholes in the southeast area directly correlate with quartzite along the cliff. This conflicting interpretation is likely due to the intense deformation of the rocks, making it difficult to identify the lithology in drill core.

The fold pattern likely continues both east and west of the mineralized zone, as suggested by the magnetic relief pattern of the ground and airborne surveys which emphasize the presence of folded basalts beyond mapped areas and even under Sakami Reservoir.

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7.3.4 Simon and Péninsule Showings

The Simon and Péninsule showings are located approximately 3 km northeast of the La Pointe Deposit and are almost entirely within the Laguiche sedimentary basin (Figure 7-1). There are numerous outcrops of greywacke, paragneiss, pegmatite, and a single outcrop of basalt to the northwest. Figure 7-4 to Figure 7-6 presents the geology, exploration results and IP survey of the Simon showing.

Four drillholes were completed in winter of 2002 on both magnetic and IP targets and provided mixed results. The magnetic anomaly was drilled and intersected a large tonalite dyke hosting very fine disseminations of magnetite. A central IP target was drilled at the Kalmia showing associated with quartz-pyrite veinlets that cut pegmatite hosted within greywacke and returned no anomalous gold values.

Highlights of the drill results from the 2020 campaign include 0.73 g/t Au over 54 m from 54 m depth in hole SI-20-16 including 0.91 g/t Au over 24.5m. The drilling program was designed to test the extension of mineralized zones identified from surface sampling and previous drilling. The results demonstrate the presence of high-grade zones and their continuity needs to be better established. The drill results will be evaluated to identify additional drill targets to be tested.

Sedimentary Rocks

The Simon and Péninsule areas consist of a sedimentary rock assemblage of silicified sediments and iron formations. The sedimentary rock assemblage represents the main lithology. They can be separated into two distinct domains of sediments +/- silicification, and meta-sedimentary rocks or paragneiss. The sediments of the area are characterized by a general mineralogical assemblage of quartz, plagioclase, and biotite, sometimes containing pyrite, pyrrhotite, molybdenum, and trace chalcopyrite and arsenopyrite. The sediments are predominantly heterogeneous with low to moderate compositional bedding and are mainly fine grained. They can be difficult to discern from basalt when they are more homogeneous and finer grained. Sulphide mineralization is mainly present as disseminations but minor stringers are observed parallel to the schistosity. The rocks are non-magnetic to weakly magnetic and areas with higher sulphide mineralization are also typically silicified. Alterations include silicification, millimetric carbonate veinlets, and epidote alteration on fracture faces. Minor millimetric graphite filled fractures are also present, as well as potassic alteration.

The metasedimentary rocks consist of a mineralogical assemblage of quartz, biotite, plagioclase, and sulphides (pyrite and pyrrhotite), with local garnets in areas of higher metamorphism. The paragneisses are fine grained, heterogeneous, banded, and non-magnetic to weakly magnetic. Mineralization in the paragneisses rarely exceeds 3% sulphides (pyrite and pyrrhotite) and occurs in small clusters or stringers parallel to the schistosity (S1). These rocks are often altered by weathering, giving them a sandy coloured appearance.

The general orientation of the sedimentary rocks is N220° to N270° in the eastern area and N040° to N090° in the west with a dip of approximately 65°. At the Simon showing iron formation rocks are heterogeneous, banded and predominantly magnetic. Mineralization consists of pyrrhotite, pyrite, and arsenopyrite, and the Simon iron formation also contains the highest gold value (45.9 g/t Au) reported in the area. Three types of iron formation are observed: iron oxide formations and carbonate iron formations, and iron silicate formations.

Volcanic Rocks

Basalts in the area consist of plagioclase, amphibole, biotite, chlorite and trace amounts of sulphides (pyrite, pyrrhotite and arsenopyrite and chalcopyrite locally). The basalts are greenish-gray to bluish gray on a fresh surface and gray-brown on the weathered surfaces. They are aphanitic to fine grained, non-magnetic, and homogeneous. Asymmetric quartz veins carbonate alteration veinlets, and slight epidotization near fracture planes are also present. Pillow basalts were also observed. Mineralization is mainly disseminated and does not exceed 3% total sulphides.

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Intrusive Rocks

Intrusive rocks consist of tonalite, mineralized granite and peridotite. Tonalite is present on a good portion of the area. It is characterized by a mineralogical composition of quartz, plagioclase, and less than 5% biotite. Grain size varies from medium to pegmatitic, triple junctions exist between crystals. The Kalmia showing host up to 15% pyrite/pyrrhotite and trace to 1% arsenopyrite/molybdenite associated with the tonalite. The sulphide mineralization is disseminated and sometimes along quartz veins. The tonalite occurs mainly to the south-southeast where it outcrops and in some places in the south-southwest. The tonalite was interpreted in the western area of the Project by diamond drill and magnetic survey, as outcrops are limited due to extensive wetland coverage.

Granite is one of the lithologies that demonstrate a good correlation with magnetic highs. It consists of quartz, plagioclase, alkali feldspar, biotite, and muscovite. Grain size varies from medium to coarse grained and the rock is characterized by a gray-pink color and a homogeneous appearance.

Peridotite was observed in the form of a rounded dome and weathers from dark gray to gray-brown. It is composed of olivine and pyroxene, displays a grainy appearance, and is highly magnetic.

Figure 7-4 Geology of the Simon Showing

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Figure 7-5 Exploration Results of the Simon Showing

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Figure 7-6 IP Survey of the Simon Showing

7.3.5 JR Showing

The JR showing is located 8 km northeast of the La Pointe sector (Figure 7-1). It consists of several outcrop areas that have been mapped along systematic traverses every 100 m (Lavallée, 2003). Figure 7-7 presents explorations results obtained to date as well as the results from the total magnetic intensity survey.

From west to east the JR showing lithologies of the Duncan polyphase pluton consist of tonalite, diorite, and monzonite, followed by the Yasinski group basalts, which are in contact with the detrital sediments of the Laguiche Group to the east. Exploration work targeted the Yasinski basalts and the sediment contact area. The best result obtained from channel sampling is 48.93 g/t Au over 1 m and from diamond drilling JR-19-04 1.27 g/t Au over 15 m.

7.3.6 Structural Geology

The provincial government geological map and the regional airborne and ground magnetic surveys indicate that the JR showing represents the eastern hinge of a west-southwest-east-northeast oriented regional antiform whose core was formed by the late Duncan intrusion. The opposing hinge to the west of the Duncan intrusion was documented by Goutier (2000). This mega-hinge is traversed by several faults tangential to the flanks of the large fold. Drag folds are observed in the Yasinski basalts and the Laguiche sediments, generally in a "Z" fold pattern in the north and an "S" pattern in the south. The faulted rocks on the north side likely represent a major deformation corridor that coincides with a significant dextral, east-west offset of the Yasinski/Laguiche contact of over 2 km.

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Duncan intrusion was documented by Goutier (2000). This mega-hinge is traversed by several faults tangential to the flanks of the large fold. Drag folds are observed in the Yasinski basalts and the Laguiche sediments, generally in a “Z” fold pattern in the north and an “S” pattern in the south. The faulted rocks on the north side likely represent a major deformation corridor that coincides with a significant dextral, east-west offset of the Yasinski/Laguiche contact of over 2 km.

To the east, all faults are slightly (but distinctly) curved towards the northeast in the Yasinski/Laguiche contact zone. To the west, at least one of the faults is oriented east-west through the Duncan pluton, juxtaposing two intrusives, a tonalite to the south and a diorite to the north. The main branch of the deformation corridor north of the Duncan pluton runs westward along the Yasinski basalts to the west, between the massive quartz monzondiorite intrusion in the northwest and the Duncan pluton in the south. It is oriented northwest-southeast, controlled by the surrounding plutonic bodies.

The Yasinski group outcrops, in the JR sector, and 2/3 basalts with some iron formations and amphibolites, likely with a basaltic protolith. The remaining third, listed in decreasing order, includes gabbroic intrusions, a few tonalities, and a few diorites. Mylonites are found near the south, as well as localised outcrops of paragneiss, diabase, granodiorite, and granite.

The Yasinski/Laguiche contact hosts numerous dextral and sinistral drag folds of various sizes resulting from the D2 deformation event. The contact is also offset by east-west and east-northeast trending faults. Several outcrops of quartz-sericite schists are mapped along the basalt-paragneiss contact and are also locally interstratified with the basalts near the contact between the two subprovinces. These could be similar to the quartzites of the La Pointe Deposit found in the same stratigraphic position.

Even through detailed mapping it was not possible to trace a precise orientation of the primary structures (S0) folded in the basalts within the mega-hinge antiform. It was, however, possible to interpret the shape of the folds based on the magnetic signature characteristic of certain layers in the basalt sequence. Thus, the JR, 43, and 9.6 showings towards the north would be affected by two tight, "Z"-shaped drag folds. The one associated with the JR showing is not as well defined due to a lack of total coverage with the magnetic ground survey. The more southern of the two folds is easier to distinguish with its flanks on either side of the 9.6 showing. The 43 showing is located in the eastern extension, close to a secondary hinge in an "S" form, just south of the main anti-form hinge. From this point southward, the drag folds are generally "S" forms with a sinistral sense.

Local outcrops of mylonite are found in the central southwestern area of the map. The outcrops are roughly aligned with showing 43 to the east and the main schistosity demonstrates the presence of east-west to east-northeast shearing. The southern sector, S2S, displays a more variable geophysical signature, which is accentuated in approaching the southern part of the antiform limb where the strata is reoriented east-northeast-west-southwest.

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Figure 7-7 Exploration Results and Total Magnetic Intensity Survey of the JR Showing

7.3.7 9.6 Showing

The 9.6 showing was discovered near the JR showing and is of similar geological context (Figure 7-1). Part of the showing consists of a rusty band (+/- 2 m in width) within a quartz vein hosted in unaltered, almost massive, amphibolitised basalt (an alteration halo exists along the quartz vein). In 2002, a grab sample of this rusty band associated with 1% to 2% pyrite and local sphalerite and chalcopyrite, assayed up to 9.6 g/t Au. The amphibolitised basalt also houses numerous millimetric quartz veinlets. In 2003, numerous samples were taken on the same zone after stripping the outcrop toward the SSE. The best result obtained was up to 31.03 g/t Au (grab sample). This sample was located 14 metres SSE of the grab sample 9.6 g/t Au. An area of 2,100 m2 (70 m by 30 m) was stripped in the sector of the 9.6 showing. The stripping was oriented N150° - N330°. The exposed area revealed a felsic dyke and quartz vein cutting the rusty zones within basalt. Two directions of rusty zones were observed on the stripped outcrop; one direction is roughly N160°-N340° and another one seems to cut the first one at N045°-N225°. The dimension of the rusty zones was 3 to 4 m by 0.5 to 1 m. Several channel samples were collected on these rusty zones. The best results were 17.87 g/t Au over 1.50 m, 7.68 g/t Au over 1.50 m, and 13.7 g/t Au over 1.00 m. Drillholes EX-57 and EX-58 were drilled to test the rusty zones at depth within basalt. No significant result was obtained.

7.3.8 43 Showing

The 43 showing is located 1.4 km east of the JR showing (Figure 7-1). The showing was found when diamond drillhole EX-43 tested a coincident magnetic-IP anomaly. Assay samples of the drillhole returned 2.03 g/t Au over 6.0 m. The intersection is hosted within a silicified biotite paragneiss interlayered with bands of magnetic garnet chert. The mineralization consists of 5% pyrite (up to 10%) accompanied by disseminated pyrrhotite and possibly arsenopyrite.

In 2003 and 2004, part of the 43 showing was stripped and sampled near drillhole EX-43, consisting of an area of 10,500 m2 (150 m by 70 m). The stripped area was oriented in the same direction as the foliation (N80° - N260°). The newly exposed area consisted of basalt interlayered with fine to lapilli tuff and thin folds of siliceous iron formation. Felsic dykes were present and cut all lithologies. Sulphide mineralization was present in the form of pyrite, pyrrhotite, and occasionally arsenopyrite, in all lithologies. An exposed shear zone oriented N080° - N260° and dipping steeply to the north was grab sampled and assayed up to 36.29 g/t Au. Channel sampling in the shear zone returned a result of 4.68 g/t Au over 2.50 m (including 15.07 g/t over 0.5 m). Drillhole EX-62 cut the shear zone at depth in this sector, but no significant result was obtained. On line 13+00 E located 100 m west of the area, a channel sample along the same shear zone assayed 11.1 g/t Au over 1.50 m (including 24.07 g/t Au over 0.5 m). Drillhole EX-61 cut the shear zone at depth in this sector but no significant result was obtained.

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7.3.9 Île Showing

The Île showing could be the northeastern extension of the JR showing, 2.5 km to the east-northeast (Figure 7-1). It is located north of the Duncan antiform which is separated from the major ENE fault zone located in the Sakami Reservoir channel. It's the northern side of this fault zone where the regional metamorphic garnet-staurolite isograd changes to garnet-staurolite and andalusite in the south. The local lithologic orientation is controlled by the quartz-monzonite intrusive to the northwest.

The Île showing has fewer outcrops than the JR showing, except in the south where a tight fold axis that is also likely faulted east-northeast is interpreted. The faulted fold juxtaposes basalts, tonalities, and quartz-sericite schists with feldspathic wackes or paragneiss (Lavallée, 2003). A grab sample of the paragneiss with 5 to 6% pyrite and pyrrhotite assayed 5.17 g/t Au. Two gold occurrences exist on this deformed basalt band, separated by over a kilometre along the interpreted F2 fold axis. One occurrence assayed 2.0 g/t Au and the second at 1.07 g/t Au, respectively.

Very little work has been done on this sector to date, but the project-scale fold and fault interpretation suggests that structural/chemical traps similar to those of the JR showing are also present in the Île showing.

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8 DEPOSIT TYPES

It is generally acknowledged that the geotectonic setting is of paramount importance in controlling the distribution of different types of metalliferous deposits on a global scale. The settings in the Sakami Reservoir (33F) and Guyer Lake (33G) areas (La Grande Subprovince) are fairly different from settings observed in the south in the Abitibi Subprovince (Dion et al., 2003). One of the most important differences is the development of volcano-sedimentary sequences unconformably overlying a tonalitic basement.

The La Pointe Deposit and La Pointe Extension area of the Project shows evidence of significant gold potential. The Project covers a major geological contact between two subprovinces that are very favorable for hosting gold deposits. This geological setting comprises the Opinaca sediments, the La Grande mafic volcanics, and iron formations in association with a strong deformation zone, notably near the tectonic contact of the La Grande-Opinaca subprovinces.

The mineralization style and tectonic setting share considerable similarities with the Éléonore mine held by Dhilmar and the Cheechoo deposit held by Sirios Resources Inc. (Sirios), such as:

  The mineralization associated with silicified paragneiss containing fine quartz veinlets;

  An alteration of quartz and brown tourmaline with minor arsenopyrite mineralization;

  An association of gold mineralization with a very proximal tonalite intrusion; and

  The presence of gold mineralization associated with silicified paragneiss of the Opinaca basin, including fold structures.

It is interesting to draw a parallel between La Grande Subprovince occurrences found in the Sakami Reservoir and Guyer Lake area and those encountered in the Abitibi Subprovince. Thus, iron-formation-hosted stratabound gold deposits appear to be much more common in the La Grande Subprovince than in the Abitibi Subprovince (Dion et al., 2003). However, the opposite is true for volcanogenic massive sulphide deposits (VMS). Orogenic gold deposits are evenly distributed in the two subprovinces, which may suggest the existence of a single episode of emplacement for the entire Superior province (Dion et al., 2003). The geology of the La Grande Subprovince bears some resemblance to the geology of the Slave craton (Northwest Territories). The gold potential of the Slave craton has long been established in the Yellowknife district at the Lupin mine (Dion et al., 2003).

Several types of mineralized occurrences were recognized in the Sakami Reservoir (33F) and Guyer Lake (33G) area. Occurrences most specific to the Sakami Reservoir (33F) and Guyer Lake (33G) area are: uraniferous conglomerates, iron formations, magmatic Cr-PGE and Cu-Ni-PGE occurrences, and Proterozoic uraniferous and polymetallic occurrences (Dion et al., 2003).

The main types of mineralized occurrences targeted on the Project are: stratabound gold occurrences associated with oxide facies or silicate-oxide facies iron formations (Au-Ag-As) and orogenic gold occurrences related to longitudinal shear zones. Other gold deposit type models have some similarities with the known gold mineralization known to exist on the Project such as the Puffy Lake gold deposit is located in quartzo-feldspathic biotite-bearing gneiss in the Churchill Province (Ostry and Halden, 1995), and Witwatersrand-type auriferous paleoplacer deposits.

8.1 Stratabound gold occurrences associated with oxide facies or silicate-oxide-facies iron formations (Au-Ag-As)

These gold deposits are considerably more abundant in the La Grande than the Abitibi Subprovince (Dion et al., 2003). This confirms the observation that gold-bearing iron formations are generally more common in high-grade metamorphic environments (amphibolite) such as the La Grande Subprovince. Many of these occurrences are located near the contact between the La Grande and Opinaca subprovinces (Dion et al., 2003).

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These deposits are characterized by a strong association between native gold and iron sulphide minerals, the presence of gold-bearing quartz veins, the occurrence of deposits in structurally complex terranes, and lack of lead and zinc enrichment in the ores (Kerswill, 1996).

Deposits are stratiform by definition, but in cases, the original geometry of the deposits has been obscured by folding. However, lateral or down-plunge extents of deposits are tens to hundreds of times greater than their thicknesses. The rocks that host the stratiform deposits, as well as the deposits themselves, are deformed principally by folding (Kerswill, 1996).

In both sediment-hosted deposits and those occurring within mixed volcanic-sedimentary settings, gold is concentred in several discrete units of sulphide-iron-formation that are conformably interlayered with barren silicate-and/or carbonate-iron-formation (Kerswill, 1996).

Gold is, for the most part, relatively uniformly disseminated throughout the sulphide-iron formation of individual deposits, although the late quartz veins contain modest amounts of coarse (visible) gold. Arsenic is a significant component in all sediment-hosted deposits but is less common in deposits in mixed settings (Kerswill, 1996).

Indeed, it is possible to identify two principal types of mineralization in sediment-hosted stratiform deposits based on arsenic content. Arsenic-rich sulphide-iron-formation occurs in the areas immediately adjacent to the late quartz veins or shear zones e.g., Lupin mine (Bullis al. 1994; Geusebroek and Duke, 2004) and Homestake mine (Caddey et al., 1991). Arsenic poor sulphide-iron-formation is more widely distributed and is the principal mineralization type in all deposits (Kerswill, 1996).

8.2 Orogenic gold occurrences related to longitudinal shear zones (Greenstone-hosted quartz-carbonate vein deposits)

Lode gold deposits (gold from bedrock source) occur dominantly in terranes with an abundance of volcanic and clastic sedimentary rocks of a low to medium metamorphic grade (Poulsen, 1996). Greenstone-hosted quartz-carbonate vein deposits are a sub-type of lode-gold deposits (Poulsen et al., 2000). They correspond to structurally controlled complex epigenetic deposits hosted in deformed metamorphosed terranes (Dubé and Gosselin, 2005). The Sakami Reservoir (33F) and Guyer Lake (33G) area hosts a fair number of orogenic (or mesothermal) gold deposits with the same characteristics as deposits of this type found in the Abitibi Subprovince (Dion et al., 2003).

Greenstone-hosted quartz-carbonate vein deposits consist of simple to complex networks of gold-bearing, laminated quartz-carbonate fault-fill veins in moderately to steeply dipping, compressional brittle-ductile shear zones and faults with locally associated shallow-dipping extensional veins and hydrothermal breccias. They are hosted by greenschist to locally amphibolite facies metamorphic rocks of dominantly mafic composition and formed at intermediate depth in the crust (5 to 10 km). They are distributed along a major compressional to transtensional crustal-scale faults zones in deformed greenstone terranes of all ages, but are more abundant and significant, in terms of total gold content, in Archean terranes.

Greenstone-hosted quartz-carbonate veins are thought to represent a major component of greenstone deposit class (Dubé and Gosselin, 2005). They can coexist regionally with iron-formation-hosted vein and disseminated deposits as well as with turbidite-hosted quartz-carbonate vein deposits.

The main gangue minerals are quartz and carbonate with variable amounts of white micas, chlorite, scheelite and tourmaline. The sulphide minerals typically constitute less than 10% of the mineralized material. The main minerals are native gold with pyrite, pyrrhotite, and chalcopyrite without significant vertical zoning. Arsenopyrite commonly represents the main sulphide in terranes at amphibolite facies of metamorphism (Dubé and Gosselin, 2005).

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In the Sakami Reservoir (33F) and Guyer Lake (33G) area, the orogenic gold deposits consist of quartz ± tourmaline veins or veinlets, with minor sulphides, hosted in various lithologies and associated with major deformation zones, particularly along the boundary between the La Grande and Opinaca subprovinces (Dion et al., 2003). Among these deposits, the Zone 32 (historical resources: 4.2 Mt at 2.1 g/t Au and 0.2% Cu, press release by Virginia dated March 11, 1999) is a good example of this kind of deposit in the Sakami Reservoir (33F) and Guyer Lake (33G) area. To the southeast, the Éléonore gold deposit (Figure 8-1), owned by Dhilmar, is located along the contact between the sediments and the volcanics within the contact zone between La Grande and Opinaca subprovinces (Bandyayera and Houle, 2007).

The emplacement of these deposits is early to late tectonic, and coeval with the emplacement of the orogenic gold deposits in the Abitibi Subprovince (Dion et al., 2003). This mineralizing event is probably related to the final accretion and cratonization phase of the Superior province.

In terms of mining exploration for the discovery of a new gold deposit, at the geological province or terrane scale, geological parameters are common in highly fertile volcanosedimentary belts like La Grande greenstone. These parameters (Groves et al., 2003) are: 1) reactivated crustal-scale fault that focused porphyry-lamprophyre dyke swarms; 2) complex regional-scale geometry of mixed lithostratigraphic packages; and 3) evidence for multiple mineralization or remobilization events.

The Roberto gold deposit is located within a kilometer scale F2 fold hinge that affects upper-greenschist to amphibolites-facies turbiditic metagrewacke and paragneiss (Figure 8-2). Gold mineralization is primarily confined to a series of sub-parallel decameter-scale wide mineralized zones and is associated with a hydrothermal system characterized by calc-silicate-bearing veins and metasomatic replacement zones, potassic alteration, and tourmaline. The principal mineralized zone consists of a stockwork of quartz ± actinolite ± diopside ± biotite ± arsenopyrite-pyrrhotite veins and quartz-dravite-arsenopyrite veinlets. While most of the alteration and mineralized zones are deformed by structures attributed to D2, some occurrences appear to be controlled by D2 structures; Gold mineralization is thus interpreted as being pre- or early D2 (Ravenelle et al., 2010).

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Figure 8-1 Regional Geological Map of the Roberto Gold Deposit (Equal Area Nets Show the Distribution of Lineation and S2 Foliation Measurements for the La Grande and Opinaca Subprovinces)

8.3 Puffy Lake gold deposit-like occurrences (from Ostry and Halden, 1995)

The Puffy Lake gold deposit is located approximately 75 km northeast of Flin Flon, Manitoba. Gold occurs with arsenopyrite in high metamorphic grade supracrustal rocks on the south flank of Proterozoic Kisseynew gneiss belt near the south margin of the Churchill structural province of the Precambrian Shield in Manitoba.

Free gold occurs with foliated arsenopyrite and pyrite within at least three laterally extensive, moderately dipping, parallel or close to parallel sheets that are up to 2 m thick and conformable with layering and regional schistosity. These sheets occur within intermediate quartzofeldspathic biotite-bearing gneiss and are continuous from level to level within the mine. Mobilization of gold and sulfide minerals into structural traps occurred during folding and shearing events after formation of mineralization sheets. Three or, possibly, four periods of deformation have affected the host rocks to the Puffy Lake deposit.

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The stratigraphy in the vicinity of the Puffy Lake deposit comprises fine-grained, intermediate to mafic biotite- and amphibole-bearing of the Amisk Group (host of gold mineralization), greywacke-derived gneiss of the Burntwood Metamorphic Suite and Missi Metamorphic Suite quartzofeldspathic gneiss (host of gold mineralization). Large tonalitic-granitic bodies have intruded Amisk rocks.

8.4 Witwatersrand paleoplacer model (a low-grade metamorphosed siliciclastic sediment basin)

The Witwatersrand Basin in South Africa is one of the best-preserved records of fluvial sedimentation on an Archean continent. The basin hosts the world's biggest gold resource in thin pebble beds, but the process for gold enrichment is still being debated. Mechanical accumulation of gold particles from flowing river water is the prevailing hypothesis, yet there is evidence for hydrothermal mobilization of gold by fluids invading the metasedimentary rocks after their burial (Heinrich, 2015).

The Witwatersrand Basin formed over a period of 360 Ma between 3,074 and 2,714 Ma. Pulses of sedimentation within the sequence and its precursors were episodic, occurring between 3086-3074 Ma (Dominion Group), 2,970-2,914 Ma (West Rand Group) and 2,894-2,714 Ma (Central Rand Group). Detritus was derived from a mixed granite-greenstone source of two distinct ages; the first comprises Barberton-type greenstone belts and granitoids > 3,100 Ma old, and the second consists of the greenstone belt-like Kraaipan Formation and associated granitoids ≤ 3,100 Ma old. Subsequent granitoid plutonism was episodic and coincided with hiatuses in sediment deposition but continued throughout the evolution of the basin. Many of the provenance granitoids are characterized by hydrothermal alteration, are geochemically anomalous with respect to gold and uranium, and may represent viable source rocks for palaeoplacer mineralization. Tectonically, the basin evolved in response to processes occurring within a Wilson cycle, associated with the encroachment and ultimate collision of the Zimbabwe and Kaapvaal cratons. Metamorphism of the Witwatersrand Basin occurred at 2,500, 2,300 and 2,000 Ma. The first two events coincided with the progressive loading of the basin by Ventersdorp and Transvaal cover sequences, whereas the last reflects intrusion of the Bushveld Complex and/or the Vredefort catastrophism.

Mineralization is concentrated in the conglomerates of the Central Rand Group and is represented by a complex paragenetic sequence initiated by early accumulation of detrital heavy minerals. This was followed by three stages of remobilization caused by metamorphic fluid circulation. An early event of authigenic pyrite formation at 2,500 Ma was followed at 2,300 Ma by maturation of organic material, fluxing of hydrocarbon bearing fluids through the basin and the radiolytic fixation of bitumen around detrital uraninite. This was followed at around 2,000 Ma by peak metamorphism which resulted in the widespread redistribution of gold and the formation of a variety of secondary sulphides. Post-depositional fluid conditions were such that metal solubility was low and precipitation mechanisms very effective, resulting in the superimposition of both primary and secondary mineralization (Robb, 1995).

The Witwatersrand deposits show evidence of interaction with hydrothermal fluids that caused the precipitation of gold. However, the ultimate sources of the gold in the mineralizing fluids are still unclear. Some of this evidence can only be explained by original introduction of gold, pyrite and uraninite into the host conglomerates during sediment deposition, derived from a variety of sources that are older than the host sediments rocks (Frimmel, 2005).

Paleoplacer uranium deposits occur in Archean to Early Proterozoic fluvial to littoral clastic sedimentary sequences, dominated by quartz arenite units, which are older than about 2,400 Ma (Roscoe, 1996). The host units are pyritic, mature arenites, and oligomictic (quartz pebble) conglomerates produced by the multiple cycles of erosion and redeposition. Deposition of these sequences has occurred on and adjacent to stable Archean cratons and at the margins of, and within, intracratonic grabens or aulacogens, or within basins formed by downwarping due to tectonic processes other than rifting.

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Conglomerates of the Project's Apple Formation bear resemblances to both the auriferous and uraniferous paleoplacers of the Witwatersrand basin, but their ratio of U/Au is very low, suggesting a distal environment of formation (Paquette, 1997). The uranium-bearing horizons are present in three types (Paquette, 1997): 1) thin layers (10 to 20 cm) of rusty conglomerate, 2) lenticular channel (30 cm to 2.6 m) of rusty conglomerate with joined fragments, and 3) locally decimetric layer of coarse rusty arenite. These horizons have a weak lateral extension (less than 50 m). The main source of uranium is the conglomerates (90%) and occasionally, the coarse arenites (10%) host uraniferous mineralization. Robertson et al. (1986) have observed the highest uranium values are associated with 10% pyrite. Generally, the most radioactive units were rusty conglomerates comprising 3% to 10% pyrite (Paquette, 1997).

Apple Formation paleoplacers are slightly anomalous in gold (260 ppb, Doucet, 1995, personal communication). However, the highest gold values are found in shear zones within the Apple Formation (i.e., conglomerate unit with fuchsite with a value of 0.27 g/t Au) which would suggest a possible hydrothermal enrichment in gold, sulfide and sulfarsenide where shear zone structures cut conglomeratic units (Paquette, 1998).

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9 EXPLORATION

Other than the drilling, the only exploration work made by Fury in 2025 was a regional geochemical soil sampling program.

During the 2025 field campaign a soil grid was completed 10 km to the west of La Pointe extension along a regional fault splay off of the main La Grande - Opinaca suture zone. The soil grid resulted in the collection of 237 samples identifying six structurally controlled gold anomalies for potential follow-up work (Figure 9-1). The gold in soil anomalies occur within a regional scale fold nose associated with mafic volcanic rocks and iron formation. Further field work is being contemplated to potentially advance the soil anomalies to a drill ready stage.

Figure 9-1 2025 Regional Soil Sampling Program

Surface exploration work performed by previous owner QPM during 2018, 2019 and 2020 is summarized in Section 6 (History). The exploration work and results carried out by MAT and CJC from 2013 to 2017 is summarized in the 2017 SGS Report.

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10 DRILLING

Drilling performed by previous owner QPM during 2018, 2019, 2019, 2020, 2021, 2022, and 2023 is summarized in Section 6 (History).

10.1 Methodology

Fury has implemented QA/QC procedures to ensure best practices in sampling and analysis of the core samples. Drill collars are located with a handheld GPS. Front sights and back sights are identified with pickets and oriented with a compass prior to installation of the drill on the setup. The sights are used to assist the field staff to align the drill.

Core logging is carried out by Fury staff. The software used to manage the drillhole data is MX Deposit combined more recently with Leapfrog. The drill core is logged and then split, with one-half sent for assay and the other retained in the core box as a witness sample. The samples intervals are selected by lithology, alteration zones and zones of sulphide enrichment. All the mineralized paragneiss is sampled. Core is sampled from 1.0 m to 1.5 m lengths. RQD is included in the drill logs and recovery is very good. Core boxes are photographed, and the pictures are catalogued in Fulcrum application. Drill core is stored in wooden core boxes arranged in covered core towers on site at the camp located adjacent to the La Pointe Deposit. The samples are delivered, in secure tagged bags, directly to the ALS Minerals laboratory (ALS) in Val D'Or, Quebec for analysis. The samples are weighed and identified prior to sample preparation. All samples were analyzed by fire assay with AA finish on a 30g sample (0.005-10 ppm Au), with a gravimetric finish for assays over 10 ppm Au.

10.2 2025 Campaign

A total of seven diamond drill holes totaling 3,686.4 m were completed by Fury during the 2025 campaign. Six holes targeted the down plunge and along strike extensions of previously identified gold mineralization across 650 m of strike length at the La Pointe Extension target. Historical drilling has intercepted gold mineralization across widths of up to 75 m and to a depth of up to 500 m below surface. All 2025 drill holes completed at La Pointe Extension intercepted zones of intense silicification with sulphide mineralization containing broad zones of gold mineralization in two sub-parallel zones with higher grade cores.

Table 10-1 Summary of Survey Type

Hole Name	Easting (m)	Northing (m)	Elevation (m)	Azimuth (°)	Dip (°)	Length (m)
25SK-001	373854.8	5893794	207.8	135.4	-62.5	504
25SK-002	373855	5893794	207.816	135	-75	634
25SK-003	373753.2	5893880	203.9	145.2	-55.1	603
25SK-004	373896.6	5893962	207.495	142.3	-64.2	645
25SK-005	373791.5	5893697	204.667	145.5	-51.1	337.4
25SK-006	372911	5891608	207.717	111.7	-50.1	720
25SK-007	374338.5	5894011	219.181	144.9	-50	243
Total						3686.4

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11 SAMPLE PREPARATION, ANALYSES, AND SECURITY

The following information discusses the 2020 to 2025 exploration campaigns. All analytical results from these drilling campaigns have been received and considered in the Report. The drilling campaigns before 2020 are discussed in the 2021 QPM Report. No significant issues are mentioned in the QPM Report.

11.1 Sample Preparation

11.1.1 Core Sampling

The hole diameter is NQW. Core samples are taken based on the lithology, alteration type and intensity (especially silicification), the presence of quartz veinlets, and the presence of sulphide mineralization and in particular arsenopyrite. Core is sampled from 1.0 m to 1.5 m lengths and respects lithologic contacts. Core boxes are photographed.

After being logged, the core is split in half using a core splitter; one half was placed in a poly bag with a sample ticket to send to ALS while the other half is returned to the core box as witness with the corresponding sample ticket placed at the beginning of the sample interval. The two-metallic bowls used to catch either side of the split core are then well cleaned before proceeding to the next sample.

11.2 Analyses

11.2.1 Laboratory Certification

ALS is an accredited testing laboratory having been assessed by the Standards Council of Canada (SCC) and complies with the requirements of ISO/IEC 17025:2005 (CAN-P-4E) and the conditions for accreditation established by SCC (www.alsglobal.com).

11.2.2 Analytical Procedure

The samples are delivered, in secure tagged bags, directly to ALS for analysis. The samples are weighed and identified prior to sample preparation. All samples are analyzed by fire assay with AA finish on a 30g sample (0.005-10 ppm Au), with a gravimetric finish for assays over 10 ppm Au.

11.3 Quality Control and Quality Assurance Programs

Quality assurance and quality control procedures have been implemented to ensure best practices in sampling and analysis of the core samples. The drill core is logged and then split, with one-half sent for assay and the other retained in the core box as a witness sample. Duplicates, standards and blanks are inserted regular intervals into the sample stream (every 20 to 40 samples).

For exploration drilling 3 CRM, 2 blanks and 2 duplicates are inserted in every bath of 100 samples which represent approximately 7% of QAQC samples.

11.3.1 Blank

Barren coarse materials ("blanks") were submitted with samples for crushing and pulverizing to test for possible contamination in the laboratory assay procedure. Fury utilized coarse silicate rocks and pulp blanks as blanks. When gold was visible or the rock was highly mineralized, a pulp blanks followed by a coarse silicate rock were inserted to respectively clean the analyser and the crusher. The coarse silicate rock has an assumed Au value of zero. The failure threshold for the blanks was set at 50 ppb, 10x the lower detection limit. A value of 2.5 ppb (half the detection limit) is used for all assay results of "below detection limit".

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The coarse blanks are crushed and pulverized using the same methods and equipment as the regular core samples prior to analysis to evaluate preparation stage sample carryover contamination, while pulp blanks are used to evaluate analysis stage carryover contamination.

Figure 11-1 Blank Performance Charts for Gold

The QA/QC program from 2020 - 2025 included the insertion of a total of 321 blank QC samples. For blank sample values, failure is more subjective. Some carryover within sample batches is to be expected in routine sample preparation. To minimize sample carryover within a batch, equipment is cleaned thoroughly with compressed air to remove any remaining loose material. For routine protocols, with samples of similar weights, sample carryover is usually considered acceptable if it is less than 1.0%. To ensure no batch to batch carryover occurs, standard quality control procedures include passing barren wash material through crushing and pulverising equipment at the start of each new batch of samples.

Evaluation of blank samples using a failure ceiling for Au of 0.05 ppm (10x detection limit) indicates that the combined blank failure rate from 2020 - 2025 was 0.31% (.Figure 11-1 and Table 11-1) This blank failure rate and level of potential carryover is considered acceptable by industry standards. Based on the low risk of cross-sample contamination and the low amounts of Au that may have contaminated blank material, it is considered unlikely that there is a contamination problem with the Project drilling.

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Table 11-1 QAQC Blank

Blank Quality Control
Count	321
Passed	318
Warning	2
Failed	1
% Failed	0.31

11.3.2 Duplicate

The QA/QC program from 2020 - 2025 included the insertion of a total of 231 field duplicate (Table 11-2). Duplicate samples were analyzed at the primary laboratory to evaluate analytical precision and sampling error.

During the period from 2020 to 2025, QPM and Fury Gold routinely completed duplicate analyses samples. The duplicate assay data is used for internal quality control monitoring, to provide an estimate of the reproducibility related to the uncertainties inherent in the analytical method and homogeneity of the pulps. The precision, or relative percent difference calculated for the pulp duplicates (that is the likeness of the second cut to the first) is expected to be less than 10%. This means that at the 95% confidence level (or 19 times out of 20) the duplicate pulp assay will be +/- 10% of the original assay. Duplicate assay results falling outside these acceptable limits may indicate that pulverizing specifications should be changed, or that alternative methods, such as screened metallics for gold, should be considered. Duplicate assays also give a good idea of the extent of variability being dealt with on a given deposit. The results of duplicate sampling, conducted from 2020 through 2025, are satisfactory.

Table 11-2 Duplicate statistic

Duplicate Quality Control
Count+	114
Count-	108
Count=	9
Count	231
Mean Original	0.22
Mean Duplicate	0.19
Standard deviation difference	0.27
Student T- Test	No Bias
Sign test	No Bias

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Figure 11-2 Duplicate Scatter plot

Figure 11-3 Duplicate QQ plot

11.3.3 Certified Reference Material

A selection of 11 CRMs have been used to date by Fury in the course of the Project drill programs: CDN Resource Laboratories Ltd, Langley, B.C., Canada and Ore Research & Exploration Pty Ltd (Oreas) Australia (CDN-GS-1P5Q, CDN-GS-1P5R, CDN-GS-1P5T, CDN-GS-6F, CDN-GS-7F OREAS 230, OREAS 231, OREAS 238, OREAS 239, OREAS 250b and OREAS 256b). The means, standard deviations (SD), warning, and control limits for standards are utilized as per the QA/QC program described below.

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CRM performance and analytical accuracy is evaluated using the assay concentration values relative to the certified mean concentration to define the Z-score relative to sample sequence with warning and failure limits. Warning limits are indicated by a Z-score of between ±2 SD and ±3 SD, and control limits/failures are indicated by a Z-score of greater than ±3 SD from the certified mean. Sample batches with certified reference materials returning assay values outside of the mean ± 3SD control limits, or with suspected cross-sample contamination indicated by blank sample analysis, are considered as analytical failures and selected affected batches are re-analyzed to ensure data accuracy.

For geochemical exploration analysis methods, laboratory benchmark standards are to achieve a precision and accuracy of plus or minus 10% (of the concentration) ±1 detection limit (DL) for duplicate analyses, in-house standards and client submitted standards, when conducting routine geochemical analyses for gold and base metals. These limits apply at, or greater than, 20 times the limit of detection. For samples containing coarse gold, native silver or copper, precision limits on duplicate analyses can exceed plus or minus 10% (of the concentration).

For ore grade analysis methods, laboratory benchmark standards are to achieve a precision and accuracy of plus or minus 5% (of the concentration) ± 1 DL for duplicate analyses, in-house standards and client submitted standards. These limits apply at 20 times the limit of detection. As in the case of routine geochemical analyses, samples containing coarse gold, native silver or copper are less likely to meet the expected precision levels for ore grade analysis.

CRM analytical results for the Fury drilling programs are summarized in for Au to evaluate analytical accuracy (bias), precision (average coefficient of variation "CVAVR%"), warning rates, and failure rates.

The QA/QC program from 2020 - 2025 included the insertion of a total of 648 CRM samples (Table 11-3). The combined CRM failure rate during this period was 1.38% for Au. CRM analytical results confirm acceptable analytical accuracy (bias less than ±5%) and acceptable analytical precision (CVAVR% within ±5%) for Au. The author considers this acceptable and within industry standards. Review of the Company's CRM QC program indicates that there are no significant issues with the drill core assay data.

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In the certificate V022017046, samples C876690, C876730 and C876770 returned respectively values of 95.1, 94.1 and 92.5 g/t Au for the standard CDN-GS-1P5T. Those values are far too high to be a contamination from a previous sample. As no clear explanation as why those values are so high and that this CRM generally yield good results it was decided to remove those values from the Figure 11-5.

Figure 11-4 CRM: CDN-GS-7F

Figure 11-5 CRM: CDN-GS-1P5T

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Figure 11-6 CRM: CDN-GS-6F

Figure 11-7 CRM: CDN-GS-1P5R

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Figure 11-8 CRM: CDN-GS-1P5Q

Figure 11-9 CRM: OREAS 231

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Figure 11-10 CRM: OREAS 250b

Figure 11-11 CRM: OREAS 256b

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Table 11-3 QAQC CRM Statistics

CRM Quality Control
CRM	Count	CRM Value	Standard Deviation	Pass	Warning	Failed	% Failed
CDN-GS-1P5Q	17	1.33	0.10	17	0	0	0
CDN-GS-1P5R	109	1.81	0.14	109	0	0	0
CDN-GS-1P5T	163	1.75	0.17	158	2	3	1.84
CDN-GS-6F	107	6.87	0.28	107	0	0	0
CDN-GS-7F	156	6.90	0.41	151	2	3	1.92
OREAS 230	39	0.34	0.01	39	0	0	0
OREAS 231	13	0.54	0.01	13	0	0	0
OREAS 238	4	3.03	0.08	4	0	0	0
OREAS 239	3	3.55	0.09	2	0	1	33.33
OREAS 250b	18	0.33	0.01	17	1	0	0
OREAS 256b	19	7.84	0.21	16	1	2	10.53
Total	648

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11.3.4 Laboratory Standard (CRM) and Blanks

Laboratories also include QAQCs in the analysed batches to control the quality of there results. Figure 11-12 and Figure 11-13 show the results for 2025 analyses on Lapointe Extension. A total of 94 blanks and 50 standards (CRM) were inserted. No failures were founded.

Figure 11-12 Laboratory CRM validation

Figure 11-13 Laboratory Blank validation

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11.4 QP's Comments

It is the Author's opinion, based on a review of all possible information, that the sample preparation, analyses, and security used on the Project by the Company and previous explorers meet acceptable industry standards. Review of the QA/QC programs indicates that there are no significant issues with the drill core assay data. The data verification programs undertaken on the data collected from the Project support the geological interpretations, and the analytical and database quality, and therefore data can support resource estimation of Inferred Mineral Resources for Sakami.

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12 DATA VERIFICATION

The following section summarises the data verification procedures that were carried out and completed and documented by the Author for this technical report, including verification of all drill data collected by Fury during their 2020 to 2025 drill programs and data obtained by previous operators, as of the effective date of this report.

12.1 Drill Sample Database

An independent verification of the assay data in the drill sample database used for the current MRE was conducted by the SGS team. Approximately 12% of the 2020-2025 Fury digital assay records were randomly selected and checked against the available laboratory assay certificate reports. Assay certificates were available for most diamond drilling conducted by QPM and Fury. The SGS team reviewed the assay database for errors, including overlaps and gapping in intervals, and typographical errors in assay values. In general, the database was in good shape and no adjustments were required to be made to the assay values contained in the assay database. Vadnais-Leblanc has reviewed the verification work completed by the SGS team and, having confirmed the adequacy and accuracy of the process and findings, the author acknowledge and accept full responsibility for the results and conclusions presented herein.

Verifications were also carried out on drill hole locations, down hole surveys, lithology, SG, and topography information. No material errors were noted. The database is considered of sufficient quality to be used for the current MRE.

Vadnais-Leblanc has reviewed the sample preparation, analyses, and security (see Section 11) completed by Fury and previous explorers for the Property. Based on a review of all possible information, the sample preparation, analyses, and security used on the Project, including QA/QC procedures, are consistent with standard industry practices and the drill data can be used for geological and resource modeling, and resource estimation of Measured, Indicated and Inferred mineral resources.

12.2 Site Visit

A site visit was conducted by Olivier Vadnais-Leblanc between July 21 and July 23, 2025. Vadnais-Leblanc was accompanied by Valerie Doyon, Senior Project Geologist. On site, Vadnais-Leblanc visited the core shack, the split shack (Figure 12-1), core storage facilities (Figure 12-2) and the outcrop (Figure 12-4). The operating drill rig was also examined (Figure 12-3). The visit allowed the Author to assess the field conditions at the Sakami site, validate the location and existence of certain drill holes, visit the core facilities, and familiarize himself with the exploration procedures and methods used by Fury Gold Mines Limited.

The core shack is located next to the split shack (Figure 12-1). The principal core storage area is located behind the core shack. Another core storage area is located a few hundred meters nearby. Core boxes are mostly stored in metallic racks (Figure 12-2).

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Figure 12-1 A) Logging Table, B) Scale for rock density, C) Core Saw

Figure 12-2 Core Rack

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The airlifted drill rig was well installed and well maintained. It was located approximately 2 km south of the camp (Figure 12-3).

Figure 12-3 Airlifted Drill Rig

During the site visit, Olivier Vadnais-Leblanc recorded the position of certain drill collar locations to validate their position. The drill holes were chosen at random, and the position was recorded using a handheld Garmin GPS, which provides a maximum accuracy of 5 meters in both the X and Y axes. In general, the verified positions are within 5 meters of the positions recorded in the database, which is considered acceptable by the author. A total of 10 DDH collars were measured to validate the collar location in the database. Of the ten collars, 8 collars were properly located, the two others were mislabeled and thus impossible to correlate.

The outcrop is located near the lake in the Lapointe Area. It exposes rusty mineralized alteration. Channels samples have been cut perpendicular to the mineralized trend. Those channels are part of the Lapointe deposit. They are not part of the current MRE on Lapointe Extension. But they give a good idea of the mineralization. Rock seems to be highly stretch and folded.

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Figure 12-4 Outcrop and Channels

Figure 12-5 Rock Deformation on Outcrop

During the 2025 site visit, Vadnais-Leblanc initially conducted a control sampling to confirm the presence of Au mineralization on the Sakami property.

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The Author compared the mineralized intervals sampled with the data from the Fury database using the same analytic method. From the 14 samples validated, no discrepancy was noticed.

From the observations made on the project, Vadnais-Leblanc recommends to:

  Survey all DDH collars not surveyed
  Make sure that every collar is properly identify
  Survey channels on outcrop
  Review drill core with assays results to better understand which structure, vein, alteration, etc. is carrying the gold in the different areas of the deposit
  Make sure that every assay is associated to the right core sample
  Define procedure for logging, sampling, QAQC and density measurement
  Determine density for the main geological unit and the mineralized zones

12.3 Conclusion

All geological data has been reviewed and verified as being accurate to the extent possible, and to the extent possible, all geologic information was reviewed and confirmed. There were no significant or material errors or issues identified with the drill database. Based on a review of all possible information, Vadnais-Leblanc is of the opinion that the database is of sufficient quality to be used for the current Inferred MRE.

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13 MINERAL PROCESSING AND METALLURGICAL TESTING

This section does not apply to the Technical Report.

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14 MINERAL RESOURCE ESTIMATES

14.1 Introduction

The following section describes the MRE for Sakami Gold project. Completion of the MRE involved the assessment of a validated drill hole database, which included all the data completed through the end of 2025. Completion of the MRE also included the assessment of updated three-dimensional (3D) mineral resource models (mineral resource domains), 3D topographic surface models and 3D overburden surface models.

The Inverse Distance Squared ("ID2") calculation methods restricted to the mineral resource domains was used to interpolate grades for Au (g/t) into block models for the deposit area. Inferred mineral resources are reported in the summary Table 14-8. The MRE presented below takes into consideration that the deposit may be mined by the open pit method.

The reporting of the MRE complies with all disclosure requirements for Mineral Resources set out in the NI 43-101 Standards of Disclosure for Mineral Projects (2016). The classification of the MRE is consistent with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards (2014 CIM Definitions) and adheres to the 2019 CIM Estimation of Mineral Resources & Mineral Reserves Best Practice Guidelines (2019 CIM Guidelines).

14.2 Drill Hole Database

To complete the current MRE for the Project, a database comprising a series of comma delimited spreadsheets containing surface diamond drill hole information was provided by Fury. The database included hole location information, down-hole survey data, assay data, lithology data and density data. After review of the database, the validated data was then imported into Genesis version 2.2 software ("Genesis") for statistical analysis, block modeling and resource estimation. No errors were identified when importing the data. The data was validated in Genesis and no erroneous data, data overlaps or duplication of data was identified.

The main steps of the methodology were as follows:

1) Review and validate the drill hole database as well as the topography surface of the project.

2) Interpret the mineralized domains based on lithological and structural data and the grade content.

3) Perform a capping study on assay data for each mineralized domain.

4) Perform the grade compositing in function of the assays and domains basic statistics.

5) Perform the geostatistical analysis.

6) Interpolate the grade using the appropriate method and perform validation.

7) Classify the mineral resources using the appropriate method.

8) Assess the mineral resources for 'reasonable prospects for potential economic extraction.

9) Generate a mineral resource statement.

The drill hole database contains 242 surface drill holes. From this database, 54 drill holes cover the mineral resources area. (Figure 14-1). This selection contains 13,147 sampled representing 17,455.62 m of data intervals taken from 18,233.72 m of drilled core. All the samples were analyzed for gold. The database also includes lithological, mineralization and structural descriptions and measurements taken from drill core logs.

The resource database covers the strike length of the mineral resource area at variable drill spacings, ranging from mainly 50m in the center of the deposit to 100 m in the mineralized zones extensions. In addition to the tables of raw data, the mineral resources database includes tables of calculated drill hole composites and wireframe solid intersections, which are required for statistical evaluation and mineral resources block modelling.

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Table 14-1 Total Drill Hole Sample Database for the Sakami Project

Sakami Project Drill Hole Database
Coordinate System	NAD83 UTM Zone 18
Total Number of drill holes (diamond)	54
Total metres of drilling	18,233.72
Total number of drill assay samples	13,147
Total drill assay sample length	17,455.62
Average drill assay sample length	1.2
Total number of SG Samples	247

Figure 14-1 Distribution of Drill Holes within the Sakami Property (NAD83 UTM Zone 18)

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14.3 Mineral Resource Modelling and Wireframing

The author builds the mineralization model using the DDH database as the primary source of information (assays, lithological units, alteration and mineralization). The topography surface was created from the LiDAR provided by the Issuers with a resolution of approximately 1 m. The overburden-bedrock contact surface was modelled using logged overburden intervals and was used to clip the 3D mineralization wireframes.

The mineralization model consists of 44 mineralized wireframes (Figure 14-2). The mineralized zones were modelled on the extent of logged geological control(s) characteristic of each zone as described in Item 7 (Geological Setting and Mineralization) and snapped to gold grade assays The minimum modelling grade to constrain the interpretation was 0.15 g/t gold with a maximum consecutive waste of 2 m or less. The margin around the last drill hole used is approximately 50 m. If an unselected drill hole was located on the periphery of the solid, the margin is set approximately at half the distance between the two drill holes.

Figure 14-2 Sakami Lapointe Extension Drilling Area & Mineralize Zones

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Figure 14-3 Isometric View Looking Northwest: Sakami Lapointe Extension Area Mineral Resource Models and Drill Holes (NAD83 UTM Zone 18)

14.4 Specific Gravity

The density or specific gravity (SG) is used to calculate tonnages for the estimated volumes derived from the resource-grade block model.

The author was provided with a limited database of 247 SG measurements for the current mineral resources for the Sakami deposit. From the 247 SG measurements, 55 measurements were located in the mineralized veins of the MRE. Those values ranged from a value of 2.66 g/cm3 to 3.13 g/cm3 and averaged 2.78 g/cm3 with median of 2.76 g/cm3. The average density of the rock outside the mineralized veins is 2.75 g/cm3. The block model was set with those values.

Basic statistics were completed with all density measurements related to their lithological and mineralized units. The median density of each unit was used as the final density value. A density of 2 g/cm3 was assigned to overburden. Table 14-2 presents the SG value by lithological unit.

It is strongly recommended that Fury collect additional data from past drilling and implement a sampling protocol for SG data collection for future drilling.

Table 14-2 Summary for the SG Values Used in the Sakami 2025 MRE

Lithological Unit	Median Specific Gravity
Mineralized Veins	2.76
Host rock	2.75
Overburden	2

14.5 Compositing

In order to minimize any bias introduced by variations in sample lengths, the gold assays of the DDH data were composited within each mineralized zone. The thickness of the mineralized solids, the proposed block size, and the original sample length were taken into consideration when selecting the composite length. After compositing, intersections between drill holes and the wireframe have been generated by evaluation. These intersections are used for statistical evaluation and resource block modelling.

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Most assays have a length of 1.5 m (Figure 14-4). Composites of 1.5 m with distributed tails of 0.5 to 2 m were generated for all 44 mineralized zones. This length provides a reasonable reconciliation with the raw data mean grade, while sufficiently reducing the coefficient of variation. All unassayed intervals within solids were assigned a value of 0 g/t Au (Table 14-3).

Figure 14-4 Assay Length

Table 14-3 Summary Statistics for the 1.5 m Composites

Zone / Envelope	Number of Composites	Max Au (g/t)	Mean Au (g/t)	Standard Deviation	COV
Sakami Extension	2237	15	0.78	1.25	16

14.6 Grade Capping

A statistical analysis of the composite database within the resource models (the "resource" population) was conducted to investigate the presence of high-grade outliers which can have a disproportionately large influence on the average grade of a mineral deposit. High grade outliers in the composite data were investigated using statistical data (Table 14-4), histogram plots, and cumulative probability plots of the 1.5 m composite data.

After review, it is the opinion that capping of high-grade composites to limit their influence during the grade estimation is necessary for Au. The capping analysis was done based on vein orientation. A summary of grade capping values within the mineralized veins is presented in Table 14-4. The capping applied to the deposit composites has had the desired effect of limiting the influence of high-grade outliers on the global MRE. The capped composites are used for grade interpolation into the deposit block models.

Basic univariate statistics were completed by combining all mineralized wireframes of each zone. Capping was applied to composites. Intersections between drill holes and wireframes were used to filter the assays used for the statistical evaluation. The capping level was established at 15 g/t Au.

Table 14-4, Figure 14-5, and Figure 14-6 show graphs supporting the capping threshold decisions.

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Table 14-4 Composite Capping Summary

General statistics on composites
	Au uncapped	Capping 15 g/t Au	Loss (%)
Average	0.78	0.78	0.43
Variance	1.67	1.55	7.07
Standard Deviation	1.29	1.25	3.60
Coefficient of Variation	1.66	1.61	3.18
Median	0.38	0.38
Max	22.24	15.00	32.55
Count	2,237	3	0.13
1% population contribution	12.40	12.03	0.38

Figure 14-5 Composites Frequency Chart

Figure 14-6 Composites Decile Analysis

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14.7 Variography and Search Ellipsoids

A three-dimensional semi-variography analysis on composite points within the mineralized wireframes was completed for each zone combined. The study was carried out in Genesis. The variographic analysis determined a short continuity artificially minimizing the grade continuity. In this deposit, the grade is low but seems continuous on a drilling grid of 100 m. The small area with many closely drilled holes in the center of the deposit probably has a big influence on the continuity determined by the variography. With more drilling, an ordinary kriging method would probably be a great interpolation method, but with many drill holes spaced by 100 m, a range of 25 m is probably too short to well represent the continuity of the deposit (Figure 14-7). The ID2 interpolation method was preferred.

Figure 14-7 Semi-Variogram of Sakami Extension

The search ellipsoid sizes were based on the drill grid. Three (3) sets of search ellipsoids (first, second and third search pass), the biggest ellipsoid corresponding to the largest drill spacing (100 m) to catch most composites and populate as many blocks as possible. They are presented in Table 14-6.

Throughout the Sakami MRE 2025, each search ellipsoids are individually oriented along the best planar orientation of each wireframe.

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14.8 Block Model Parameters

The deposit mineral resource domains are used to constrain composite values chosen for interpolation, and the mineral blocks reported in the estimates of the mineral resources. Block model within UTM coordinate space, was created for the deposit area (Table 14-5, and Figure 14-8).

Block model dimensions, in the x (east m), y (north m) and z (level m) directions were placed over the domains with only that portion of each block inside the shell recorded (as a percentage of the block) as part of the MRE (% Block Model).

The block size for each block model was selected based on drillhole spacing, composite length and the shape and orientation of the resource domains. At the scale of the deposit models, the selected block size provides a reasonable block size for discerning grade distribution, while still being large enough not to mislead when looking at higher cut-off grade distribution within the model. The models were intersected with surface topography to exclude blocks, or portions of blocks, that extend above the bedrock surface.

Table 14-5 Deposit Block Model Geometry

Block Model	Sakami
	X (East)	Y (North)	Z (Level)
Corner Origin (NAD 83)	373500	5892500	-500
Ending Coordinate	376000	5894900	500
Block Size	5 m	2 m	5 m
Rotation (counterclockwise)	-45 degrees

Figure 14-8 Isometric View looking NW: Sakami Block Model In Pit

14.9 Grade Interpolation & Resource Classification

Gold grades were estimated into the blocks for the deposit block models. Blocks within each mineralized domain were interpolated using composites assigned to that domain. To generate grade within the blocks, the inverse distance square (ID2) interpolation method was used for all veins for the Sakami Lapointe Extension deposit.

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The search ellipsoids were placed using the best-fit planes from Genesis to set the ellipsoids parallel to the main plan of every vein. The grade model was interpolated using the capped composites created from assays.

Three passes were used to interpolate grade into all the blocks in the grade shells (Table 14-6). All blocks were classified as Inferred.

Table 14-6 Grade Interpolation Parameters

	Ellipsoids	Minimum DDH	Minimum Composites	Maximum Composites
Pass 1	25m x 25m x 10m	4	7	15
Pass 2	50m x 50m x 15m	3	5	15
Pass 3	100m x 100m x 20m	3	3	15

14.10 Mineral Resource Classification Parameters

Given the progress on the 2025 Lapointe Extension project, the MRE comprises only Inferred Mineral Resources.

The classification of the current MRE into Measured, Indicated and Inferred resources is consistent with current 2014 CIM Definition Standards - For Mineral Resources and Mineral Reserves, including the critical requirement that all mineral resources "have reasonable prospects for eventual economic extraction".

An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction.

Interpretation of the word 'eventual' in this context may vary depending on the commodity or mineral involved. For example, for some coal, iron, potash deposits and other bulk minerals or commodities, it may be reasonable to envisage 'eventual economic extraction' as covering time periods more than 50 years. For many gold or base metal deposits, application of the concept would normally be perhaps 10 to 15 years.

The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated, or interpreted from specific geological evidence and knowledge, including sampling.

Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated based on limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An Inferred Mineral Resource is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings, and drill holes. Inferred Mineral Resources must not be included in the economic analysis, production schedules, or estimated mine life in publicly disclosed Pre-Feasibility or Feasibility Studies, or in the Life of Mine plans and cash flow models of developed mines. Inferred Mineral Resources can only be used in economic studies as provided under NI 43-101.

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There may be circumstances, where appropriate sampling, testing, and other measurements are sufficient to demonstrate data integrity, geological and grade/quality continuity of a Measured or Indicated Mineral Resource, however, quality assurance and quality control, or other information may not meet all industry norms for the disclosure of an Indicated or Measured Mineral Resource. Under these circumstances, it may be reasonable for the Qualified Person to report an Inferred Mineral Resource if the Qualified Person has taken steps to verify the information meets the requirements of an Inferred Mineral Resource.

Indicated Mineral Resource

An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.

An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource Estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions.

Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit.

Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.

A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade or quality of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability of the deposit. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.

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14.11 Reasonable Prospects of Eventual Economic Extraction

The general requirement that all Mineral Resources have "reasonable prospects for eventual economic extraction" implies that the quantity and grade estimates meet certain economic thresholds and that the Mineral Resources are reported at an appropriate cut-off grade considering extraction scenarios and processing recoveries. To meet this requirement, based on the location, depth from surface and depth extent, size, shape, general true thickness, and orientation of the deposits of the Project, the Author considers that the Sakami deposit mineralization is amenable for open pit extraction.

To determine the quantities of material offering reasonable prospects for eventual economic extraction by open pit mining methods, reasonable mining assumptions to evaluate the proportions of the block model (Inferred blocks) that could be "reasonably expected" to be mined from open pit are used. The open pit optimization parameters used are summarized in Table 14-7. A Whittle (GEOVIA Whittle™ 2022) pit shell at a revenue factor of 1 was selected as the ultimate pit shell for reporting the Sakami in-pit MRE.

The reader is cautioned that the results from the pit optimization are used solely for the purpose of testing the reasonable prospects for eventual economic extraction by an open pit and do not represent an attempt to estimate mineral reserves. There are no mineral reserves on the Property. The results are used as a guide to assist in the preparation of a Mineral Resource statement and to select an appropriate resource reporting cut-off grade. A selected base case cut-off grade of 0.4 g/t Au is used to determine the in-pit MRE for the Sakami property.

The reporting of the in-pit MRE are presented undiluted and in situ, constrained by continuous 3D wireframe models, and are considered to have reasonable prospects for eventual economic extraction. The in-pit mineral resource grade blocks were quantified above the base case cut-off grade, below topography/overburden and within the 3D constraining mineralized wireframes (the constraining volumes).

Table 14-7 Parameters used for Whittle™ pit optimization and Calculation of In-pit - Cut-off Grades

Parameter		Unit
Gold Price	2,600.00	US$ per ounce
In-Pit Mining Cost	2.80	$ per tonne mined
Processing Cost	19	$ per tonne milled
Overall Pit Slope	55	Degrees
Process Recovery	92	Percent (%)
Mining Recovery	95	Percent (%)
Mining Dilution	5	Percent (%)
In-pit cut-off grade	0.4	g/t Au

14.12 Mineral Resource Statement

The QP is of the opinion that the 2025 MRE should be classified as Inferred mineral resources based on geological and grade continuity, data density, search ellipse criteria, drill hole spacing and interpolation parameters. The RPEEE requirement has been met by (i) having a minimum width for the modelling of the mineralization zones and a cut-off grade, (ii) using reasonable inputs, for the potential surface mining method scenarios; and (iii) applying constraints consisting of an optimized surface pit shell.

The QPs consider the 2025 MRE to be reliable and based on quality data and geological knowledge. The estimate follows CIM Definition Standards and Best Practices Guidelines.

Table 14-8 displays the results of the 2025 MRE for the Sakami Extension area

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Table 14-8 Mineral Resource Estimate for the Sakami Project, In-Pit, 2025

Category	Tonnes	Au g/t	Contained Au (oz)
Inferred	23,887,000	1.07	825,000

Note(s):

1) The effective date of the Sakami project Mineral Resource Estimates ("MREs") is November 11, 2025.

2) The Mineral Resource Estimates were estimated by Olivier Vadnais-Leblanc, P.Geo. of SGS Geological Services and is an independent Qualified Person as defined by NI 43-101.

3) The classification of the current Mineral Resource Estimates into Inferred mineral resources is consistent with current 2014 CIM Definition Standards - For Mineral Resources and Mineral Reserves.

4) All figures are rounded to reflect the relative accuracy of the estimate and numbers may not add due to rounding.

5) The mineral resources are presented undiluted and in situ, constrained by continuous 3D wireframe models, and are considered to have reasonable prospects for eventual economic extraction.

6) Mineral resources which are not mineral reserves do not have demonstrated economic viability. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that most Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

7) The Project mineral resource estimates (Sakami Extension) are based on a validated database which includes data from 54 surface diamond drill holes totaling 18,233.72 m. The Project resource database totals 13,147 drill hole assay intervals representing 17455.62 m of data.

8) The MRE for the Sakami deposit is based on 44 three-dimensional ("3D") resource models.

9) Grades for Au were estimated for each mineralization domain using 1.5 metre capped composites assigned to that domain. To generate grade within the blocks, the inverse distance square (ID2) interpolation method was used for all domains of the Sakami deposit. An average density value of 2.76 g/cm3 was assigned to each domain.

10) Based on the location, surface exposure, size, shape, general true thickness, and orientation, it is envisioned that parts of the Sakami deposit may be mined using open-pit mining methods. In-pit mineral resources are reported at a base case cut-off grade of 0.4 g/t Au. The in-pit resource grade blocks are quantified above the base case cut-off grade, above the constraining pit shell, below topography and within the constraining mineralized domains (the constraining volumes).

11) The pit optimization and base-case cut-off grade consider a gold price of $2,600/oz and considers a gold recovery of 92%. The pit optimization and base case cut-off grade also considers a mining cost of US$2.80/t mined, pit slope of 55⁰ degrees, and processing, treatment, refining, G&A and transportation cost of USD$19.00/t of mineralized material.

12) The results from the pit optimization, using the pseudoflow optimization method in Whittle.20.22, are used solely for the purpose of testing the "reasonable prospects for economic extraction" by an open pit and do not represent an attempt to estimate mineral reserves. There are no mineral reserves on the Property. The results are used as a guide to assist in the preparation of a Mineral Resource statement and to select an appropriate resource reporting cut-off grade. A Whittle pit shell at a revenue factor of 1.00 was selected as the ultimate pit shell for the purposes of this mineral resource estimate.

13) The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

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Figure 14-9 Looking Northwest View of the Mineral Resources Constrained in
Optimized Pit Shells at the Sakami Extension Project (NAD83 UTM Zone 18)

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14.13 Model Validation and Sensitivity Analysis

Visual checks of block grades against the composite data and assay data on vertical section showed good correlation between block grades and drill intersections.

A comparison of the average capped composite grades and average assay grades by domain with the average grades of all the blocks in the block model at a 0.00 g/t Au cut-off grade was completed and is presented in Table 14-9 and Figure 14-11.

The method retained for the final resource estimation was the inverse distance squared (ID2) interpolation method for all domains because it does not put too much emphasis on the closest composites compared to the ordinary kriging (OK) method based on a small variographic range.

Three (3) different methods have been tested and compared to establish the best interpolation method to use. The ordinary kriging (OK) method and the nearest neighbor (NN) were used to compare with the ID2 method (Figure 14-11).

The Nearest Neighbour ("NN") method was attempted, but this method placed too much emphasis on high grades and yielded locally an overestimation, which also did not properly represent the nature of this gold deposit. This method was only tested for validation purposes.

The block model values were also compared to the composites and the assays to validate the grade values continuity during the interpolation steps (Figure 14-6).

Table 14-9 Block Models Comparison

	NN	OK	ID2
Max Value	15.00	9.38	13.65
Average	0.72	0.72	0.72
Variance	1.59	0.39	0.54
Standard Deviation	1.26	0.62	0.74
Coefficient of Variation	1.74	0.86	1.03
Median	0.34	0.54	0.51

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Figure 14-10 Comparison of ID2 (MRE), OK & NN Models for the Sakami Deposit

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Figure 14-11 Comparison of Average Assay and Composite Grades with Global Block Model Grades

14.13.1 Sensitivity to Cut-off Grade

The Sakami deposit MRE have been estimated at a range of cut-off grades to demonstrate the sensitivity of the resources to cut-off grades. The current in-pit MRE are reported at a base-case cut-off grade of 0.4 g/t Au (highlighted) within conceptual pit shells (Table 14-10 and Figure 14-12)

Values in these tables reported above and below the base-case cut-off grades for in-pit MRE should not be misconstrued with a Mineral Resource statement. The values are only presented to show the sensitivity of the block model estimates to the selection of the base case cut-off grade. All values are rounded to reflect the relative accuracy of the estimate and numbers may not add due to rounding.

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Table 14-10 2025 Mineral Resource Estimate, Sakami - Cut-off Sensitivity

Cutoff Au (g/t)	Grade Au (g/t)	Tonnes	Contained Ounces
0.3	0.98	27,615,000	867,000
0.4	1.07	23,887,000	825,000
0.5	1.18	20,393,000	775,000
0.6	1.29	17,327,000	721,000
0.7	1.41	14,740,000	667,000
0.8	1.53	12,390,000	610,000

Figure 14-12 Grade and Tonnage Curve

14.14 Disclosure

All relevant data and information regarding the Project are included in other sections of this Technical Report. There is no other relevant data or information available that is necessary to make the technical report understandable and not misleading.

The Author is not aware of any known mining, processing, metallurgical, environmental, infrastructure, economic, permitting, legal, title, taxation, socio-political, or marketing issues, or any other relevant factors not reported in this technical report, that could materially affect the updated MRE.

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15 MINERAL RESERVE ESTIMATE

There are no Mineral Reserve Estimates for the Property.

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16 MINING METHODS

This section does not apply to the Technical Report.

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17 RECOVERY METHODS

This section does not apply to the Technical Report.

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18 PROJECT INFRASTRUCTURE

This section does not apply to the Technical Report.

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19 MARKET STUDIES AND CONTRACTS

This section does not apply to the Technical Report.

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20 ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

This section does not apply to the Technical Report.

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21 CAPITAL AND OPERATING COSTS

This section does not apply to the Technical Report.

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22 ECONOMIC ANALYSIS

This section does not apply to the Technical Report.

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23 ADJACENT PROPERTIES

The main adjacent mining property to Fury Gold Mines' Sakami project is not a single adjacent mine but rather the Dhilmar Ltd owned Éléonore Mine, located approximately 60 km southeast of Sakami, which represents the larger regional context and has historically influenced the geological understanding of the area.

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24 OTHER RELEVANT DATA AND INFORMATION

There is no other relevant data or information available that is necessary to make the technical report understandable and not misleading. To the Authors' knowledge, there are no significant risks and uncertainties that could reasonably be expected to affect the reliability or confidence in the exploration information or MRE.

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25 INTERPRETATION AND CONCLUSIONS

25.1 Property Description

The Project is located in the Eeyou Istchee James Bay Territory of Northern Quebec, approximately 130 km southeast of the closest town of Radisson and 600 km north of Matagami. The Project is located in the James Bay gold mining camp where the Éléonore gold mine is operated by Dhilmar. The Property consists of several peninsulas and islands in the centre of the Sakami Reservoir.

The approximate centre of the Property is located at Universal Transverse Mercator (UTM) coordinates 5,895,800 m N and 375,800 m E (NAD 83, Zone 18N). The approximate UTM coordinates for the centre of the currently defined Sakami deposit are 5,894,000 m N and 374,500 m E. The Project is located within National Topographic System (NTS) 1:50,000 scale map-areas; 33F02, 33F03, and 33F07.

The Project consists of a block of 281 contiguous map-designated claims covering 14,250 ha, (100% owned by Fury Gold Mines Limited. On April 28, 2025, the Company acquired all the issued and outstanding common shares of Quebec Precious Metals Corporation ("QPM") in accordance with the terms and conditions of the arrangement agreement dated February 26, 2025 (the "Arrangement").

The claims are in good standing as of the effective date of the report. Appendix 1 lists all the claims along with the relevant tenure information, including their designation number, registration and expiry dates, area, assessment work credits and work requirements for renewal. The boundaries of the claims have not been legally surveyed. The mineral rights exclude surface rights, which belong to the Quebec government.

25.2 2025 Mineral Resource Statement

The QP is of the opinion that the 2025 MRE should be classified as Inferred mineral resources based on geological and grade continuity, data density, search ellipse criteria, drill hole spacing and interpolation parameters. The RPEEE requirement has been met by (i) having a minimum width for the modelling of the mineralization zones and a cut-off grade, (ii) using reasonable inputs, for the potential surface mining method scenarios; and (iii) applying constraints consisting of an optimized surface pit shell.

The QPs consider the 2025 MRE to be reliable and based on quality data and geological knowledge. The estimate follows CIM Definition Standards and Best Practices Guidelines.

Table 14-8 displays the results of the 2025 MRE for the Sakami Extension area

Table 25-1 Mineral Resource Estimate for the Sakami Project, In-Pit, 2025

Category	Tonnes	Au g/t	Contained Au (oz)
Inferred	23,887,000	1.07	825,000

Note(s):

1) The effective date of the Sakami project Mineral Resource Estimates ("MREs") is November 11, 2025.

2) The Mineral Resource Estimates were estimated by Olivier Vadnais-Leblanc, P.Geo. of SGS Geological Services and is an independent Qualified Person as defined by NI 43-101.

3) The classification of the current Mineral Resource Estimates into Inferred mineral resources is consistent with current 2014 CIM Definition Standards - For Mineral Resources and Mineral Reserves.

4) All figures are rounded to reflect the relative accuracy of the estimate and numbers may not add due to rounding.

5) The mineral resources are presented undiluted and in situ, constrained by continuous 3D wireframe models, and are considered to have reasonable prospects for eventual economic extraction.

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6) Mineral resources which are not mineral reserves do not have demonstrated economic viability. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that most Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

7) The Project mineral resource estimates (Sakami Extension) are based on a validated database which includes data from 54 surface diamond drill holes totaling 18,233.72 m. The Project resource database totals 13,147 drill hole assay intervals representing 17455.62 m of data.

8) The MRE for the Sakami deposit is based on 44 three-dimensional ("3D") resource models.

9) Grades for Au were estimated for each mineralization domain using 1.5 metre capped composites assigned to that domain. To generate grade within the blocks, the inverse distance square (ID2) interpolation method was used for all domains of the Sakami deposit. An average density value of 2.76 g/cm3 was assigned to each domain.

10) Based on the location, surface exposure, size, shape, general true thickness, and orientation, it is envisioned that parts of the Sakami deposit may be mined using open-pit mining methods. In-pit mineral resources are reported at a base case cut-off grade of 0.4 g/t Au. The in-pit resource grade blocks are quantified above the base case cut-off grade, above the constraining pit shell, below topography and within the constraining mineralized domains (the constraining volumes).

11) The pit optimization and base-case cut-off grade consider a gold price of $2,600/oz and considers a gold recovery of 92%. The pit optimization and base case cut-off grade also considers a mining cost of US$2.80/t mined, pit slope of 55⁰ degrees, and processing, treatment, refining, G&A and transportation cost of USD$19.00/t of mineralized material.

12) The results from the pit optimization, using the pseudoflow optimization method in Whittle.20.22, are used solely for the purpose of testing the "reasonable prospects for economic extraction" by an open pit and do not represent an attempt to estimate mineral reserves. There are no mineral reserves on the Property. The results are used as a guide to assist in the preparation of a Mineral Resource statement and to select an appropriate resource reporting cut-off grade. A Whittle pit shell at a revenue factor of 1.00 was selected as the ultimate pit shell for the purposes of this mineral resource estimate.

13) The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

25.3 Risk and Opportunities

The following risks and opportunities were identified that could affect the future economic outcome of the project. The following does not include external risks that apply to all exploration and development projects (e.g., changes in metal prices, exchange rates, availability of investment capital, change in government regulations, etc.).

There is no other relevant data or information available that is necessary to make the technical report understandable and not misleading. To the Author knowledge, there are no additional risks or uncertainties that could reasonably be expected to affect the reliability or confidence in the exploration information or MRE.

25.3.1 Risks

25.3.1.1 Mineral Resource Estimate

The mineralized structures (mineralized domains) in all zones are relatively well understood. However, due to the limited drilling in some areas, all mineralization zones might be of slightly variable shapes from what have been modeled. A different interpretation from the current mineralization models may adversely affect the current MRE. Continued drilling may help define with more precision the shapes of the zones and confirm the geological and grade continuities of the mineralized zones along strike or down dip/plunge.

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25.3.1.2 Experienced Worker

The ability to attract and retain competent, experienced professionals is a key factor to success. An early search for professionals will help identify and attract critical people through all project phases, from early exploration to more advanced.

25.3.2 Opportunities

25.3.2.1 Resource Classification

With a closer drill grid on the Sakami Extension area, a better level confidence would be expected. A following MRE could include Indicated resources.

25.3.2.2 Resource Extent

Based on recent exploration work, there is an opportunity in the deposit area to extend known mineralization at depth and on strike and to potentially convert Inferred Mineral Resources to Indicated Mineral Resources. Fury's intentions are to direct their exploration efforts towards resource growth in 2026 with a focus on extending the limits of known mineralization on the Sakami property.

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26 RECOMMENDATIONS

From the observations made on the project, Vadnais-Leblanc recommends to:

  Survey all DDH collars not surveyed

  Make sure that every collar is properly identify

  Survey channels on outcrop

  Review drill core with assays results to better understand which structure, vein, alteration, etc. is carrying the gold in the different areas of the deposit

  Collect additional data from past drilling and implement a sampling protocol for SG data collection for future drilling

  Drill additional holes to expand the resource along strike and at depth below the shallower portion of the pit

  Do preliminary metallurgical test work

  Complete the geophysical coverage of the property

  Refine geochemical knowledge with new data

Table 26-1 Recommendations for Sakami Project

Item	Details	Cost (C$)
Phase 1
Drilling and Sampling	Diamond Drilling and Assays Analysis (10,000 m at $250/m)	2,500,000
Geometallurgical Work	Comminution test work	100,000
Geometallurgical Work	Recovery test work	100,000
Geophysical Surveys	Resistivity and chargeability	250,000
Geochemical Survey	Soil Sampling Campaign	75,000
Phase 2
Drilling and Sampling	Diamond Drilling and Assays Analysis (20,000 m at $250/m)	5,000,000
Total		8,025,000

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27 REFERENCES

Atkins, W.H., 1973. Sakami Project - Permit Areas 547 - 548 Zone 1 to 4, Report 1973, report submitted to the Ministère des Ressources naturelles, Québec; GM 29760, 155 pages and 1 map.

Baleer, M., and Lafontaine, J., 2009. Ressources Strateco - Campagne de forage sur la propriété Apple, secteur de la Baie James, Québec Projet Apple, Hiver 2008; Volume 1 de 3. Report submitted to the Ministère des Ressources Naturelles, Québec; GM 64506 Volumes 1 to three, 407 pages and 46 maps and sections.

Baleer, M., and Lafontaine, J., 2009. Ressources Strateco - Campagne de forage sur la propriété Apple, secteur de la Baie James, Québec Projet Apple, Hiver 2008; Volume 2 de 3. Report submitted to the Ministère des Ressources naturelles, Québec; GM 64506 Volumes 1 to three, 407 pages and 46 maps and sections

Baleer, M., and Lafontaine, J., 2009. Ressources Strateco - Campagne de forage sur la propriété Apple, secteur de la Baie James, Québec Projet Apple, Hiver 2008; Volume 3 de 3. Report submitted to the Ministère des Ressources naturelles, Québec; GM 64506 Volumes 1 to three, 407 pages and 46 maps and sections.

Bandyayera, D., and Houle, P., 2007. The Eastmain Belt: the emergence of a new gold camp. Québec Mines. Mining Information Bulletin, February, 2007. Ministère des Ressources Naturelles et Faune.

Barringer Research Limited, 1966. Summary Report Diamond Drilling Programme Sakami Lake Property, P.Q. for Zulapa Mining Corporation Limited. report submitted to the Ministère des Ressources naturelles, Québec; GM 18241, 25 pages and 7 maps.

Barringer Research Limited, 1966. Summary Report Diamond Drilling Programme Sakami Lake Property, P.Q. for Zulapa Mining Corporation Limited. report submitted to the Ministère des Ressources naturelles, Québec; GM 18241, 25 pages and 7 maps.

Beauregard, A.-J., and Gaudreault, D., 1999. Qualification report on the Sakami Property (Matamec Explorations Inc.). Géologica Groupe Conseil. 35 pages. GM 59247.

Beauregard, A.-J., 2000 - Rapport des travaux d'exploration, hiver 2000, Propriété Yasinski-Nord et PEM 1404. Ressources Dianor inc.; Assessment work report submitted to the Ministère des Ressources naturelles, Québec; GM 58304, 236 pages and 9 maps.

Beauregard, A.-J., 2001. Rapport d'évaluation sur la propriété Sakami (Matamec Explorations Inc.). Géologica Groupe Conseil. Rapport interne. 37 pages.

Beauregard, A.-J., and Gaudreault, D., 2003. Rapport technique d'évaluation sur la propriété Sakami, municipalité de la Baie-James, province de Québec, Canada (Matamec Explorations Inc.). Géologica Groupe Conseil. Rapport interne. 42 pages.

Berger, J., 1999. Rapport Final sur la détection des chapeaux de fer à l'aide d'images LANDSAT TM pour les feuillets SNRC 33F, 33G et 33H - Projet Minto -Soumis à Les Mines d'Or Virginia. Report submitted to the Ministère des Ressources naturelles, Québec; GM 58326, 8 pages and 1 map.

Blanchet, C., 2001. Propriété Apple, rapport géologique, programme de décapage automne 2001 pour Mines d'Or Virginia. Services Techniques Géonordic inc. 14 pages.

Boileau, P., 2001. Rapport d'interprétation de levés géophysiques (magnétique et polarisation provoquée- résistivité) effectués sur le projet Sakami. Rapport interne. 9 pages.

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Boily, M., 2013. Rapport De Travaux D'exploration Simplifie, Projet Sakami. Minéraux Abalor Inc, Rapport statutaire soumis au gouvernement du Québec; GM 67562, 38 pages. https://gq.mines.gouv.qc.ca/documents/EXAMINE/GM67562.

Boily, M., 2013. Technical Report, Humus Sampling Program On The Sakami Property. Minéraux Abalor Inc, Rapport statutaire soumis au gouvernement du Québec; GM 67563, 87 pages. https://gq.mines.gouv.qc.ca/documents/EXAMINE/GM67563.

Boily, M., 2013. Technical Report, Rock Sampling Program On The Northern Sakami Property. Minéraux Abalor Inc, Rapport statutaire soumis au gouvernement du Québec; GM 67708, 51 pages. https://gq.mines.gouv.qc.ca/documents/EXAMINE/GM67708.

Boily, M., 2017. The Sakami property, La Grande subprovince, James bay territory. Les Propriétés Genius Ltd, Rapport statutaire soumis au gouvernement du Québec; GM 70694, 56 pages. https://gq.mines.gouv.qc.ca/documents/EXAMINE/GM70694.

Boudreau, D., 2018. Rapport Des Travaux d'Exploration 2017, Projet Corridor Cheechoo-Éléonore. Corporation Métaux Précieux Du Québec, rapport statutaire soumis au gouvernement du Québec; GM 70723, 84 pages, 1 plan. https://gq.mines.gouv.qc.ca/documents/EXAMINE/GM70723.

Bullis, H. R., Hureau, R. A., and Penner, B. D., 1994. Distribution of Gold and sulfides at Lupin, Northwest Territories. Economic Geology, v. 89, p. 1217-1227.

Caddey, S. W., Bachman, R. L., Campbell, T. J., Reid, R. R., and Otto, R. P., 1991. The Homestake mine, an Early Proterozoic iron formation-hosted gold deposit, Lawrence County, South Dakota. United States Geological Survey, Bulletin 1857-J. 67 pages.

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Technical Report – 2025 Initial Mineral Resource Estimate-Sakami Project, Quebec, Canada	Page 104

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Lamarche, L. and Lavallée, J. R, 1998. Rapport de prospection pour les projets Sakami 1 et 2. Programme d'assistance à l'exploration minière du Québec, volet A-2. Ministère des Ressources Naturelles du Québec. 24 pages. GM 58475.

Lavallée, J.-R., 2002. Rapport technique d'évaluation de la propriété Sakami, Municipalité de la Baie-James, Province de Québec, Canada (Matamec Explorations Inc.). Gestion Minière Explorer inc. Rapport interne. 69 pages.

Lavallée, J.-R., 2003. Rapport des travaux de prospection, été 2002, propriété Sakami, Municipalité de la Baie-James, Province de Québec, Canada (Matamec Explorations Inc.). Gestion Minière Explorer inc. Rapport interne. 63 pages. GM 60046.

Lavallée, J.-S., 2014. Rapport de Compilation sur la Propriété Sakami, (SNRC : 33F/02, 33F/07). Préparé pour Métaux Stratégiques du Canada. Préparé par Jean-Sébastien Lavallée, Consul-Teck. 43 pages.

Lavallée, J.-S., 2015. Rapport de Travaux sur la Propriété Sakami, (SNRC : 33F/02, 33F/07). Préparé pour Métaux Stratégiques du Canada. Préparé par Jean-Sébastien Lavallée, Consul-Teck. 37 pages.

Lavallée, J.-S., 2016. Rapport de Travaux sur la Propriété Sakami, (SNRC : 33F/02, 33F/07). Préparé pour Métaux Stratégiques du Canada. Préparé par Jean-Sébastien Lavallée, Consul-Teck. 47 pages.

Lavallée, J S., 2016. Rapport De Travaux Sur La Propriété Apple. Métaux Stratégiques Du Canada, Rapport statutaire soumis au gouvernement du Québec; GM 69398, 86 pages, 6 maps. https://gq.mines.gouv.qc.ca/documents/EXAMINE/GM69398.

Lavallée, J-S., 2019. Rapport Des Forages 2018 Sur La Propriété Sakami. Corporation Métaux Précieux Du Québec, Rapport statutaire soumis au gouvernement du Québec; GM 71524, 854 pages, 1 map. https://gq.mines.gouv.qc.ca/documents/EXAMINE/GM71524.

Lavallée, J-S., 2019. Levé Géochimie De Sol 2018 Sur La Propriété Sakami. Corporation Métaux Précieux Du Québec, Rapport Statutaire Soumis Au Gouvernement Du Québec; GM 71527, 154 pages, 1 map. https://Gq.Mines.Gouv.Qc.Ca/Documents/Examine/GM71527.

Lavallée, J.-S., and Lavallée, J-R. 2004. Rapport des travaux de février et mars 2004 Propriété Sakami, Municipalité de la Baie-James, Province de Québec, Canada (Matamec Explorations Inc.). Consul-Teck. 96 pages. GM 61190.

Lavallée, J-S., Martin Tanguay, B., 2019. Rapport De Forages 2019 Sur La Propriété Sakami. Corporation Métaux Précieux Du Québec, Rapport statutaire soumis au gouvernement du Québec; GM 71526, 1103 pages. https://gq.mines.gouv.qc.ca/documents/EXAMINE/GM71526.

Lavallée, J-S., Rioux, P., 2017. Rapport De Travaux Sur La Propriété Sakami. Matamec Explorations Inc, Métaux Stratégiques Du Canada, Rapport statutaire soumis au gouvernement du Québec; GM 70347, 275 pages, 1 map. https://gq.mines.gouv.qc.ca/documents/EXAMINE/GM70347.

Leclerc, A., 2015. Propriété Sakami, Rapport d'une campagne d'échantillonnage pédogéochimique (horizon B) sur trois secteurs de la propriété Sakami, Secteur JR, secteur Île et secteur Péninsule. 15 pages.

Leclerc, A., 2012. Rapport d'Évaluation, Préliminaire corrigé, Propriété Sakami, Matamec Explorations Inc. 63 pages.

Liebenberg, W. R., 1958. The mode of occurrence and theory of origin of the uranium minerals and gold in the Witwatersrand ores. In United Nations, Peaceful Uses of Atomic Energy. Proceedings of the Second International Conference, Geneva, p. 379-387.

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Technical Report – 2025 Initial Mineral Resource Estimate-Sakami Project, Quebec, Canada	Page 107

McLaughlin, A. D., 2002. Technical Report on the Sakami Project, James Bay Region, Quebec (Matamec Explorations Inc.). Internal report. 39 pages.

Mills, J. P., 1974, Petrological studies in the Sakami-Lake greenstone belt of the Northwestern Quebec. University of Kansas. Doctorate thesis. 190 pages.

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Ramdohr, P. 1958. The uranium and gold deposits of the Witwatersrand; Blind River district; Dominion Reef; Serra de Jacobina; microscopic analyses and a geological comparison. In Geochemistry and Origin of Life. (ed.) K. A. Kvenvolden; Dowden, Hutchison & Ross Inc. Stroudsburg, Pennsylvania, U.S.A., v. 14. p. 188-194 (1974).

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Roscoe, S. M., 1996. Paleoplacer uranium, gold. In Geology of Canadian Mineral Deposit Types. (eds) O. R. Eckstrand, W. D. Sinclair, and R. I. Thorpe. Geological Survey of Canada, Geology of Canada no.8. p. 10-23.

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Sial Géosciences Inc. 1998. Mines D'Or Virginia, Cartes NTS : 33F/02-03 Levé Électromagnétique et Magnétique Héliporté. Blocs : Apple, Secteur de la rivière La Grande (LG-3). Report submitted to the Ministère des Ressources naturelles, Québec; GM 56268. 45 pages and 9 maps.

Sial Géosciences Inc. 2000. Mines D'Or Virginia - Levé électromagnétique et magnétique héliporté - Bloc A - Région : Lac Sa kami - Cartes NTS : 33F/02 - Rapport Final., Projet no. 00-H02-07. Avril 2000. Report submitted to the Ministère des Ressources naturelles, Québec; GM 58696, 31 pages and 3 maps.

Sial Géosciences Inc., 2000. Mines D'Or Virginia, Levé Électromagnétique et Magnétique Héliporté, Bloc A - Région : Lac Sakami - Carte NTS : 33F/02, report submitted to the Ministère des Ressources naturelles, Québec; GM 59351 - 32 pages and 10 maps.

Simard, P., 1996 - Rapport des travaux, propriété La Grande Sud. Mines d'Or Virginia Inc.; Assessment work report submitted to the Ministère des Ressources naturelles, Québec; GM 54335, 336 pages and 3 maps.

Tshimbalanga, S., 2017. Levés de polarisation provoquée, de magnétométrie et d'EM-TBF, propriété Sakami Sud. Les Propriétés Genius Ltd, Rapport statutaire soumis au gouvernement du Québec; GM 70580, 25 pages, 32 maps. https://gq.mines.gouv.qc.ca/documents/EXAMINE/GM70580.

Tshimbalanga, S., 2019. Levé de polarisation provoquée, propriété Sakami indice Simon, secteur du réservoir Sakami. Corporation Métaux Précieux Du Québec, rapport statutaire soumis au gouvernement du Québec; GM 71487, 20 pages, 17 maps. https://gq.mines.gouv.qc.ca/documents/EXAMINE/GM71487.

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Web and Databases References

Dion, C., Goutier, J., Gauthier, M., 2003 - Metallogenic overview of the La Grande Subprovince in the Lac Sakami (33F) and Lac Guyer (33G) area, Québec Mines Bulletin, Previous Issues, October 2003: https://www.mern.gouv.qc.ca/english/mines/quebec-mines/2003-10/apercu.jsp

http://www.toponymie.gouv.qc.ca/ct/ToposWeb/fiche.aspx?no_seq=57805

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28 DATE AND SIGNATURE PAGE

This report titled "Initial Mineral Resource Estimate Update for the Sakami Project, Eeyou Istchee Territory, James Bay Region, Quebec, Canada" dated January 21, 2026 (the "Technical Report") for Fury Gold Mines Ltd. was prepared and signed by the following author:

The effective date of the MRE is November 11, 2025.

The report date is January 21, 2026.

Signed by:

"Original Signed and Sealed"

Qualified Person	Company
Olivier Vadnais-Leblanc, P.Geo.	SGS Canada Inc. - Geological Services ("SGS")

January 21, 2026

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Technical Report – 2025 Initial Mineral Resource Estimate-Sakami Project, Quebec, Canada	Page 110

29 CERTIFICATE OF QUALIFIED PERSON

QP CERTIFICATE - OLIVIER VADNAIS-LEBLANC

To accompany the report entitled: "Initial Mineral Resource Estimate ("MRE") for the Sakami Project, Eeyou Istchee Territory, James Bay Region, Quebec, Canada", dated January 21, 2026, and with an effective date of November 11, 2025 (the "Technical Report") prepared for Fury Gold Mines Limited. (the "Company").

I, Olivier Vadnais-Leblanc, P.Geo., of Blainville, Quebec, Canada, hereby certify that :

a) I am a Project Geologist at SGS Canada Inc. - Geological Services, located at 10 boul. de la Seigneurie Est, Suite 203, Blainville, Quebec, Canada, J7C 3V5.

b) I graduated from UQAM (B. Sc. in Geology in 2006). I am a regular member no. 1082 of the Ordre des géologues du Québec. My relevant experience includes continuous mineral resource estimates, including several gold projects since obtaining my degree.

c) I have read the definition of "Qualified Person" set out in National Instrument 43-101 - Standards of Disclosure for Mineral Projects - ("Nl 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43 101) and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43 101.

d) I conducted a site visit to the Sakami Property on July 21 to July 23, 2025.

e) I am the author of the Technical Report and responsible for all sections. I have reviewed all sections and accept professional responsibility for all sections of the Technical Report.

f) I am independent of Fury Gold Mines, in accordance with the description in Article 1.5 of the NI 43-101 Regulation on information concerning mining projects.

g) My previous involvement with the project is in participating in the preparation of the 2017 technical report for Matamec Explorations Inc. ("Matamec") and Canada Strategic Metal ("CJC").

h) As at the effective date of the Technical Report, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

i) I have read National Instrument 43-101 and Form 43-101F1 (the "Form"), and confirm that this Technical Report has been prepared in accordance therewith.

Signed and dated this 21st day of January 2026, at Blainville, Québec, Canada.

Olivier Vadnais-Leblanc, P.Geo.(géo), SGS Canada Inc.

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Appendix 1.  List of Claims

Area	CDC Number	NTS Sheet	Date of Registration	Expiry Date	Area (ha)	Current Excess Work Credits	Required Work per 2-year Term	Claim Holder
Sakami	26941	33F02	6/17/2004	6/16/2026	51,67	22985,22	2500	Fury Gold Mines Limited
Sakami	26942	33F02	6/17/2004	6/16/2026	51,67	25695,53	2500	Fury Gold Mines Limited
Sakami	26943	33F02	6/17/2004	6/16/2026	51,67	24799,67	2500	Fury Gold Mines Limited
Sakami	26944	33F02	6/17/2004	6/16/2026	51,67	24799,67	2500	Fury Gold Mines Limited
Sakami	26945	33F02	6/17/2004	6/16/2026	51,67	30123,91	2500	Fury Gold Mines Limited
Sakami	26946	33F02	6/17/2004	6/16/2026	51,66	575,74	2500	Fury Gold Mines Limited
Sakami	26947	33F02	6/17/2004	6/16/2026	51,66	0	2500	Fury Gold Mines Limited
Sakami	26948	33F02	6/17/2004	6/16/2026	51,66	0	2500	Fury Gold Mines Limited
Sakami	26949	33F02	6/17/2004	6/16/2026	51,66	0	2500	Fury Gold Mines Limited
Sakami	26950	33F02	6/17/2004	6/16/2026	51,66	0	2500	Fury Gold Mines Limited
Sakami	26951	33F02	6/17/2004	6/16/2026	51,66	1649,38	2500	Fury Gold Mines Limited
Sakami	26952	33F02	6/17/2004	6/16/2026	51,66	1857,89	2500	Fury Gold Mines Limited
Sakami	26953	33F02	6/17/2004	6/16/2026	51,66	4158,55	2500	Fury Gold Mines Limited
Sakami	26954	33F02	6/17/2004	6/16/2026	51,66	4995,55	2500	Fury Gold Mines Limited
Sakami	26955	33F02	6/17/2004	6/16/2026	51,66	27191,25	2500	Fury Gold Mines Limited
Sakami	26956	33F02	6/17/2004	6/16/2026	51,66	23233,22	2500	Fury Gold Mines Limited
Sakami	26957	33F02	6/17/2004	6/16/2026	51,66	26743,74	2500	Fury Gold Mines Limited
Sakami	26958	33F02	6/17/2004	6/16/2026	51,66	158906,79	2500	Fury Gold Mines Limited
Sakami	26959	33F02	6/17/2004	6/16/2026	51,66	505084,06	2500	Fury Gold Mines Limited
Sakami	26960	33F02	6/17/2004	6/16/2026	51,66	107979,38	2500	Fury Gold Mines Limited
Sakami	26961	33F02	6/17/2004	6/16/2026	51,65	0	2500	Fury Gold Mines Limited
Sakami	26962	33F02	6/17/2004	6/16/2026	51,65	0	2500	Fury Gold Mines Limited
Sakami	26963	33F02	6/17/2004	6/16/2026	51,65	0	2500	Fury Gold Mines Limited
Sakami	26964	33F02	6/17/2004	6/16/2026	51,65	0	2500	Fury Gold Mines Limited
Sakami	26965	33F02	6/17/2004	6/16/2026	51,65	0	2500	Fury Gold Mines Limited
Sakami	26966	33F02	6/17/2004	6/16/2026	51,65	1857,89	2500	Fury Gold Mines Limited
Sakami	26967	33F02	6/17/2004	6/16/2026	51,65	53168,81	2500	Fury Gold Mines Limited
Sakami	26968	33F02	6/17/2004	6/16/2026	51,65	41953,98	2500	Fury Gold Mines Limited
Sakami	26969	33F02	6/17/2004	6/16/2026	51,65	16400,61	2500	Fury Gold Mines Limited
Sakami	26970	33F02	6/17/2004	6/16/2026	51,65	16030,43	2500	Fury Gold Mines Limited
Sakami	26971	33F02	6/17/2004	6/16/2026	51,65	302296,39	2500	Fury Gold Mines Limited
Sakami	26972	33F02	6/17/2004	6/16/2026	51,65	27324,55	2500	Fury Gold Mines Limited
Sakami	26973	33F02	6/17/2004	6/16/2026	51,65	25925,37	2500	Fury Gold Mines Limited
Sakami	26974	33F02	6/17/2004	6/16/2026	51,65	5086860,18	2500	Fury Gold Mines Limited
Sakami	26975	33F02	6/17/2004	6/16/2026	51,65	1198932,74	2500	Fury Gold Mines Limited

SGS Geological Services

Technical Report – 2025 Initial Mineral Resource Estimate-Sakami Project, Quebec, Canada	Page 112

Area	CDC Number	NTS Sheet	Date of Registration	Expiry Date	Area (ha)	Current Excess Work Credits	Required Work per 2-year Term	Claim Holder
Sakami	26976	33F02	6/17/2004	6/16/2026	51,64	0	2500	Fury Gold Mines Limited
Sakami	26977	33F02	6/17/2004	6/16/2026	51,64	0	2500	Fury Gold Mines Limited
Sakami	26978	33F02	6/17/2004	6/16/2026	51,64	0	2500	Fury Gold Mines Limited
Sakami	26979	33F02	6/17/2004	6/16/2026	51,64	0	2500	Fury Gold Mines Limited
Sakami	26980	33F02	6/17/2004	6/16/2026	51,64	0	2500	Fury Gold Mines Limited
Sakami	26981	33F02	6/17/2004	6/16/2026	51,64	1857,89	2500	Fury Gold Mines Limited
Sakami	26982	33F02	6/17/2004	6/16/2026	51,64	0	2500	Fury Gold Mines Limited
Sakami	26983	33F02	6/17/2004	6/16/2026	51,64	0	2500	Fury Gold Mines Limited
Sakami	26984	33F02	6/17/2004	6/16/2026	51,64	4189,56	2500	Fury Gold Mines Limited
Sakami	26985	33F02	6/17/2004	6/16/2026	51,64	4367,07	2500	Fury Gold Mines Limited
Sakami	26986	33F02	6/17/2004	6/16/2026	51,64	16173,34	2500	Fury Gold Mines Limited
Sakami	26987	33F02	6/17/2004	6/16/2026	51,64	310012,99	2500	Fury Gold Mines Limited
Sakami	26988	33F02	6/17/2004	6/16/2026	51,64	345078,59	2500	Fury Gold Mines Limited
Sakami	26989	33F02	6/17/2004	6/16/2026	51,64	171020,52	2500	Fury Gold Mines Limited
Sakami	26990	33F02	6/17/2004	6/16/2026	51,64	194774,8	2500	Fury Gold Mines Limited
Sakami	26991	33F02	6/17/2004	6/16/2026	51,63	0	2500	Fury Gold Mines Limited
Sakami	26992	33F02	6/17/2004	6/16/2026	51,63	0	2500	Fury Gold Mines Limited
Sakami	26993	33F02	6/17/2004	6/16/2026	51,63	0	2500	Fury Gold Mines Limited
Sakami	26994	33F02	6/17/2004	6/16/2026	51,63	0	2500	Fury Gold Mines Limited
Sakami	26995	33F02	6/17/2004	6/16/2026	51,63	0	2500	Fury Gold Mines Limited
Sakami	26996	33F02	6/17/2004	6/16/2026	51,63	0	2500	Fury Gold Mines Limited
Sakami	26997	33F02	6/17/2004	6/16/2026	51,63	0	2500	Fury Gold Mines Limited
Sakami	26998	33F02	6/17/2004	6/16/2026	51,63	0	2500	Fury Gold Mines Limited
Sakami	26999	33F02	6/17/2004	6/16/2026	51,63	0	2500	Fury Gold Mines Limited
Sakami	27000	33F02	6/17/2004	6/16/2026	51,63	0	2500	Fury Gold Mines Limited
Sakami	27001	33F02	6/17/2004	6/16/2026	51,63	15190,83	2500	Fury Gold Mines Limited
Sakami	27002	33F02	6/17/2004	6/16/2026	35,43	29542,82	2500	Fury Gold Mines Limited
Sakami	27003	33F02	6/17/2004	6/16/2026	33,32	194844,74	2500	Fury Gold Mines Limited
Sakami	27004	33F02	6/17/2004	6/16/2026	28,04	1768884,58	2500	Fury Gold Mines Limited
Sakami	27005	33F02	6/17/2004	6/16/2026	14,36	282128,33	1000	Fury Gold Mines Limited
Sakami	27006	33F02	6/17/2004	6/16/2026	51,63	404642,08	2500	Fury Gold Mines Limited
Sakami	27007	33F02	6/17/2004	6/16/2026	51,63	15190,89	2500	Fury Gold Mines Limited
Sakami	27008	33F02	6/17/2004	6/16/2026	51,67	57486,34	2500	Fury Gold Mines Limited
Sakami	27009	33F02	6/17/2004	6/16/2026	51,67	60789,79	2500	Fury Gold Mines Limited
Sakami	27010	33F02	6/17/2004	6/16/2026	48,05	30094,09	2500	Fury Gold Mines Limited
Sakami	27011	33F03	6/17/2004	6/16/2026	51,66	0	2500	Fury Gold Mines Limited
Sakami	27012	33F03	6/17/2004	6/16/2026	51,66	1649,38	2500	Fury Gold Mines Limited

SGS Geological Services

Technical Report – 2025 Initial Mineral Resource Estimate-Sakami Project, Quebec, Canada	Page 113

Area	CDC Number	NTS Sheet	Date of Registration	Expiry Date	Area (ha)	Current Excess Work Credits	Required Work per 2-year Term	Claim Holder
Sakami	27013	33F03	6/17/2004	6/16/2026	51,66	1857,89	2500	Fury Gold Mines Limited
Sakami	27014	33F03	6/17/2004	6/16/2026	51,66	1857,89	2500	Fury Gold Mines Limited
Sakami	27015	33F03	6/17/2004	6/16/2026	51,66	781,31	2500	Fury Gold Mines Limited
Sakami	27016	33F03	6/17/2004	6/16/2026	51,65	0	2500	Fury Gold Mines Limited
Sakami	27017	33F03	6/17/2004	6/16/2026	51,65	0	2500	Fury Gold Mines Limited
Sakami	27018	33F03	6/17/2004	6/16/2026	51,65	1857,89	2500	Fury Gold Mines Limited
Sakami	27019	33F03	6/17/2004	6/16/2026	51,65	1857,89	2500	Fury Gold Mines Limited
Sakami	27020	33F03	6/17/2004	6/16/2026	51,65	1857,89	2500	Fury Gold Mines Limited
Sakami	27021	33F03	6/17/2004	6/16/2026	51,65	1857,89	2500	Fury Gold Mines Limited
Sakami	27024	33F03	6/17/2004	6/16/2026	51,64	0	2500	Fury Gold Mines Limited
Sakami	27025	33F03	6/17/2004	6/16/2026	51,64	0	2500	Fury Gold Mines Limited
Sakami	27026	33F03	6/17/2004	6/16/2026	51,64	0	2500	Fury Gold Mines Limited
Sakami	27027	33F03	6/17/2004	6/16/2026	51,64	0	2500	Fury Gold Mines Limited
Sakami	27028	33F03	6/17/2004	6/16/2026	51,64	1215,78	2500	Fury Gold Mines Limited
Sakami	40118	33F02	4/29/2005	4/28/2027	51,6	0	2500	Fury Gold Mines Limited
Sakami	40120	33F02	4/29/2005	4/28/2027	51,58	0	2500	Fury Gold Mines Limited
Sakami	40121	33F02	4/29/2005	4/28/2027	51,58	0	2500	Fury Gold Mines Limited
Sakami	40122	33F02	4/29/2005	4/28/2027	51,58	0	2500	Fury Gold Mines Limited
Sakami	40123	33F02	4/29/2005	4/28/2027	51,58	0	2500	Fury Gold Mines Limited
Sakami	40124	33F02	4/29/2005	4/28/2027	51,58	0	2500	Fury Gold Mines Limited
Sakami	40125	33F02	4/29/2005	4/28/2027	51,58	0	2500	Fury Gold Mines Limited
Sakami	40126	33F02	4/29/2005	4/28/2027	51,58	0	2500	Fury Gold Mines Limited
Sakami	40127	33F02	4/29/2005	4/28/2027	51,58	0	2500	Fury Gold Mines Limited
Sakami	40128	33F02	4/29/2005	4/28/2027	51,58	0	2500	Fury Gold Mines Limited
Sakami	40129	33F02	4/29/2005	4/28/2027	51,58	0	2500	Fury Gold Mines Limited
Sakami	40130	33F02	4/29/2005	4/28/2027	51,58	0	2500	Fury Gold Mines Limited
Sakami	40131	33F02	4/29/2005	4/28/2027	51,58	0	2500	Fury Gold Mines Limited
Sakami	40132	33F02	4/29/2005	4/28/2027	51,58	0	2500	Fury Gold Mines Limited
Sakami	40133	33F02	4/29/2005	4/28/2027	51,57	0	2500	Fury Gold Mines Limited
Sakami	40134	33F02	4/29/2005	4/28/2027	51,57	0	2500	Fury Gold Mines Limited
Sakami	40135	33F02	4/29/2005	4/28/2027	51,57	0	2500	Fury Gold Mines Limited
Sakami	40136	33F02	4/29/2005	4/28/2027	51,57	0	2500	Fury Gold Mines Limited
Sakami	40137	33F02	4/29/2005	4/28/2027	51,57	0	2500	Fury Gold Mines Limited
Sakami	40138	33F02	4/29/2005	4/28/2027	51,57	0	2500	Fury Gold Mines Limited
Sakami	40139	33F02	4/29/2005	4/28/2027	51,57	48,63	2500	Fury Gold Mines Limited
Sakami	40140	33F02	4/29/2005	4/28/2027	51,57	0	2500	Fury Gold Mines Limited
Sakami	40141	33F02	4/29/2005	4/28/2027	51,57	0	2500	Fury Gold Mines Limited

SGS Geological Services

Technical Report – 2025 Initial Mineral Resource Estimate-Sakami Project, Quebec, Canada	Page 114

Area	CDC Number	NTS Sheet	Date of Registration	Expiry Date	Area (ha)	Current Excess Work Credits	Required Work per 2-year Term	Claim Holder
Sakami	40142	33F02	4/29/2005	4/28/2027	51,57	0	2500	Fury Gold Mines Limited
Sakami	40143	33F02	4/29/2005	4/28/2027	51,57	0	2500	Fury Gold Mines Limited
Sakami	40144	33F02	4/29/2005	4/28/2027	51,57	0	2500	Fury Gold Mines Limited
Sakami	40145	33F02	4/29/2005	4/28/2027	51,57	0	2500	Fury Gold Mines Limited
Sakami	40152	33F07	4/29/2005	4/28/2027	51,56	0	2500	Fury Gold Mines Limited
Sakami	40153	33F07	4/29/2005	4/28/2027	51,56	77467,84	2500	Fury Gold Mines Limited
Sakami	40154	33F07	4/29/2005	4/28/2027	51,56	1058,38	2500	Fury Gold Mines Limited
Sakami	40155	33F07	4/29/2005	4/28/2027	51,56	129385,16	2500	Fury Gold Mines Limited
Sakami	40156	33F07	4/29/2005	4/28/2027	51,56	0	2500	Fury Gold Mines Limited
Sakami	40167	33F07	4/29/2005	4/28/2027	51,55	0	2500	Fury Gold Mines Limited
Sakami	40168	33F07	4/29/2005	4/28/2027	51,55	0	2500	Fury Gold Mines Limited
Sakami	40169	33F07	4/29/2005	4/28/2027	51,55	0	2500	Fury Gold Mines Limited
Sakami	40170	33F07	4/29/2005	4/28/2027	51,55	0	2500	Fury Gold Mines Limited
Sakami	40171	33F07	4/29/2005	4/28/2027	51,55	0	2500	Fury Gold Mines Limited
Sakami	40172	33F07	4/29/2005	4/28/2027	51,55	0	2500	Fury Gold Mines Limited
Sakami	40179	33F07	4/29/2005	4/28/2027	51,54	0	2500	Fury Gold Mines Limited
Sakami	40180	33F07	4/29/2005	4/28/2027	51,54	867,87	2500	Fury Gold Mines Limited
Sakami	40181	33F07	4/29/2005	4/28/2027	51,54	0	2500	Fury Gold Mines Limited
Sakami	40182	33F07	4/29/2005	4/28/2027	51,54	0	2500	Fury Gold Mines Limited
Sakami	40183	33F07	4/29/2005	4/28/2027	51,54	0	2500	Fury Gold Mines Limited
Sakami	40190	33F07	4/29/2005	4/28/2027	51,53	4451,68	2500	Fury Gold Mines Limited
Sakami	40203	33F07	4/29/2005	4/28/2027	51,56	0	2500	Fury Gold Mines Limited
Sakami	84078	33F02	4/29/2005	4/28/2027	51,64	0	2500	Fury Gold Mines Limited
Sakami	84079	33F02	4/29/2005	4/28/2027	51,61	0	2500	Fury Gold Mines Limited
Sakami	84080	33F02	4/29/2005	4/28/2027	51,61	0	2500	Fury Gold Mines Limited
Sakami	84081	33F02	4/29/2005	4/28/2027	51,6	0	2500	Fury Gold Mines Limited
Sakami	84082	33F02	4/29/2005	4/28/2027	51,6	0	2500	Fury Gold Mines Limited
Sakami	84083	33F02	4/29/2005	4/28/2027	51,59	0	2500	Fury Gold Mines Limited
Sakami	84084	33F02	4/29/2005	4/28/2027	51,59	0	2500	Fury Gold Mines Limited
Sakami	84085	33F02	4/29/2005	4/28/2027	51,59	0	2500	Fury Gold Mines Limited
Sakami	84086	33F02	4/29/2005	4/28/2027	51,59	0	2500	Fury Gold Mines Limited
Sakami	84087	33F02	4/29/2005	4/28/2027	51,62	0	2500	Fury Gold Mines Limited
Sakami	84088	33F02	4/29/2005	4/28/2027	51,62	0	2500	Fury Gold Mines Limited
Sakami	84089	33F02	4/29/2005	4/28/2027	51,61	0	2500	Fury Gold Mines Limited
Sakami	84100	33F02	5/3/2005	5/2/2027	51,58	0	2500	Fury Gold Mines Limited
Sakami	84104	33F02	5/3/2005	5/2/2027	51,58	0	2500	Fury Gold Mines Limited
Sakami	84109	33F02	5/3/2005	5/2/2027	51,57	0	2500	Fury Gold Mines Limited

SGS Geological Services

Technical Report – 2025 Initial Mineral Resource Estimate-Sakami Project, Quebec, Canada	Page 115

Area	CDC Number	NTS Sheet	Date of Registration	Expiry Date	Area (ha)	Current Excess Work Credits	Required Work per 2-year Term	Claim Holder
Sakami	1131186	33F02	3/10/2005	10/3/2026	3,62	0	1000	Fury Gold Mines Limited
Sakami	1131187	33F02	3/10/2005	10/3/2026	51,67	0	2500	Fury Gold Mines Limited
Sakami	1131188	33F02	3/10/2005	10/3/2026	51,67	0	2500	Fury Gold Mines Limited
Sakami	1131189	33F02	3/10/2005	10/3/2026	16,23	24392,21	1000	Fury Gold Mines Limited
Sakami	1131190	33F02	3/10/2005	10/3/2026	51,66	0	2500	Fury Gold Mines Limited
Sakami	1131191	33F02	3/10/2005	10/3/2026	51,66	0	2500	Fury Gold Mines Limited
Sakami	1131192	33F02	3/10/2005	10/3/2026	18,33	22632,26	1000	Fury Gold Mines Limited
Sakami	1131193	33F02	3/10/2005	10/3/2026	51,65	19260,33	2500	Fury Gold Mines Limited
Sakami	1131194	33F02	3/10/2005	10/3/2026	51,65	0	2500	Fury Gold Mines Limited
Sakami	1131195	33F02	3/10/2005	10/3/2026	23,6	1899888,24	1000	Fury Gold Mines Limited
Sakami	1131196	33F02	3/10/2005	10/3/2026	51,64	1548206,8	2500	Fury Gold Mines Limited
Sakami	1131197	33F02	3/10/2005	10/3/2026	51,64	5430,17	2500	Fury Gold Mines Limited
Sakami	1131198	33F02	3/10/2005	10/3/2026	37,27	16802,4	2500	Fury Gold Mines Limited
Sakami	1131199	33F02	3/10/2005	10/3/2026	51,63	5430,17	2500	Fury Gold Mines Limited
Sakami	1131200	33F02	3/10/2005	10/3/2026	51,63	1487,56	2500	Fury Gold Mines Limited
Sakami	1131201	33F02	3/10/2005	10/3/2026	51,63	0	2500	Fury Gold Mines Limited
Sakami	1131202	33F02	3/10/2005	10/3/2026	51,63	0	2500	Fury Gold Mines Limited
Sakami	1131203	33F02	3/10/2005	10/3/2026	51,63	0	2500	Fury Gold Mines Limited
Sakami	1131204	33F02	3/10/2005	10/3/2026	51,62	0	2500	Fury Gold Mines Limited
Sakami	1131205	33F02	3/10/2005	10/3/2026	51,62	4321,38	2500	Fury Gold Mines Limited
Sakami	1131206	33F02	3/10/2005	10/3/2026	51,62	5082,99	2500	Fury Gold Mines Limited
Sakami	1131207	33F02	3/10/2005	10/3/2026	51,62	9977,39	2500	Fury Gold Mines Limited
Sakami	1131208	33F02	3/10/2005	10/3/2026	51,62	6965,69	2500	Fury Gold Mines Limited
Sakami	1131209	33F02	3/10/2005	10/3/2026	51,62	478,04	2500	Fury Gold Mines Limited
Sakami	1131210	33F02	3/10/2005	10/3/2026	51,62	0	2500	Fury Gold Mines Limited
Sakami	1131211	33F02	3/10/2005	10/3/2026	51,62	0	2500	Fury Gold Mines Limited
Sakami	1131212	33F02	3/10/2005	10/3/2026	51,62	0	2500	Fury Gold Mines Limited
Sakami	1131213	33F02	3/10/2005	10/3/2026	51,62	0	2500	Fury Gold Mines Limited
Sakami	1131214	33F02	3/10/2005	10/3/2026	51,61	0	2500	Fury Gold Mines Limited
Sakami	1131215	33F02	3/10/2005	10/3/2026	51,61	3209,95	2500	Fury Gold Mines Limited
Sakami	1131216	33F02	3/10/2005	10/3/2026	51,61	416973,69	2500	Fury Gold Mines Limited
Sakami	1131217	33F02	3/10/2005	10/3/2026	51,61	149373,87	2500	Fury Gold Mines Limited
Sakami	1131218	33F02	3/10/2005	10/3/2026	51,61	56840,68	2500	Fury Gold Mines Limited
Sakami	1131219	33F02	3/10/2005	10/3/2026	51,61	3941,1	2500	Fury Gold Mines Limited
Sakami	1131220	33F02	3/10/2005	10/3/2026	51,61	2882,19	2500	Fury Gold Mines Limited
Sakami	1131221	33F02	3/10/2005	10/3/2026	51,61	5855,83	2500	Fury Gold Mines Limited
Sakami	1131222	33F02	3/10/2005	10/3/2026	51,61	0	2500	Fury Gold Mines Limited

SGS Geological Services

Technical Report – 2025 Initial Mineral Resource Estimate-Sakami Project, Quebec, Canada	Page 116

Area	CDC Number	NTS Sheet	Date of Registration	Expiry Date	Area (ha)	Current Excess Work Credits	Required Work per 2-year Term	Claim Holder
Sakami	1131223	33F02	3/10/2005	10/3/2026	51,61	0	2500	Fury Gold Mines Limited
Sakami	1131224	33F02	3/10/2005	10/3/2026	51,6	0	2500	Fury Gold Mines Limited
Sakami	1131225	33F02	3/10/2005	10/3/2026	51,6	250,11	2500	Fury Gold Mines Limited
Sakami	1131226	33F02	3/10/2005	10/3/2026	51,6	122,36	2500	Fury Gold Mines Limited
Sakami	1131227	33F02	3/10/2005	10/3/2026	51,6	4530,6	2500	Fury Gold Mines Limited
Sakami	1131228	33F02	3/10/2005	10/3/2026	51,6	0	2500	Fury Gold Mines Limited
Sakami	1131229	33F02	3/10/2005	10/3/2026	51,6	1160,55	2500	Fury Gold Mines Limited
Sakami	1131230	33F02	3/10/2005	10/3/2026	51,6	0	2500	Fury Gold Mines Limited
Sakami	1131231	33F02	3/10/2005	10/3/2026	51,6	1055,6	2500	Fury Gold Mines Limited
Sakami	1131232	33F02	3/10/2005	10/3/2026	51,6	7156,98	2500	Fury Gold Mines Limited
Sakami	1131233	33F02	3/10/2005	10/3/2026	51,6	0	2500	Fury Gold Mines Limited
Sakami	1131234	33F02	3/10/2005	10/3/2026	51,59	942,35	2500	Fury Gold Mines Limited
Sakami	1131235	33F02	3/10/2005	10/3/2026	51,59	656,67	2500	Fury Gold Mines Limited
Sakami	1131236	33F02	3/10/2005	10/3/2026	51,59	2391,12	2500	Fury Gold Mines Limited
Sakami	1131237	33F02	3/10/2005	10/3/2026	51,59	1098,74	2500	Fury Gold Mines Limited
Sakami	1131238	33F02	3/10/2005	10/3/2026	51,59	0	2500	Fury Gold Mines Limited
Sakami	1131239	33F02	3/10/2005	10/3/2026	51,59	0	2500	Fury Gold Mines Limited
Sakami	1131240	33F02	3/10/2005	10/3/2026	51,59	1743,66	2500	Fury Gold Mines Limited
Sakami	2094772	33F02	6/22/2007	6/21/2027	51,73	0	2500	Fury Gold Mines Limited
Sakami	2095849	33F02	6/26/2007	6/25/2027	51,72	0	2500	Fury Gold Mines Limited
Sakami	2095850	33F02	6/26/2007	6/25/2027	51,72	0	2500	Fury Gold Mines Limited
Sakami	2095851	33F02	6/26/2007	6/25/2027	51,72	0	2500	Fury Gold Mines Limited
Sakami	2124543	33F02	9/27/2007	9/26/2027	51,74	0	2500	Fury Gold Mines Limited
Sakami	2124544	33F02	9/27/2007	9/26/2027	51,74	0	2500	Fury Gold Mines Limited
Sakami	2124545	33F02	9/27/2007	9/26/2027	51,74	0	2500	Fury Gold Mines Limited
Sakami	2124547	33F02	9/27/2007	9/26/2027	51,73	0	2500	Fury Gold Mines Limited
Sakami	2124548	33F02	9/27/2007	9/26/2027	51,73	0	2500	Fury Gold Mines Limited
Sakami	2124549	33F02	9/27/2007	9/26/2027	51,73	0	2500	Fury Gold Mines Limited
Sakami	2124550	33F02	9/27/2007	9/26/2027	51,73	0	2500	Fury Gold Mines Limited
Sakami	2124551	33F02	9/27/2007	9/26/2027	51,73	0	2500	Fury Gold Mines Limited
Sakami	2124552	33F02	9/27/2007	9/26/2027	51,73	0	2500	Fury Gold Mines Limited
Sakami	2124553	33F02	9/27/2007	9/26/2027	51,72	0	2500	Fury Gold Mines Limited
Sakami	2124554	33F02	9/27/2007	9/26/2027	51,72	0	2500	Fury Gold Mines Limited
Sakami	2124555	33F02	9/27/2007	9/26/2027	51,72	0	2500	Fury Gold Mines Limited
Sakami	2124556	33F02	9/27/2007	9/26/2027	51,72	11178,64	2500	Fury Gold Mines Limited
Sakami	2124557	33F02	9/27/2007	9/26/2027	51,71	11664,04	2500	Fury Gold Mines Limited
Sakami	2124558	33F02	9/27/2007	9/26/2027	51,71	0	2500	Fury Gold Mines Limited

SGS Geological Services

Technical Report – 2025 Initial Mineral Resource Estimate-Sakami Project, Quebec, Canada	Page 117

Area	CDC Number	NTS Sheet	Date of Registration	Expiry Date	Area (ha)	Current Excess Work Credits	Required Work per 2-year Term	Claim Holder
Sakami	2124559	33F02	9/27/2007	9/26/2027	51,71	0	2500	Fury Gold Mines Limited
Sakami	2124560	33F02	9/27/2007	9/26/2027	51,71	1297,06	2500	Fury Gold Mines Limited
Sakami	2124561	33F02	9/27/2007	9/26/2027	51,71	0	2500	Fury Gold Mines Limited
Sakami	2124562	33F02	9/27/2007	9/26/2027	51,71	0	2500	Fury Gold Mines Limited
Sakami	2124563	33F02	9/27/2007	9/26/2027	51,71	0	2500	Fury Gold Mines Limited
Sakami	2124566	33F02	9/27/2007	9/26/2027	51,7	5654,59	2500	Fury Gold Mines Limited
Sakami	2124567	33F02	9/27/2007	9/26/2027	51,7	0	2500	Fury Gold Mines Limited
Sakami	2124568	33F02	9/27/2007	9/26/2027	51,7	20078,97	2500	Fury Gold Mines Limited
Sakami	2124569	33F02	9/27/2007	9/26/2027	51,7	21971,06	2500	Fury Gold Mines Limited
Sakami	2124570	33F02	9/27/2007	9/26/2027	51,7	0	2500	Fury Gold Mines Limited
Sakami	2124574	33F02	9/27/2007	9/26/2027	51,69	17914,04	2500	Fury Gold Mines Limited
Sakami	2124575	33F02	9/27/2007	9/26/2027	51,69	19771,93	2500	Fury Gold Mines Limited
Sakami	2124577	33F02	9/27/2007	9/26/2027	51,69	22513,22	2500	Fury Gold Mines Limited
Sakami	2124580	33F02	9/27/2007	9/26/2027	51,69	22513,22	2500	Fury Gold Mines Limited
Sakami	2124582	33F02	9/27/2007	9/26/2027	51,69	0	2500	Fury Gold Mines Limited
Sakami	2124586	33F02	9/27/2007	9/26/2027	51,68	20655,33	2500	Fury Gold Mines Limited
Sakami	2124588	33F02	9/27/2007	9/26/2027	51,68	22704,1	2500	Fury Gold Mines Limited
Sakami	2124590	33F02	9/27/2007	9/26/2027	51,68	22513,22	2500	Fury Gold Mines Limited
Sakami	2124592	33F02	9/27/2007	9/26/2027	51,68	24804,71	2500	Fury Gold Mines Limited
Sakami	2124594	33F02	9/27/2007	9/26/2027	51,68	0	2500	Fury Gold Mines Limited
Sakami	2125719	33F02	10/2/2007	10/1/2027	51,58	0	2500	Fury Gold Mines Limited
Sakami	2125720	33F02	10/2/2007	10/1/2027	51,58	0	2500	Fury Gold Mines Limited
Sakami	2125721	33F02	10/2/2007	10/1/2027	51,57	0	2500	Fury Gold Mines Limited
Sakami	2125722	33F02	10/2/2007	10/1/2027	51,57	0	2500	Fury Gold Mines Limited
Sakami	2125723	33F02	10/2/2007	10/1/2027	51,57	0	2500	Fury Gold Mines Limited
Sakami	2125728	33F02	10/2/2007	10/1/2027	51,7	0	2500	Fury Gold Mines Limited
Sakami	2125729	33F02	10/2/2007	10/1/2027	51,68	20655,33	2500	Fury Gold Mines Limited
Sakami	2390754	33F07	9/16/2013	9/15/2027	51,56	290,81	1800	Fury Gold Mines Limited
Sakami	2390755	33F07	9/16/2013	9/15/2027	51,56	333,84	1800	Fury Gold Mines Limited
Sakami	2390756	33F07	9/16/2013	9/15/2027	51,56	0	1800	Fury Gold Mines Limited
Sakami	2390757	33F07	9/16/2013	9/15/2027	51,54	0	1800	Fury Gold Mines Limited
Sakami	2390758	33F07	9/16/2013	9/15/2027	51,53	3209,27	1800	Fury Gold Mines Limited
Sakami	2390759	33F07	9/16/2013	9/15/2027	51,53	2668,11	1800	Fury Gold Mines Limited
Sakami	2390760	33F07	9/16/2013	9/15/2027	51,53	4175,26	1800	Fury Gold Mines Limited
Sakami	2390761	33F07	9/16/2013	9/15/2027	51,53	0	1800	Fury Gold Mines Limited
Sakami	2390762	33F07	9/16/2013	9/15/2027	51,53	332,37	1800	Fury Gold Mines Limited
Sakami	2390763	33F07	9/16/2013	9/15/2027	51,52	3809,88	1800	Fury Gold Mines Limited

SGS Geological Services

Technical Report – 2025 Initial Mineral Resource Estimate-Sakami Project, Quebec, Canada	Page 118

Area	CDC Number	NTS Sheet	Date of Registration	Expiry Date	Area (ha)	Current Excess Work Credits	Required Work per 2-year Term	Claim Holder
Sakami	2390764	33F07	9/16/2013	9/15/2027	51,52	6039,91	1800	Fury Gold Mines Limited
Sakami	2390765	33F07	9/16/2013	9/15/2027	51,52	2412,64	1800	Fury Gold Mines Limited
Sakami	2460464	33F02	9/1/2016	8/31/2026	51,7	0	1350	Fury Gold Mines Limited
Sakami	2460465	33F02	9/1/2016	8/31/2026	51,7	0	1350	Fury Gold Mines Limited
Sakami	2460466	33F02	9/1/2016	8/31/2026	51,7	0	1350	Fury Gold Mines Limited
Sakami	2460467	33F02	9/1/2016	8/31/2026	51,69	3812,03	1350	Fury Gold Mines Limited
Sakami	2460468	33F02	9/1/2016	8/31/2026	51,69	3603,52	1350	Fury Gold Mines Limited
Sakami	2460469	33F02	9/1/2016	8/31/2026	51,69	0	1350	Fury Gold Mines Limited
Sakami	2460470	33F02	9/1/2016	8/31/2026	51,69	0	1350	Fury Gold Mines Limited
Sakami	2460471	33F02	9/1/2016	8/31/2026	51,69	22368,18	1350	Fury Gold Mines Limited
Sakami	2460472	33F02	9/1/2016	8/31/2026	51,69	22609,47	1350	Fury Gold Mines Limited
Sakami	2460473	33F02	9/1/2016	8/31/2026	51,68	3812,03	1350	Fury Gold Mines Limited
Sakami	2460474	33F02	9/1/2016	8/31/2026	51,68	3812,03	1350	Fury Gold Mines Limited
Sakami	2460475	33F02	9/1/2016	8/31/2026	51,68	0	1350	Fury Gold Mines Limited
Sakami	2460476	33F02	9/1/2016	8/31/2026	51,68	0	1350	Fury Gold Mines Limited
Sakami	2460477	33F02	9/1/2016	8/31/2026	51,68	0	1350	Fury Gold Mines Limited
Sakami	2460478	33F02	9/1/2016	8/31/2026	51,68	22368,18	1350	Fury Gold Mines Limited
Sakami	2460479	33F02	9/1/2016	8/31/2026	51,68	25109,48	1350	Fury Gold Mines Limited
Sakami	2460480	33F02	9/1/2016	8/31/2026	51,67	0	1350	Fury Gold Mines Limited
Sakami	2460481	33F02	9/1/2016	8/31/2026	51,67	0	1350	Fury Gold Mines Limited
Sakami	2460482	33F02	9/1/2016	8/31/2026	51,67	3812,03	1350	Fury Gold Mines Limited
Sakami	2460483	33F02	9/1/2016	8/31/2026	51,67	3812,03	1350	Fury Gold Mines Limited
Sakami	2460484	33F02	9/1/2016	8/31/2026	51,67	0	1350	Fury Gold Mines Limited
Sakami	2460485	33F02	9/1/2016	8/31/2026	51,67	1963,31	1350	Fury Gold Mines Limited
Sakami	26941	33F02	6/17/2004	6/16/2026	51,67	22985,22	2500	Fury Gold Mines Limited
Sakami	26942	33F02	6/17/2004	6/16/2026	51,67	25695,53	2500	Fury Gold Mines Limited
Sakami	26943	33F02	6/17/2004	6/16/2026	51,67	24799,67	2500	Fury Gold Mines Limited
Sakami	26944	33F02	6/17/2004	6/16/2026	51,67	24799,67	2500	Fury Gold Mines Limited
Sakami	26945	33F02	6/17/2004	6/16/2026	51,67	30123,91	2500	Fury Gold Mines Limited
Sakami	26946	33F02	6/17/2004	6/16/2026	51,66	575,74	2500	Fury Gold Mines Limited
Sakami	26947	33F02	6/17/2004	6/16/2026	51,66	0	2500	Fury Gold Mines Limited
Sakami	26948	33F02	6/17/2004	6/16/2026	51,66	0	2500	Fury Gold Mines Limited
Sakami	26949	33F02	6/17/2004	6/16/2026	51,66	0	2500	Fury Gold Mines Limited
Sakami	26950	33F02	6/17/2004	6/16/2026	51,66	0	2500	Fury Gold Mines Limited
Sakami	26951	33F02	6/17/2004	6/16/2026	51,66	1649,38	2500	Fury Gold Mines Limited
Sakami	26952	33F02	6/17/2004	6/16/2026	51,66	1857,89	2500	Fury Gold Mines Limited
Sakami	26953	33F02	6/17/2004	6/16/2026	51,66	4158,55	2500	Fury Gold Mines Limited

SGS Geological Services

Technical Report – 2025 Initial Mineral Resource Estimate-Sakami Project, Quebec, Canada	Page 119

Area	CDC Number	NTS Sheet	Date of Registration	Expiry Date	Area (ha)	Current Excess Work Credits	Required Work per 2-year Term	Claim Holder
Sakami	26954	33F02	6/17/2004	6/16/2026	51,66	4995,55	2500	Fury Gold Mines Limited
Sakami	26955	33F02	6/17/2004	6/16/2026	51,66	27191,25	2500	Fury Gold Mines Limited
Sakami	26956	33F02	6/17/2004	6/16/2026	51,66	23233,22	2500	Fury Gold Mines Limited
Sakami	26957	33F02	6/17/2004	6/16/2026	51,66	26743,74	2500	Fury Gold Mines Limited
Sakami	26958	33F02	6/17/2004	6/16/2026	51,66	158906,79	2500	Fury Gold Mines Limited
Sakami	26959	33F02	6/17/2004	6/16/2026	51,66	505084,06	2500	Fury Gold Mines Limited
Sakami	26960	33F02	6/17/2004	6/16/2026	51,66	107979,38	2500	Fury Gold Mines Limited
Sakami	26961	33F02	6/17/2004	6/16/2026	51,65	0	2500	Fury Gold Mines Limited
Sakami	26962	33F02	6/17/2004	6/16/2026	51,65	0	2500	Fury Gold Mines Limited
Sakami	26963	33F02	6/17/2004	6/16/2026	51,65	0	2500	Fury Gold Mines Limited
Sakami	26964	33F02	6/17/2004	6/16/2026	51,65	0	2500	Fury Gold Mines Limited
Sakami	26965	33F02	6/17/2004	6/16/2026	51,65	0	2500	Fury Gold Mines Limited
Sakami	26966	33F02	6/17/2004	6/16/2026	51,65	1857,89	2500	Fury Gold Mines Limited
Sakami	26967	33F02	6/17/2004	6/16/2026	51,65	53168,81	2500	Fury Gold Mines Limited
Sakami	26968	33F02	6/17/2004	6/16/2026	51,65	41953,98	2500	Fury Gold Mines Limited
Sakami	26969	33F02	6/17/2004	6/16/2026	51,65	16400,61	2500	Fury Gold Mines Limited
Sakami	26970	33F02	6/17/2004	6/16/2026	51,65	16030,43	2500	Fury Gold Mines Limited
Sakami	26971	33F02	6/17/2004	6/16/2026	51,65	302296,39	2500	Fury Gold Mines Limited
Sakami	26972	33F02	6/17/2004	6/16/2026	51,65	27324,55	2500	Fury Gold Mines Limited
Sakami	26973	33F02	6/17/2004	6/16/2026	51,65	25925,37	2500	Fury Gold Mines Limited
Sakami	26974	33F02	6/17/2004	6/16/2026	51,65	5086860,18	2500	Fury Gold Mines Limited
Sakami	26975	33F02	6/17/2004	6/16/2026	51,65	1198932,74	2500	Fury Gold Mines Limited
Sakami	26976	33F02	6/17/2004	6/16/2026	51,64	0	2500	Fury Gold Mines Limited
Sakami	26977	33F02	6/17/2004	6/16/2026	51,64	0	2500	Fury Gold Mines Limited
Sakami	26978	33F02	6/17/2004	6/16/2026	51,64	0	2500	Fury Gold Mines Limited
Sakami	26979	33F02	6/17/2004	6/16/2026	51,64	0	2500	Fury Gold Mines Limited
Sakami	26980	33F02	6/17/2004	6/16/2026	51,64	0	2500	Fury Gold Mines Limited
Sakami	26981	33F02	6/17/2004	6/16/2026	51,64	1857,89	2500	Fury Gold Mines Limited
Sakami	26982	33F02	6/17/2004	6/16/2026	51,64	0	2500	Fury Gold Mines Limited
Sakami	26983	33F02	6/17/2004	6/16/2026	51,64	0	2500	Fury Gold Mines Limited
Sakami	26984	33F02	6/17/2004	6/16/2026	51,64	4189,56	2500	Fury Gold Mines Limited
Sakami	26985	33F02	6/17/2004	6/16/2026	51,64	4367,07	2500	Fury Gold Mines Limited
Sakami	26986	33F02	6/17/2004	6/16/2026	51,64	16173,34	2500	Fury Gold Mines Limited
Sakami	26987	33F02	6/17/2004	6/16/2026	51,64	310012,99	2500	Fury Gold Mines Limited
Sakami	26988	33F02	6/17/2004	6/16/2026	51,64	345078,59	2500	Fury Gold Mines Limited
Sakami	26989	33F02	6/17/2004	6/16/2026	51,64	171020,52	2500	Fury Gold Mines Limited
Sakami	26990	33F02	6/17/2004	6/16/2026	51,64	194774,8	2500	Fury Gold Mines Limited

SGS Geological Services

Technical Report – 2025 Initial Mineral Resource Estimate-Sakami Project, Quebec, Canada	Page 120

Area	CDC Number	NTS Sheet	Date of Registration	Expiry Date	Area (ha)	Current Excess Work Credits	Required Work per 2-year Term	Claim Holder
Sakami	26991	33F02	6/17/2004	6/16/2026	51,63	0	2500	Fury Gold Mines Limited
Sakami	26992	33F02	6/17/2004	6/16/2026	51,63	0	2500	Fury Gold Mines Limited
Sakami	26993	33F02	6/17/2004	6/16/2026	51,63	0	2500	Fury Gold Mines Limited
Sakami	26994	33F02	6/17/2004	6/16/2026	51,63	0	2500	Fury Gold Mines Limited
Sakami	26995	33F02	6/17/2004	6/16/2026	51,63	0	2500	Fury Gold Mines Limited
Sakami	26996	33F02	6/17/2004	6/16/2026	51,63	0	2500	Fury Gold Mines Limited
Sakami	26997	33F02	6/17/2004	6/16/2026	51,63	0	2500	Fury Gold Mines Limited
Sakami	26998	33F02	6/17/2004	6/16/2026	51,63	0	2500	Fury Gold Mines Limited
Sakami	26999	33F02	6/17/2004	6/16/2026	51,63	0	2500	Fury Gold Mines Limited
Sakami	27000	33F02	6/17/2004	6/16/2026	51,63	0	2500	Fury Gold Mines Limited
Sakami	27001	33F02	6/17/2004	6/16/2026	51,63	15190,83	2500	Fury Gold Mines Limited
Sakami	27002	33F02	6/17/2004	6/16/2026	35,43	29542,82	2500	Fury Gold Mines Limited
Sakami	27003	33F02	6/17/2004	6/16/2026	33,32	194844,74	2500	Fury Gold Mines Limited
Sakami	27004	33F02	6/17/2004	6/16/2026	28,04	1768884,58	2500	Fury Gold Mines Limited
Sakami	27005	33F02	6/17/2004	6/16/2026	14,36	282128,33	1000	Fury Gold Mines Limited
Sakami	27006	33F02	6/17/2004	6/16/2026	51,63	404642,08	2500	Fury Gold Mines Limited
Sakami	27007	33F02	6/17/2004	6/16/2026	51,63	15190,89	2500	Fury Gold Mines Limited
Sakami	27008	33F02	6/17/2004	6/16/2026	51,67	57486,34	2500	Fury Gold Mines Limited
Sakami	27009	33F02	6/17/2004	6/16/2026	51,67	60789,79	2500	Fury Gold Mines Limited
Sakami	27010	33F02	6/17/2004	6/16/2026	48,05	30094,09	2500	Fury Gold Mines Limited
Sakami	27011	33F03	6/17/2004	6/16/2026	51,66	0	2500	Fury Gold Mines Limited
Sakami	27012	33F03	6/17/2004	6/16/2026	51,66	1649,38	2500	Fury Gold Mines Limited
Sakami	27013	33F03	6/17/2004	6/16/2026	51,66	1857,89	2500	Fury Gold Mines Limited
Sakami	27014	33F03	6/17/2004	6/16/2026	51,66	1857,89	2500	Fury Gold Mines Limited
Sakami	27015	33F03	6/17/2004	6/16/2026	51,66	781,31	2500	Fury Gold Mines Limited
Sakami	27016	33F03	6/17/2004	6/16/2026	51,65	0	2500	Fury Gold Mines Limited
Sakami	27017	33F03	6/17/2004	6/16/2026	51,65	0	2500	Fury Gold Mines Limited
Sakami	27018	33F03	6/17/2004	6/16/2026	51,65	1857,89	2500	Fury Gold Mines Limited
Sakami	27019	33F03	6/17/2004	6/16/2026	51,65	1857,89	2500	Fury Gold Mines Limited
Sakami	27020	33F03	6/17/2004	6/16/2026	51,65	1857,89	2500	Fury Gold Mines Limited
Sakami	27021	33F03	6/17/2004	6/16/2026	51,65	1857,89	2500	Fury Gold Mines Limited
Sakami	27024	33F03	6/17/2004	6/16/2026	51,64	0	2500	Fury Gold Mines Limited
Sakami	27025	33F03	6/17/2004	6/16/2026	51,64	0	2500	Fury Gold Mines Limited
Sakami	27026	33F03	6/17/2004	6/16/2026	51,64	0	2500	Fury Gold Mines Limited
Sakami	27027	33F03	6/17/2004	6/16/2026	51,64	0	2500	Fury Gold Mines Limited
Sakami	27028	33F03	6/17/2004	6/16/2026	51,64	1215,78	2500	Fury Gold Mines Limited
Sakami	40118	33F02	4/29/2005	4/28/2027	51,6	0	2500	Fury Gold Mines Limited

SGS Geological Services

Technical Report – 2025 Initial Mineral Resource Estimate-Sakami Project, Quebec, Canada	Page 121

Area	CDC Number	NTS Sheet	Date of Registration	Expiry Date	Area (ha)	Current Excess Work Credits	Required Work per 2-year Term	Claim Holder
Sakami	40120	33F02	4/29/2005	4/28/2027	51,58	0	2500	Fury Gold Mines Limited
Sakami	40121	33F02	4/29/2005	4/28/2027	51,58	0	2500	Fury Gold Mines Limited
Sakami	40122	33F02	4/29/2005	4/28/2027	51,58	0	2500	Fury Gold Mines Limited
Sakami	40123	33F02	4/29/2005	4/28/2027	51,58	0	2500	Fury Gold Mines Limited
Sakami	40124	33F02	4/29/2005	4/28/2027	51,58	0	2500	Fury Gold Mines Limited
Sakami	40125	33F02	4/29/2005	4/28/2027	51,58	0	2500	Fury Gold Mines Limited
Sakami	40126	33F02	4/29/2005	4/28/2027	51,58	0	2500	Fury Gold Mines Limited
Sakami	40127	33F02	4/29/2005	4/28/2027	51,58	0	2500	Fury Gold Mines Limited
Sakami	40128	33F02	4/29/2005	4/28/2027	51,58	0	2500	Fury Gold Mines Limited
Sakami	40129	33F02	4/29/2005	4/28/2027	51,58	0	2500	Fury Gold Mines Limited
Sakami	40130	33F02	4/29/2005	4/28/2027	51,58	0	2500	Fury Gold Mines Limited
Sakami	40131	33F02	4/29/2005	4/28/2027	51,58	0	2500	Fury Gold Mines Limited
Sakami	40132	33F02	4/29/2005	4/28/2027	51,58	0	2500	Fury Gold Mines Limited
Sakami	40133	33F02	4/29/2005	4/28/2027	51,57	0	2500	Fury Gold Mines Limited
Sakami	40134	33F02	4/29/2005	4/28/2027	51,57	0	2500	Fury Gold Mines Limited
Sakami	40135	33F02	4/29/2005	4/28/2027	51,57	0	2500	Fury Gold Mines Limited
Sakami	40136	33F02	4/29/2005	4/28/2027	51,57	0	2500	Fury Gold Mines Limited
Sakami	40137	33F02	4/29/2005	4/28/2027	51,57	0	2500	Fury Gold Mines Limited
Sakami	40138	33F02	4/29/2005	4/28/2027	51,57	0	2500	Fury Gold Mines Limited
Sakami	40139	33F02	4/29/2005	4/28/2027	51,57	48,63	2500	Fury Gold Mines Limited
Sakami	40140	33F02	4/29/2005	4/28/2027	51,57	0	2500	Fury Gold Mines Limited
Sakami	40141	33F02	4/29/2005	4/28/2027	51,57	0	2500	Fury Gold Mines Limited
Sakami	40142	33F02	4/29/2005	4/28/2027	51,57	0	2500	Fury Gold Mines Limited
Sakami	40143	33F02	4/29/2005	4/28/2027	51,57	0	2500	Fury Gold Mines Limited
Sakami	40144	33F02	4/29/2005	4/28/2027	51,57	0	2500	Fury Gold Mines Limited
Sakami	40145	33F02	4/29/2005	4/28/2027	51,57	0	2500	Fury Gold Mines Limited
Sakami	40152	33F07	4/29/2005	4/28/2027	51,56	0	2500	Fury Gold Mines Limited
Sakami	40153	33F07	4/29/2005	4/28/2027	51,56	77467,84	2500	Fury Gold Mines Limited
Sakami	40154	33F07	4/29/2005	4/28/2027	51,56	1058,38	2500	Fury Gold Mines Limited
Sakami	40155	33F07	4/29/2005	4/28/2027	51,56	129385,16	2500	Fury Gold Mines Limited
Sakami	40156	33F07	4/29/2005	4/28/2027	51,56	0	2500	Fury Gold Mines Limited
Sakami	40167	33F07	4/29/2005	4/28/2027	51,55	0	2500	Fury Gold Mines Limited
Sakami	40168	33F07	4/29/2005	4/28/2027	51,55	0	2500	Fury Gold Mines Limited
Sakami	40169	33F07	4/29/2005	4/28/2027	51,55	0	2500	Fury Gold Mines Limited
Sakami	40170	33F07	4/29/2005	4/28/2027	51,55	0	2500	Fury Gold Mines Limited
Sakami	40171	33F07	4/29/2005	4/28/2027	51,55	0	2500	Fury Gold Mines Limited
Sakami	40172	33F07	4/29/2005	4/28/2027	51,55	0	2500	Fury Gold Mines Limited

SGS Geological Services

Technical Report – 2025 Initial Mineral Resource Estimate-Sakami Project, Quebec, Canada	Page 122

Area	CDC Number	NTS Sheet	Date of Registration	Expiry Date	Area (ha)	Current Excess Work Credits	Required Work per 2-year Term	Claim Holder
Sakami	40179	33F07	4/29/2005	4/28/2027	51,54	0	2500	Fury Gold Mines Limited
Sakami	40180	33F07	4/29/2005	4/28/2027	51,54	867,87	2500	Fury Gold Mines Limited
Sakami	40181	33F07	4/29/2005	4/28/2027	51,54	0	2500	Fury Gold Mines Limited
Sakami	40182	33F07	4/29/2005	4/28/2027	51,54	0	2500	Fury Gold Mines Limited
Sakami	40183	33F07	4/29/2005	4/28/2027	51,54	0	2500	Fury Gold Mines Limited
Sakami	40190	33F07	4/29/2005	4/28/2027	51,53	4451,68	2500	Fury Gold Mines Limited
Sakami	40203	33F07	4/29/2005	4/28/2027	51,56	0	2500	Fury Gold Mines Limited
Sakami	84078	33F02	4/29/2005	4/28/2027	51,64	0	2500	Fury Gold Mines Limited
Sakami	84079	33F02	4/29/2005	4/28/2027	51,61	0	2500	Fury Gold Mines Limited
Sakami	84080	33F02	4/29/2005	4/28/2027	51,61	0	2500	Fury Gold Mines Limited
Sakami	84081	33F02	4/29/2005	4/28/2027	51,6	0	2500	Fury Gold Mines Limited
Sakami	84082	33F02	4/29/2005	4/28/2027	51,6	0	2500	Fury Gold Mines Limited
Sakami	84083	33F02	4/29/2005	4/28/2027	51,59	0	2500	Fury Gold Mines Limited
Sakami	84084	33F02	4/29/2005	4/28/2027	51,59	0	2500	Fury Gold Mines Limited
Sakami	84085	33F02	4/29/2005	4/28/2027	51,59	0	2500	Fury Gold Mines Limited
Sakami	84086	33F02	4/29/2005	4/28/2027	51,59	0	2500	Fury Gold Mines Limited
Sakami	84087	33F02	4/29/2005	4/28/2027	51,62	0	2500	Fury Gold Mines Limited
Sakami	84088	33F02	4/29/2005	4/28/2027	51,62	0	2500	Fury Gold Mines Limited
Sakami	84089	33F02	4/29/2005	4/28/2027	51,61	0	2500	Fury Gold Mines Limited
Sakami	84100	33F02	5/3/2005	5/2/2027	51,58	0	2500	Fury Gold Mines Limited
Sakami	84104	33F02	5/3/2005	5/2/2027	51,58	0	2500	Fury Gold Mines Limited
Sakami	84109	33F02	5/3/2005	5/2/2027	51,57	0	2500	Fury Gold Mines Limited
Sakami	1131186	33F02	3/10/2005	10/3/2026	3,62	0	1000	Fury Gold Mines Limited
Sakami	1131187	33F02	3/10/2005	10/3/2026	51,67	0	2500	Fury Gold Mines Limited
Sakami	1131188	33F02	3/10/2005	10/3/2026	51,67	0	2500	Fury Gold Mines Limited
Sakami	1131189	33F02	3/10/2005	10/3/2026	16,23	24392,21	1000	Fury Gold Mines Limited
Sakami	1131190	33F02	3/10/2005	10/3/2026	51,66	0	2500	Fury Gold Mines Limited
Sakami	1131191	33F02	3/10/2005	10/3/2026	51,66	0	2500	Fury Gold Mines Limited
Sakami	1131192	33F02	3/10/2005	10/3/2026	18,33	22632,26	1000	Fury Gold Mines Limited
Sakami	1131193	33F02	3/10/2005	10/3/2026	51,65	19260,33	2500	Fury Gold Mines Limited
Sakami	1131194	33F02	3/10/2005	10/3/2026	51,65	0	2500	Fury Gold Mines Limited
Sakami	1131195	33F02	3/10/2005	10/3/2026	23,6	1899888,24	1000	Fury Gold Mines Limited
Sakami	1131196	33F02	3/10/2005	10/3/2026	51,64	1548206,8	2500	Fury Gold Mines Limited
Sakami	1131197	33F02	3/10/2005	10/3/2026	51,64	5430,17	2500	Fury Gold Mines Limited
Sakami	1131198	33F02	3/10/2005	10/3/2026	37,27	16802,4	2500	Fury Gold Mines Limited
Sakami	1131199	33F02	3/10/2005	10/3/2026	51,63	5430,17	2500	Fury Gold Mines Limited
Sakami	1131200	33F02	3/10/2005	10/3/2026	51,63	1487,56	2500	Fury Gold Mines Limited

SGS Geological Services

Technical Report – 2025 Initial Mineral Resource Estimate-Sakami Project, Quebec, Canada	Page 123

Area	CDC Number	NTS Sheet	Date of Registration	Expiry Date	Area (ha)	Current Excess Work Credits	Required Work per 2-year Term	Claim Holder
Sakami	1131201	33F02	3/10/2005	10/3/2026	51,63	0	2500	Fury Gold Mines Limited
Sakami	1131202	33F02	3/10/2005	10/3/2026	51,63	0	2500	Fury Gold Mines Limited
Sakami	1131203	33F02	3/10/2005	10/3/2026	51,63	0	2500	Fury Gold Mines Limited
Sakami	1131204	33F02	3/10/2005	10/3/2026	51,62	0	2500	Fury Gold Mines Limited

SGS Geological Services